SAIC 2002 ANNUAL REPORT

SAIC employee owners building a better future



SAIC®
An Employee-Owned Company

saic.com



HARNESSING THE BEST MINDS TO BUILD A BETTER WORLD

When we work together and harness the best talents and abilities in all of us, we accomplish great things: we help combat terrorism, develop life-saving vaccines, and build a brighter energy future.

By working together, we tap the strength of diversity. Our professional staff combines an extraordinary depth and breadth of technical expertise to create solutions that help solve complex problems of national and global importance.

Our highly talented employees join to develop world-class solutions to support the people who defend America and its allies, protect the environment, and explore the frontiers of space. That knowledge delivers solutions to help make communities safer, provide better educational opportunities for children, and usher in an era of better disease prevention and treatment.

Our combined expertise and experience in information technology and telecommunications is unmatched. Using this expertise, we create innovative solutions designed to solve the problems of tomorrow as well as today. We draw on the best technologies – whether invented here or elsewhere – to solve our customers' problems. We integrate those technologies into systems designed to be open, flexible, and scalable.

Our innovative solutions are born out of our





collective wisdom and built on decades of experience in our key vertical market areas: national security, energy, telecommunications, health and biomedical, environment, criminal justice, and space.

Rated by *FORTUNE* magazine as one of America's most admired companies in our industry, SAIC and its employee owners continually look for new opportunities to serve. As Dr. J. Robert Beyster, our founder and CEO, said shortly after September 11, "These times allow us to come together and demonstrate what a great company can do."

SAIC employees, more than 40,000 strong in over 20 countries, are united in their commitment to make a positive difference to our customers and the world.

TABLE OF CONTENTS

MESSAGE TO STOCKHOLDERS

REPORT *on* HOMELAND SECURITY

SAIC employees can be proud of how they responded in the aftermath of September 11. We made many important contributions in the hours, days, and months following the attacks because of the hard work, initiative, and creativity of our people.

Minutes after the attacks, our staff in McLean, Virginia, began setting up a crisis center. One of our first priorities was to determine if all SAIC employees were safe. On that morning, SAIC employees were working near the World Trade Center and inside the Pentagon. We lost one valued employee and close relatives and friends of many others.

In New York and Washington, D.C., we quickly provided a wide range of support. For example, we helped to protect the health and safety of rescue workers, to restore communications with voice-over-Internet technology, and later, to identify victims using DNA identification technology. Both the Company and individual employees donated time and money to help the victims of the attacks.

We also immediately thought of our customers. Dozens of Air Force staff used SAIC offices and equipment to resume operations after the attacks. We rapidly created an emergency operations center for a Navy client. In the Pentagon, we began restoring and upgrading the information technology infrastructure. Many SAIC staff deployed into the field to help maintain the readiness of Navy ships or support other military operations.

On hundreds of other projects, our systems and technologies are helping deliver better information to decision makers faster, as well as helping share information among important partners such as the many U.S. allies.

Our diversity was one of our greatest strengths during this time. A few weeks after the attacks, a high-ranking U.S. Government official said to us, "Is there anything we can ask of you that you can't do? We are so impressed... whatever the question has been, you've been able to immediately put someone in the Company in contact with us."

We were able to respond so quickly and so thoroughly because we were prepared. Five years ago, we combined our capabilities in virtually every aspect of counterterrorism into a Center for Counterterrorism Technology and Analysis. When the September 11 events occurred, we already had most of the capabilities needed to respond to our customers' new roles, missions, and needs. We also had a host of innovative technologies and proven solutions to offer. We simply augmented these efforts. To ensure our customers had direct and rapid access to the full range of our capabilities, our director of counterterrorism expanded his role to coordinate all of our homeland security efforts companywide.

Some of our more public contributions to our customers are highlighted in a special "Homeland Security" section in this Annual Report. We are just as proud of the many projects that were less visible to the public but equally important to our customers and the international war on terrorism.







REPORT on OPERATIONS

Whether in homeland security or in our commercial business, we respond fast with innovative solutions. Our customers need our best ideas to protect their critical infrastructure, or ensure their survival in military combat or highly competitive business environments.

Ranked 294 on the FORTUNE 500® list, SAIC is known for its innovation and small company agility. We drew heavily on those traits this past year to serve our customers and meet our financial goals in dramatically changing government and commercial business environments.

Despite the overall economic downturn, our revenues grew 3% to $6.1 billion led by strong growth in our government and commercial outsourcing businesses throughout the year. Much of our new business came from important existing customers such as BP, Entergy, the National Cancer Institute, SPAWAR, NASA, U.S. Air Force, U.S. Army, and FBI.

As a result, SAIC has continued its unbroken record of increased revenues every year since its inception in 1969. We also set a record with $13.6 billion in contract awards in FY 2002, a 47% growth rate year over year. Our win rates included record numbers for recompetition awards (95%) and single award wins where we unseated an incumbent (64%).

Growth in government and other commercial business helped offset decreased revenues from a troubled telecommunications industry. Our Telcordia Technologies subsidiary, which derives most of its revenues from commercial telecom clients, took significant steps to reduce its costs and improve efficiencies in an effort to better weather the downturn. These measures helped Telcordia maintain good profitability even as its revenues declined 10%. Going forward, we remain committed to our telecom clients and believe this business is vital to SAIC's future.

Our segment operating income – which is a good measure of how we're performing as a company – was $442 million in FY 2002, compared to $404 million in FY 2001.

Our non-operating income included net losses on marketable securities and other investments of $456 million before taxes in FY 2002, compared to a FY 2001 net gain of $2.7 billion before taxes. Most of the FY 2001 net gain came from the sale of shares in a former subsidiary and the subsequent exchange of the remaining shares in that subsidiary for shares in VeriSign Inc. Most of the FY 2002 net loss came from a writedown of the value of our VeriSign investment at the end of the year. Reflecting the after-tax effects of these non-operating income items, our FY 2002 net income was $19 million compared to $2.1 billion in FY 2001.

SAIC's operating cash flow was strong in FY 2002, generating $663 million. At the end of the fiscal year, we had about $1.5 billion in cash less debt plus the after-tax value of marketable securities. This puts us in a strong cash and liquidity position.

To continue to perform well, we must take every opportunity to continue improving our efficiency and competitiveness. We strengthened our ability to offer innovative





contracting options to win new business. We improved our technical and proposal resources to help win more task orders on the large task-order contracts that increasingly make up more of our business.

Beyond this, the secret of our success lies in our core values. How we get to where we are going matters to us. We are committed to conducting our business ethically, to fulfilling our contract obligations, and to maintaining the high quality of our work. Being employee owned allows us to do what's best for SAIC in the long term and minimizes the short-term pressures to compromise our standards.

Even during the current economic uncertainty, employee ownership still helps us attract, retain, and motivate the most knowledgeable and innovative people to serve our customers well and help our Company grow responsibly.



J.R. Beyster, *Chairman of the Board, President, and Chief Executive Officer*



SEGMENT OPERATING INCOME Millions
2002 $442.3
2001 $403.5
2000 $348.4
$300
$100
'93
'02



REVENUES Millions
2002 $6,094.5
2001 $5,895.7
2000 $5,529.7
$4,000
$2,000
'93
'02



NET INCOME Millions
$2,000
2002 $18.9*
2001 $2,059
2000 $619.8
$1,000
Net gains from investment activities and sales of business units and subsidiary common stock
*This number includes net losses from investment activities and the sale of business units of $300.1 million after taxes
'93
'02



STOCKHOLDER'S EQUITY Millions
$3,000
2002 $2,523.8
2001 $3,344.2
2000 $1,830.3
$1,000
'93
'02



DILUTED EARNINGS PER SHARE
$8
2002 $.08*
2001 $8.11
2000 $2.42
$5
Net gains from investment activities and sales of business units and subsidiary common stock
*This number includes net losses from investment activities and the sale of business units after taxes of $1.31
$2
'93
'02

Homeland Security



HOMELAND SECURITY

Our work at the 2002 Winter Olympics proved critical to the safety and success of the Utah games. We designed and integrated the Olympic Command Center that allowed dozens of local, state, and federal agencies to work together in protecting every Olympic venue. To coordinate responses, they relied on the command and control system we developed, which included a Web-based emergency response network and our CATS hazard modeling and analysis software. Attorney General John Ashcroft praised the security as a "groundbreaking" effort that others should "use as a model."



"Our success with security for the Olympics would have been almost impossible without SAIC."

DAVID TUBBS, EXECUTIVE DIRECTOR,
UTAH OLYMPIC PUBLIC SAFETY COMMAND

On September 11, 2001, and in the days and months that followed, our employees worked side by side with our customers, helping them respond to the unprecedented terrorist attacks against America.

We assisted New York City and the Washington, D.C. area in recovery efforts when they suddenly found themselves on the front lines of a new war. We supported U.S. and coalition forces as they conducted the military campaign in Afghanistan.

To prepare for future threats, we are drawing on our expertise in an extraordinarily wide range of disciplines. To help facilitate a coordinated response, we support the efforts of civilian first responders, local law enforcement, the armed forces, public health and medical workers, and others involved in homeland security.

Intelligence and operations support

Immediately following the September 11 attacks, an SAIC team moved to MacDill Air Force Base to provide direct support to the U.S. Central Command (USCENTCOM), serving as mobilization and deployment officers to facilitate the rapid transport of forces and equipment to the Afghanistan region. Another SAIC team working at CENTCOM rapidly integrated a coalition coordination center and communication links to allow U.S. military partners from other countries to view images of the common operating picture and receive information from U.S. C4I systems.

To deliver critical, time-sensitive intelligence to U.S. decision makers, we work closely with intelligence analysts at the national level. We developed quality software to expand an intelligence system while adding new data sources and extending services to hundreds of new users. During this major upgrade in scale, our software engineers continued to deliver new capabilities for loading, accessing, correlating, and presenting data.

To help deploy military units faster and more efficiently over public roads, SAIC is preparing an after-action report analyzing the responsiveness of the U.S. Department of Transportation's Crisis Management Center to September 11.

Securing ports, borders, and airports

Shortly after the September 11 attacks, the Federal Aviation Administration asked SAIC to help train federal air marshals as quickly as possible. Within three days, we had world-class firearm instructors on the job. Since then, we helped design an operations center and also designed and are implementing a complex air travel scheduling and resourcing system. Currently, SAIC and Telcordia are designing and deploying secure interactive communications systems to support the air marshals' mission.

"SAIC's support of EPA's response to the World Trade Center disaster has been tremendous. With little notice, SAIC... developed a database for our monitoring data, built a system for those 'on the ground' in NYC to access the data, and had it ready in less than a week."

EMMA MCNAMARA, DIRECTOR
EPA OFFICE OF ENVIRONMENTAL INFORMATION

Our Vehicle and Cargo Inspection System (VACIS) has been a pivotal technology used by U.S. Customs agents to examine goods passing through sea ports of entry and land border crossings, and has contributed to the discovery and seizure of record amounts of drugs and contraband along the U.S. border. For several years prior to September 11, SAIC successfully deployed these nonintrusive gamma ray imaging systems at key U.S. Customs sites to examine trucks, railcars, and containers. We will continue to provide this important technology to U.S. and worldwide concerns in efforts to control the flow of dangerous and illegal items.

Supporting first responders

At ground zero in New York City, we provided broad-based emergency response support. For a financial services company that lost many employees in the World Trade Center attacks, we quickly installed a system to send voice calls over the Internet. When the wireless industry joined together to assist search and rescue efforts at the disaster site, our Telcordia subsidiary helped discredit false reports of wireless calls and confirm people thought to be missing as safe. Less than a half-mile from the disaster site, we reconfigured and restored data communications between the Immigration and Naturalization Service, New York ports of entry, and JFK International Airport.

At the same time, we helped the U.S. Environmental Protection Agency (EPA) protect rescue workers and the public from exposure to elevated levels of asbestos and other hazards by quickly developing a monitoring response system. Containing information from 13 agencies, the system enabled the EPA and state and local officials to rapidly respond to potential health hazards.

Going forward, we are working to improve the future readiness of emergency responders by helping the National Guard develop an automated exercise and assessment system.

Defending against nuclear, chemical, and biological terrorism

To fight bioterrorism, we are helping develop the next generation of anthrax vaccines. As vaccine production and support contractor for the National Institute of Allergy and Infectious Diseases, we are helping to expedite development of a promising type of anthrax vaccine.

The Centers for Disease Control (CDC) relied on SAIC-prepared documents (developed for defense health protection) when the CDC recommended vaccination protocols for postal workers and other civilians who may have been exposed to anthrax spores.

We also help federal, state, and local agencies better prepare for terrorism attacks involving weapons of mass destruction. We helped the U.S. Justice Department conduct the largest training exercise involving simulated simultaneous chemical, biological, and nuclear attacks around the U.S.

First responders get a firsthand look at a bombed-out building as part of an anti-terrorism training course taught by SAIC instructors at New Mexico Tech. The "Incident Response to Terrorist Bombings" course is designed to familiarize participants with commercial and military explosives, and improvised devices that have been used – or could be used – by terrorists.



Homeland Security

Protecting critical infrastructure

Casualties and damage to the Pentagon would have been much worse, according to the Defense Department, if DoD had not made upgrades previously recommended by a team that included SAIC. When September 11 occurred, SAIC was in the midst of a vulnerability assessment for other critical Washington, D.C., buildings, including the U.S. Capitol, House and Senate Office buildings, and Library of Congress. SAIC accelerated that assessment (using advanced tools such as our air blast simulation code); a number of our recommendations for building hardening were quickly implemented.

We are helping the FBI protect our critical infrastructure by keeping pace with new telecommunications technologies. We are developing technical standards, performing capacity analysis and testing, and providing other services to help the FBI and other stakeholders implement the Communications Assistance for Law Enforcement Act (CALEA).

Our experts help protect information assets throughout the U.S. Government. Our customers have included all military branches and law enforcement agencies and the President's Commission on Critical Infrastructure Protection. Our support has ranged from integrating public key infrastructure and "detect and protect" tools to assessing network vulnerabilities.

A Canadian truck driver enters an intermodal terminal to deliver cargo after a fingerprint scan confirms his identity. Our system improves security while, at the same time, speeding throughput of containers and trucks. To process cargo, drivers, and vehicles, we used the latest technologies for biometrics, radio-frequency automatic equipment identification, optical character recognition, digital video, and knowledge-based software. Similar SAIC systems are helping protect ports, terminal depots, and distribution centers.


SAIC

Solutions for Government and Commercial Enterprises


Systems and Software Engineering
Outsourcing
Information Protection
e-Solutions



"The SAIC team members have had high integrity and their skills are disciplined, dedicated, and customer oriented. They have set the examples for others to follow."

MIKE REYNOLDS,
REGIONAL VICE PRESIDENT
QWEST GLOBAL SERVICES

Systems *and* Software Engineering

Ranked the top systems integrator by *Federal Computer Week*, SAIC provides systems integration support for what has been called the single largest systems integration undertaking in the world – the Internal Revenue Service modernization project. We also have been asked to help improve worldwide operations for the Immigration and Naturalization Service as the agency's information technology (IT) systems manager and integrator. During mergers that made BP the world's second largest integrated oil company, SAIC supported BP as its leading IT provider. Our expertise comes from a combination of world-class capabilities in architecture design, software development, systems engineering, and network engineering.

Next generation networking

We use our unique combination of capabilities to develop and upgrade complex systems and networks for improved, cost-effective performance. For example, we converge voice, video, and data communications onto one streamlined network that delivers greater bandwidth utilization and throughput at lower costs. Our next generation networks benefit clients in energy, transportation, finance, government, and education.

We designed some of the largest gigabit Ethernet networks in the U.S. to deliver video-on-demand and voice-over-Internet Protocol to the largest university system in California and the largest school district in Nevada. In Arizona, we are helping Qwest Global



SAIC uses converged technologies to improve the learning environment and improve communications among teachers, students, and parents. We designed a high-speed gigabit Ethernet-based network (left) to deliver 100 times the bandwidth of the previous network and provide a multimedia learning environment to the Clark County School District in Nevada, the sixth largest school district in the U.S. At the launch of an SAIC-developed Web portal for K-12 schools, Secretary of Education Rod Paige congratulated educators and the team who developed the portal for promoting exciting and innovative technologies that are helping educate all students.

Services bring high-speed Internet access to the more than 1,500 public schools in the state as part of the Arizona Students First project. We are designing the cabling infrastructure and managing the implementation to help Qwest increase efficiency and reduce costs.

We also support one of the largest next generation Internet protocol network projects in North America. Alberta SuperNet will link wireless and wireline networks to a fiber-optic backbone to provide high-speed Internet to schools, hospitals, and local government throughout the Canadian province of Alberta. SAIC designed the network that will link outlying regions of the province to SuperNet.

Data warehousing and data mining

The need is growing for complex systems that deal with an ever-increasing quantity of data. The digital warehouse we created to support exercises, training, and knowledge management for the U.S. Joint Forces Command holds 23 terabytes of data. We are reengineering a digital library for the U.S. Army to hold more than 2 terabytes of training information, and we integrate personnel data for the U.S. Marines – 1.5 terabytes of data – in one of the world's largest data warehouses on Microsoft® Windows NT®.

Our warehousing solutions also serve the telecommunications, health care, pharmaceutical, and oil industries. To overcome the problem of understanding vast, unwieldy network load data, we developed a new visualization solution. Used by our INTESA joint venture to serve the oil industry in Latin America, our solution focuses on relevant network transaction activity to give a better picture of enterprisewide network usage and performance.

To extract data for a wide range of customer goals, we use sophisticated data mining tools and analysis software. Companies use our data mining solutions to help develop commercial software products and identify disease targets in the human genome. Our tools also help the Naval Oceanographic Office map the seafloor.

A recognized expert on data mining as it applies to human language technologies, SAIC integrated the first digital media library solution to instantly and phonetically search, retrieve, and play back spoken words or phrases in audio and video clips.

SAIC is also the exclusive provider of the TeraText™ Database System in North America and Europe. In our largest deployed system – used to gather military intelligence –TeraText can complete a full text search across 1.1 billion XML documents in less than four seconds. In Australia, the technology supports government legislative activities and manufacturing processes.

With our advanced Latent Semantic Indexing technology, a query in English can correctly retrieve documents in multiple languages and prioritize them in terms of how well they reflect the concept of the query.

"(SAIC's) commitment to excellence has resulted in numerous engineering successes. (SAIC's) service-oriented management, engineering, and operations team has worked collectively with CMS to ensure the overall success of the program."

Ed Gray
Centers for Medicare & Medicaid Services Project Officer



Software development

SAIC, ranked the fourth largest computer services and software provider by *Government Executive*, has the experience to develop exceptional software and systems. SAIC is the leading software contractor for the Environmental Protection Agency, known for award-winning applications. Our Telcordia Technologies subsidiary provides top-level software to telecommunications companies worldwide.

Telcordia is the largest organization to achieve Level 5 – the highest level of excellence as measured by the Software Engineering Institute (SEI). Thousands of SAIC software engineers operate at SEI Level 4 and Level 3 – levels achieved by less than a third of SEI-reported assessments. Engineering at these levels results in highly reliable, easy to work with software and controlled software development costs.

The ability to create high-quality software allows Telcordia, the world's leading supplier of network systems software, to build exceptional telecommunications reliability into wireline voice and data systems and to offer that same reliability to wireless networks. Key systems that operate major U.S. weapon systems and control troop mobilization and readiness worldwide depend on the reliability of SAIC software. That same software reliability helps major pharmaceutical companies such as Bristol-Myers Squibb make new product breakthroughs.



The Coast Guard called on the strength and depth of SAIC's systems integration expertise to create a design for modernizing and upgrading the current National Distress and Response System. Our design, entered into competition with other select vendors, was created to give the modernized system the capability to share data in order to foster a common operating environment and bridge interoperability gaps. The modernized system will be used to enhance maritime safety and give the Coast Guard the right tools to carry out missions well into the future.



"We have seen a successful transition of services to SAIC and have begun to realize the economic benefits. As we go forward, we will continue to build on this initial success and will work together to identify opportunities to leverage technology to transform Entergy's businesses."

JOHN WILDER
EXECUTIVE VICE PRESIDENT & CFO
ENTERGY

Outsourcing

The flexibility to work with our clients as partners is the key to SAIC's outsourcing success: flexible business relationships, business models, and solutions.

This flexibility served BP well during a period of intense change and growth. With BP nearly doubling in size over the last few years, we helped integrate the information technology (IT) assets of BP's mergers, reduce IT cycle time, and serve the expanded organization more cost effectively. During the same period, we helped BP move business operations, such as procurement, onto the Internet. We are also providing applications and mid-range host services for BP's West Coast operations. By managing and hosting 1,500 software applications for BP, to support refining, marketing, exploration, and corporate activities in North America, we are helping introduce new technology and processes into BP's infrastructure.

Looking to the future, we developed the services integrator model to help BP meet fast-changing business requirements without building additional IT infrastructure. The model serves as a single point for integrating and managing external IT service companies that support BP's upstream digital business in the continental United States.

An example of our flexible business relationships is INTESA, our joint venture with major oil producer Petróleos de Venezuela, S.A. (PDVSA). As part of the full IT outsourcing support we provide to PDVSA, INTESA completed one of Latin America's first implementations for electronic procurement,



From Anchorage to the remote Prudhoe Bay area, SAIC stands as the IT service provider for BP in Alaska. Our support ranges from data center management to technical infrastructure administration. The SAIC support organization flexibly adapted to meet BP's needs in Alaska – downsizing when it was required and increasing staff to support service delivery and project delivery when BP and Phillips Alaska joined efforts to operate the Prudhoe Bay oil field in 2000.

implemented leading-edge visualization rooms, updated network technology, and installed 10,000 PCs throughout Venezuela.

Our wide range of value-added services achieves year-to-year cost savings for our clients. Over the last four years, BP has realized savings of 35% on applications and 42% on hosted services. PDVSA has realized continuous cost savings since the first contract year. ScottishPower received $15 million in IT cost savings and benefits delivered by our Calanais subsidiary in the first contract year. Entergy, one of the largest U.S. utilities, saw costs drop 11% while staff retention significantly improved.

Worldwide, our Integrated Service Management Centers℠ deliver the infrastructure to achieve greater economies of scale, increased savings and security, and improved service quality. Our ISMC centers in North America, South America, and Europe manage more than 143,000 desktops and thousands of applications and servers, delivering up to 99.99% availability.

We deliver the same high caliber of IT outsourcing at many customer facilities, including the National Institutes of Health's Center for Information Technology (CIT). Our IT approach helped CIT win the NIH 2001 Merit Award for significantly reducing desktop support and networking costs while serving 35,000 users.

We serve a wide range of client needs. For example, the U.S. Geological Survey recently awarded SAIC an outsourcing contract to produce cartographic information products.

Information Protection

Ranked the top provider of federal IT security services by INPUT Government Services, SAIC uses a cross-flow of best practices between government and industry. Our expertise supports the information superiority requirements of the Department of Defense (DoD), the critical infrastructure protection goals of Presidential Decision Directive 63, and the cybersecurity needs of state and local government, as well as telecommunications, health care, energy, finance, insurance, manufacturing, and automotive enterprises.

Our security professionals include highly respected members of the cybersecurity community, who give expert testimony to the U.S. Congress on security issues and provide consulting to governments and commercial organizations worldwide. We understand the complexity involved in planning effective security.

Our expertise serves worldwide operations. We helped develop and integrate the secure Operations Intelligence Workstation, providing simultaneous network connectivity and operation to multiple levels of security at four-star naval headquarters worldwide.

For the U.S. Army, Navy, and Marine Corps, SAIC is helping deploy nearly 3 million "smart cards" to all active duty personnel and selected reservists and civilians. The cards, incorporating PKI and digital signature technology, will replace existing ID cards and will be required to access buildings and computer networks.

For a leading financial organization, we configured and deployed UNIX®-based firewalls and virtual private networks in 30 countries. We also established the

"We need tomorrow's network defense capabilities today and SAIC will add significantly to the FedCIRC cyber defense arsenal."

COMMISSIONER SANDRA BATES OF THE **GSA FEDERAL TECHNOLOGY SERVICE** IN ANNOUNCING THE AWARD OF THE FEDCIRC CONTRACT TO SAIC



baseline security policy and implemented a fully remote administration and monitoring service.

We designed another enterprisewide architecture to provide layered protection for Joint Inter-Agency Task Force-West, the U.S. military command for counterdrug surveillance in South America and the Pacific Rim.

We helped a leading oil company better manage its security infrastructure and comply with FBI data forensics procedures. We also monitored and managed the company's firewalls and intrusion detection systems.

To help ensure secure communications for the National Security Agency, we are integrating multiple security technologies and hardware and software systems into a single, Web-based Key Management Infrastructure.

We also understand how to create and evaluate new security technologies. We operate one of the leading U.S. labs to test and evaluate new IT security products – the SAIC Common Criteria Testing Lab. A manufacturer was able to enter the world market after its product received the lab's favorable rating for e-business first-strike protection from malicious code.

Innovative SAIC technology helps set up data communications for distributed software applications across firewalled enterprises without sacrificing network or data security. Our Secure Communication for Distributed Applications (SD-Link) technology securely connects automotive engineers testing prototype designs as well as more than 200 research collaborators in many enterprises performing Air Force research.



SAIC security engineers are experts in safeguarding information, systems, and networks. Our engineers provide incident handling and response services for government agencies. They work with major banks and PKI vendors to define the interoperability issues involved in commercial e-commerce applications. Nearly 600 SAIC security professionals, like those in the Security Operations Center (left), are dedicated to providing best-of-class information security.


www.emaryl

"As a partner, SAIC has been vital to Maryland's successful transition into the digital age."

WILL CULEN, DIRECTOR OF PROCUREMENT AND CONTRACTING FOR THE DEPARTMENT OF GENERAL SERVICES
STATE OF MARYLAND

e-Solutions

For government and commercial clients, our e-solutions provide improved services and substantial savings. A Web portal designed by our Data Systems & Solutions joint venture provides services that help airlines keep aircraft engines in good flying condition and spend less time troubleshooting problems. The portal, called *enginedatacenter.com*, gives airlines access to products and services such as online engine health and condition information, predictions of engine service needs, and enables airlines to monitor engines around the clock in near real time.

Considered a success from the start, our e-procurement system for the state of Maryland saved millions of dollars of development costs. The savings continue to add up, with ongoing savings from reduced paperwork and more volume price discounts (thanks to the system's ability to aggregate purchases). The system has now handled more than $200 million in online procurements. A typical purchase order now processes in hours (compared to weeks for paper orders), and the state has better information on buying trends to use when negotiating with suppliers. The eMaryland Marketplace system runs on a transaction-for-fee basis, almost eliminating any cost to the state.

We also help the U.S. Government with e-procurement. Before making operational a new one-stop Web site for all U.S. Government procurements over $25,000, the General Services Administration (GSA) called for a major system redesign and upgrade. Brought in to upgrade the pilot system for the


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A secure, Web-based, interactive e-procurement system, eMaryland Marketplace enables state buyers to conduct business transactions and communications with vendors over the Internet. The system won the E-Gov 2001 Pioneer Award for best practices in e-government, received a 2001 Innovations Award from the Council of State Governments, and was recognized with a 2001 Award of Excellence in the Best Executive Branch Web Site category from the CSG Eagle E-Government Awards program. The National Association of State Chief Administrators honored eMaryland Marketplace for excellence in procurement innovation.

FedBizOpps site, SAIC created a new Java-based architecture that had the robustness and scalability to support virtually all buyers within the U.S. Government and an expanded number of vendors using the site. SAIC also successfully met the GSA requirement to complete both the upgrade and the transition of all U.S. Government agencies to the FedBizOpps system within four and one-half months. Further, we designed the system to be proactive, identifying systemwide problems and correcting them prior to user access.

An SAIC e-solution also supports U.S. Government contracting. Our Internet-based knowledge management system helps the Federal Acquisition Workforce gather, share, and quickly reuse its knowledge on how contractual incentives are impacting business relationships. This knowledge significantly and measurably improved the agency's ability to structure and execute more successful business relationships.

To facilitate more efficient contracting and successful business delivery in the commercial space, we develop portals for companies such as eHealthContracts. Health plans, hospitals, and physicians' groups use the eHealthContracts portal to help negotiate and administer contractual relations with one another over the Internet.

To improve business delivery, one of the largest U.S. health insurance companies, WellPoint Health Networks, used our technical services. We resolved the complex technical problems that previously denied access to many WellPoint contracted physicians and

SAIC experts support customers worldwide with remote sensing and geospatial services and technology from the SAIC site *www.imagery-central.com*. This Web site helps customers acquire and process satellite and airborne imagery, add geospatial functionality to projects, create specialized maps, or add imagery to their own Web sites. Our team provides services in imagery analysis, geographic information system analysis, imagery data processing, data storage and dissemination, and training.



e-Solutions

developed a long-term strategy to reduce system downtime.

Our e-solutions also improve service delivery for government constituents and employees. We are helping the Canadian government give its citizens secure, rapid, easy access to government services and institutions through Canada Government On-Line.

In the U.S., we are helping Maryland residents gain easy Internet access to state services.

In Tucson, Arizona, city officials track and analyze Arizona state legislative bills using a unique Web-based tool we developed.

To help U.S. military personnel, their families, and health care providers easily navigate the U.S. military health care system, we are developing a secure portal called TRICARE Online. Users will be able to make appointments online, access health-related materials, and develop their own home pages with personalized information about TRICARE services and benefits.

Teachers across the U.S. are gaining free access to professional development resources and enhanced communication with parents, students, and peers through an educational portal we launched under the HUBS (Hospitals, Universities, Businesses, and Schools) education program.

To provide the infrastructure for business-to-business (B2B) communications, our ANXeBusiness subsidiary operates the ANX® Network. Increasing in size by almost 1,000% since December 1999, this virtual private network now serves more than 1,200 companies in multiple industries. For the automotive industry alone, ANXeBusiness runs several thousand applications and has been called the "de facto standard network provider for any company in the automotive industry" by a Yankee Group analyst. To continue growing, the network's new global, flat-rate, dial-up service will cover 650 cities in more than 180 countries, and the subsidiary's new joint venture with Mitsubishi Corporation will offer B2B solutions for Asia-Pacific trading communities.


Solutions for Key Vertical Markets
Telecommunications
Energy
National Security
Logistics
Space
Health Care *and* Biomedical Research
Environment
Criminal Justice

TELECOMMUNICATIONS

Telcordia creates some of the most innovative, unique, and beneficial applications for the telecom industry. An impressive number of InfoVision Awards presented by the International Engineering Consortium recognize this fact. This past year, Telcordia™ Network Configuration Manager (below) won the award for enabling service providers to make fast, best-case decisions about how to configure network resources and services most efficiently and then do so automatically. The previous year, Telcordia™ Service Level Manager won an InfoVision Award for giving network operators unprecedented ability to track and monitor their entire networks.



"The Call Agent... with our packet technology enables us to provide voice services at less than one-third of the cost... As important to us as the quality of the Call Agent product, was the support and commitment Telcordia brought to this aggressive and watershed effort."

Frederick Kunzi, Chief Technology Officer
CTC Communications

In today's tough business environment, service providers and enterprises need a partner who can deliver results. Our track record of successes is unmatched. No other company has the breadth and depth of telecommunications experience we offer. That's why we succeed at integrating the latest wireless, data, video, and optical networking systems with each other or with some of the oldest legacy systems still in use. It's why we excel at drawing new levels of operational efficiency, reliability, and bandwidth out of existing networks.

Together, SAIC and its Telcordia Technologies subsidiary offer an extraordinary range of telecommunications knowledge and expertise. Telcordia is world-class at building reliability, efficiency, and intelligence into service provider networks. SAIC is world-class at building flexibility, scalability, and open architectures into enterprise networks.

Wireless

SAIC and Telcordia have outstanding credentials to help wireless carriers and enterprises grow their businesses, improve network and operational efficiencies, and integrate cutting-edge technologies.

As wireless carriers grow and expand their service offerings, they have a greater need to achieve operational efficiency and flexibility. Many traditional service providers achieve unsurpassed operational efficiency by using Telcordia systems. Scalable and adaptable, these systems have the flexibility to meet new service requirements. Telcordia is the world's largest supplier of operations software systems for the telecommunications market.

SAIC is one of the world's largest systems integrators. We successfully integrated advanced wireless and positioning technologies into a large-scale fleet management system for BellSouth's maintenance vehicles. The system significantly exceeded BellSouth's goals for productivity and profit.

Working with automotive manufacturers, SAIC is developing telematics system solutions. These include solutions for consumer vehicles, diagnostics, test and measurement capabilities, and fleet applications. SAIC also supports the design of a new generation of network-centric vehicles.

To help service providers grow their revenues, Telcordia makes it easier and faster than ever to create and provision new services, especially in the highly competitive markets for prepaid wireless and high-speed data. The leading mobile operators in the United Kingdom and Switzerland – Orange UK and Swisscom – selected Telcordia intelligent network (IN) platforms to create new services. Nokia Networks incorporated Telcordia IN platforms into its product offering as part of its stated strategy "to offer best-in-class solutions for its operator customers." Telcordia IN platforms are part of Nokia's mCreate™ solution to create 2G, 2.5G, and 3G services.

Telecommunications

Next generation networks

SAIC and Telcordia are leading the development of broadband, packet-based networks carrying voice, data, Internet, and video services.

SAIC and Telcordia help design and operate some of the largest packet-based carrier networks in the world. We designed infrastructure and provided operational software for NAP of the Americas[SM] – the Internet gateway built to link Latin America to the rest of the world. Built for Terremark Worldwide and backed by a consortium of 100 major carriers, NAP of the Americas is the world's fifth Tier-1 Network Access Point, designed to handle up to 178 million packets per second of throughput.

SAIC is currently helping deploy Alberta SuperNet, a high-speed broadband network that will link schools, hospitals, libraries, and all municipalities across the Canadian province of Alberta. The network will bring the latest optical, wireless, voice-over-Internet Protocol, and videoconferencing and multicasting technologies to rural and urban communities throughout the province.

Telcordia has created what may be one of the most innovative and successful tools to deliver voice calls over packet and Asynchronous Transfer Mode (ATM) networks. Telcordia™ Call Agent was the first "softswitch" in the industry to allow voice calls to be sent without

U.S. auto manufacturers use SAIC-developed telematics technology to remotely monitor the performance of hybrid electric and fuel cell vehicles. Through secure wireless connectivity, our telematics technology transmits information on a vehicle's powertrain health, instrumentation performance, and location. Our technology also provides for remote diagnosis of critical vehicle functions and increases vehicle testing efficiencies through early detection and notification of system malfunctions.




HALLIBURTON

Robust communications are critical to support oil exploration, large-scale construction, and mobile operations. SAIC, the systems integrator for Halliburton's worldwide SATCOM network, recently added 16 fixed sites in West Africa to the network's wide array of portable, shipboard, and fixed systems. Our SATCOM engineering, management, field operations, and licensing expertise dramatically increased voice and data network performance while helping reduce the cost of remote operations.

a Class 5 hardware switch.

CTC Communications is using this award-winning software to make local and long-distance calls over its 13-state packet network serving business customers.

Telcordia continues to develop new ways to better serve both its traditional customers – some of the world's leading service providers – and its smaller-scale, nontraditional customers. To help both large and small service providers more easily deploy new services over next generation networks, Telcordia is porting a suite of operational support systems (OSS) to the IBM eServer pSeries™ and is using IBM Global Services for consulting and systems integration services. Service providers will benefit from a more flexible and cost-effective UNIX®-based environment for service creation that retains the renowned Telcordia reliability and scalability. IBM says that "by partnering with Telcordia, we are providing leading network transformation offerings to help service providers and their customers cut costs and transform the way they do business."

Telcordia also combined its market-leading solutions for telecommunications software into a single, integrated next generation OSS and successfully completed the first customer shipment of this groundbreaking initiative. Next generation OSSs enable service providers to deliver Digital Subscriber Line, ATM, Frame Relay, and high-speed Internet access to hundreds of millions of customers.

To help service providers implement our solutions and those of other companies, Telcordia provides end-to-end network consulting and engineering support. As the architect of the U.S. telephone system, Telcordia has unsurpassed expertise in integrating new, evolving technologies with legacy circuit-switched systems. Our experts and analytical tools also advise providers on how to develop, optimize, and position next generation products and services.



As Entergy's IT partner, SAIC provides complete IT outsourcing services, ranging from infrastructure and telecom support to data center operations. All of our services are focused on helping Entergy reduce costs and improve performance as it implements its long-term business strategy. To support our IT partner, SAIC has leveraged IT assets to quickly enable the integration of heterogeneous systems, expanded network capacity and increased network reliability, reduced telecommunications costs, and improved software development processes, as well as assumed the role of systems integrator for third-party contractors.

E N E R G Y

> "The special relationship between BP and SAIC is founded on our mutual deep commitment to restlessly explore and deliver breakthroughs in every dimension of business performance."
>
> JOHN LEGGATE
> **GROUP VICE PRESIDENT DIGITAL BUSINESS BP**

Because our energy customers face a myriad of world changes, including a weak global economy, industry mergers, and changing government priorities, they seek trusted partners who can help them reduce costs, streamline operations, and increase effectiveness.

Oil and gas

The cyclical nature of oil and gas prices makes it essential for our oil and gas customers to keep their operations efficient and their costs low. For more than 25 years, SAIC has created cost-effective high-tech solutions to help both upstream and downstream oil and gas customers maximize efficiencies and profits.

In early FY 2003, SAIC became the single-point provider for all information technology (IT) services to BP's upstream business units in the continental United States. This will help BP move to a flexible, cost-effective IT outsourcing model. Our Houston staff will provide data management, Web development, applications support, and other services.

We strengthened our ability to support our downstream oil and gas customers – from the refinery to the gas pump – by acquiring Oracle Energy Downstream. OED software products help manage information for the supply, trading, storage, and distribution of crude oil and oil products.

As a leader in knowledge management, SAIC has helped petroleum industry giants BP and PDVSA increase productivity and save millions. Now SAIC is helping Amerada Hess's Exploration and Production Business implement knowledge management projects that could help improve business processes and save money across the entire corporation. The three pilot projects focus on production wells in Algeria, high-pressure/high-temperature wells in Norway, and preventing downhole failure in U.S. onshore wells. So far, the projects have increased performance and enhanced productivity, saving Amerada Hess several million dollars.

In conjunction with Unocal Corporation, SAIC initiated a knowledge management program to implement a knowledge environment. The first pilot project is under way and focuses on improving well completion efficiencies in the Gulf of Mexico, Alaska, Thailand, and Indonesia. An early successful application included the infusion of learning processes to capture experience gained from Indonesia's redevelopment of a gas strategy.

SAIC consultancy

To help leading energy companies develop and implement innovative business strategies, SAIC created a global consulting group – SAIC Consulting – that draws on SAIC's deep scientific experience and innovative technology solutions. For example, we are helping major oil and gas companies manage strategic programs to develop and deliver digital oil fields. SAIC Consulting is based in London, Houston, and Washington, D.C.

ENERGY

Utilities

With 30 years of experience providing solutions for utilities, we use our deep industry knowledge to help customers improve efficiency, cut costs, and improve service. This proven experience helps utilities better respond to deregulation and positions them for growth.

For example, Entergy spent $37 million less than its peers for the same IT services through SAIC, according to benchmarking by an industry analyst. At the same time, Entergy received a 33% improved customer service response. Our technology enabled Entergy users to receive faster responses from both service representatives and a self-service Web site.

We also worked with Entergy to bring three nuclear power plants into the Entergy operation. Besides helping determine what would be needed to make the "day-one cutover" to Entergy, SAIC provided several IT infrastructure and applications services. This included establishing IT infrastructures for two nuclear plants, integrating databases, and implementing new voice and data circuits.

One of the largest utilities in the United Kingdom, ScottishPower, contracts our Calanais subsidiary to provide a high level of IT support to maintain its competitive advantage in the deregulated U.K. utility market. Calanais delivered over $15 million in IT cost savings and benefits to ScottishPower in the first year of our contract, and expects to deliver about $118 million in cost savings and benefits over the five-year contract.

To help ScottishPower establish its energy trading business, Calanais developed a robust and flexible platform that supports all trading areas around the clock. ScottishPower's largest business customers can now receive detailed billing invoices through the Internet, thanks to another new system integrated by Calanais. Currently, 26 major customers operating at 16,000 sites use the new service.

In addition, our joint venture with Rolls-Royce – Data Systems & Solutions – is working with a nonprofit energy industry consortium to help enhance efficiency and minimize risk in power plant operations. DS&S efforts include implementing two combined-cycle gas turbine simulator projects for the Electric Power Research Institute (EPRI) to better prepare plant operators for possible outages. Additionally, the projects allow DS&S to better train control room operators, supervisors, and plant equipment operators.

Our Data Systems & Solutions joint venture designs and builds power plant simulators to help U.S. and international clients such as the Electric Power Research Institute (EPRI) and Magnox Electric enhance efficiency and minimize risk.





SAIC infuses new technology and processes into BP's IT infrastructure by managing and hosting 1,500 software applications at service centers across the U.S. These centers are designed to provide flexible solutions while increasing cost savings, improving service delivery quality, and fostering IT availability. At the Naperville, Illinois, center (above), we support BP technical and business applications written in 40 different languages.

Our deep industry knowledge ranges from expertise in developing nuclear plant monitoring and simulation systems to creating valuable asset management solutions. To help ensure the safety and reliability of the Liyujiang Power Station in China, Data Systems & Solutions installed static excitation systems that reduce megawatt power swings to maintain station integrity. In the past five years, DS&S has installed power systems in 18 power stations in China.

For the Novovoronezh nuclear power plant in Russia, a Data Systems & Solutions system monitors more than 2,000 plant safety parameters and allows operators to assess plant safety status quickly, without having to continually survey control room instruments. Dominion Energy chose DS&S to integrate a new plant process computer system to improve safety and maximize uptime at its North Anna nuclear power station in Virginia.

Public energy

The economic health of nations is tied to available and reasonably priced energy. Knowing the impact of energy on citizens and businesses, SAIC led the way on energy conservation and critical infrastructure support.

To help ensure energy availability, SAIC helped California design and implement the successful "Conservation 20/20" program, which helped alleviate the energy crisis in the summer of 2001. Despite a warm summer, California beat the goal of a 10% energy reduction and ensured power for the state's residents and businesses. In partnership with the San Diego Regional Energy Office, we are now working with numerous local agencies to determine energy infrastructure investments needed for the region. This includes energy supply and demand requirements and energy forward price forecasts.

In addition, SAIC worked with the state of Wisconsin to help businesses achieve $3.3 million in cost reductions and 3 million therms of natural gas energy savings.

On the national level, one of our forecasting systems (built for DOE) models the entire U.S. energy sector. We are modifying this system to help Canada make long-range forecasts of energy supply, demand, and prices.

Our expertise in critical infrastructure protection includes modeling and vulnerability assessments for the electrical grid and water, gas, and oil pipelines. SAIC is one of the few companies that integrates operating and control systems and provides physical and cybersecurity systems for nuclear and nonnuclear power plants.



Warfighters on the move can easily access large amounts of geospatial data for targeting, route planning, and other purposes with our GeoRover™II Geospatial Information System product. The multipurpose tool imports and displays multiple layers of information from intelligence databases and allows users to plot Global Positioning System tracks and field data over map and imagery displays.

NATIONAL SECURITY

"The SAIC team was able to create a new unmanned aerial vehicle from scratch. Working long and strenuous hours, they achieved first flight in 45 days from program start; this is unmatched in the history of aircraft development programs."

Marty Meyer, Program Manager
Marine Corps Systems Command

Fighting terrorism and protecting vital U.S. interests requires reliable intelligence and the ability to quickly get the right information to the right decision makers so warfighters can take appropriate action.

For more than three decades, SAIC has made important contributions to national security – in everything from policy to practice – and we continue to help our customers meet their most important technical and strategic requirements.

Integrating information for dynamic command and control

To achieve operational dominance, commanders need high-speed, interoperable systems that allow them to quickly access critically needed information and control that information dynamically. Ranked by *Federal Computer Week* as the top systems integrator for the U.S. Government, SAIC designs, integrates, and manages next generation systems and networks to enable rapid and secure distribution of vital information.

We are helping to upgrade the U.S. military's worldwide network for command, control, communications, computer, and intelligence (C4I) systems. The Defense Information Systems Network (DISN) carries a wide range of voice, video, and data communications to joint command organizations. To improve interoperability and bandwidth, we are integrating disparate telecommunications systems into DISN and helping expand this large-scale Asynchronous Transfer Mode (ATM) network.

At the service level, we are helping Space and Naval Warfare Systems Command (SPAWAR) and the U.S. Navy deploy more secure, more reliable, higher bandwidth networks. For example, we help SPAWAR upgrade ship, submarine, and aircraft information networks to deliver high-speed Internet connectivity. We are also helping SPAWAR develop new kinds of secure communications networks that can be rapidly formed and reformed in the field without a fixed infrastructure.

To enable faster, more efficient mobilization of National Guard and U.S. Army Reserve units, we developed the Reserve Component Automation System (RCAS). When the September 11 attacks disrupted telephone networks, the Guard relied on the RCAS e-mail system to help coordinate search and recovery operations. They also relied on a voice-over-Internet Protocol capability that we previously integrated into RCAS. Thanks to RCAS, Guard and Reserve units at more than 3,800 locations worldwide can now process deployment orders in four days instead of 25.

Intelligence solutions

Operation Enduring Freedom has increased the demand for more and better intelligence on all fronts. We help warfighters and the intelligence community collect, analyze, and disseminate critical, time-sensitive information with tools such as our award-winning Virtual Threat Assessor.

National Security

To help U.S. Air Force crews maintain situational awareness of potential threats to themselves and their aircraft, Virtual Threat Assessor provides current image and threat data for any airfield in the world via a classified Internet network.

For U.S. Pacific Command Joint Intelligence Center, our imagery processing and exploitation technology has routinely identified important equipment movements hours before traditional methods. For U.S. European Command Joint Analysis Center, we analyze large amounts of data to understand the capabilities and intentions of terrorists and issue warnings of possible attacks.

We also are helping the National Imagery and Mapping Agency meet the increased demand for new and better digital maps and other geospatial products in support of the war on terrorism.

Policy support and analysis

To help customers respond to rapidly changing policy issues, our national security centers of excellence perform complex policy analysis and research on problems such as information warfare, counterterrorism, arms control, nonproliferation, and humanitarian issues.

SAIC's analysts and strategists work as integral members of our customers' teams to help solve the toughest problems. For the Office of the Secretary of Defense and U.S. Joint Forces Command (JFCOM), we examine the activities of potential adversaries who may threaten the U.S. homeland and U.S. citizens. We work closely with JFCOM to develop joint warfare concepts and identify technologies to build tomorrow's military.

For the Air Force Air Combat Command, we provide worldwide advisory and assistance services, such as gathering and analyzing requirements for electronic warfare to suppress enemy air defenses.

For a NATO Theatre Ballistic Missile Defense feasibility study, SAIC analysts examined weapons systems, sensors, and battle management C4I systems that can be used to protect deployed troops or NATO regions.

To help safeguard the U.S. nuclear weapons stockpile, SAIC experts provide technical support in nuclear weapons refurbishment, strategic planning, and nuclear materials control to the National Nuclear Security Administration. We also support Department of Energy efforts to safely and securely transport radioactive materials, including nuclear weapons and components. As the program and integration support contractor for the Army chemical demilitarization program, SAIC provides technical support for the destruction of the U.S. chemical weapons stockpile.

Modeling, simulation, and training

Our modeling and simulation expertise helps the military improve systems, tactics, and training. For the Air Force Research Laboratory, we developed breakthrough modeling technology that improves warfighter safety and performance. Our first implementation – a pilot model that "flies" a Joint Strike Fighter flight simulator – won the Air Force's top award for modeling and simulation. This technology helps engineers identify crew system concepts that maximize mission effectiveness.

To train security teams to safeguard seaports and harbors, SAIC developed a cost-efficient port simulation system. Running on laptop computers, the portable system can duplicate any harbor or port using satellite

To provide on-demand intelligence for the Air Mobility Command, SAIC developed an integrated suite of Web-enabled applications that allows warfighters anywhere in the world to receive intelligence for mission planning and execution in a format of their choice.


AIR MOBILITY COMMAND
THREAT WORKING
GROUP


Ft. Irwin 131m/51m
Difference Interferogram

"These new ILS antennas (developed by SAIC) will be the mainstay for precision approach and landing for the next 15 years. This program is a significant step forward in improving the sustainment posture for Instrument Landing Systems worldwide."

LIEUTENANT COLONEL EDGAR WRIGHT, SYSTEM SUPPORT MANAGER
USAF AIR TRAFFIC CONTROL AND LANDING SYSTEMS PROGRAM

and video images and still photographs with precise measurements of sea channel depth and other vital navigation information.

Expanding our capabilities, we signed an agreement to cooperate on a wide range of modeling, simulation, and training activities with QinetiQ of the United Kingdom. QinetiQ is a commercial company comprising the vast majority of the U.K.'s former Defence Evaluation and Research Agency.

For one of the military's premier training ranges – the U.S. Army National Training Center – we are integrating voice and data systems on a single network, which will upgrade training capabilities for more soldiers and tanks while lowering costs. Base emergency agencies and up to 3,000 observer/controllers will be able to more efficiently communicate via digital messages. Up to 2,500 armored vehicles and soldiers can transmit their GPS position and weapons events – in real time – to the Exercise Control Center.

Research and development

SAIC has played a key role in helping the military revolutionize the way it fights wars. That role expanded at the start of the new fiscal year when the U.S. Army selected the Boeing-SAIC team as the lead systems integrator for the Future Combat Systems (FCS) program. Envisioned as an umbrella system linking a myriad of manned and unmanned platforms, the FCS will serve as the foundation for developing a next-generation force that is faster, lighter, smarter, and more lethal.

We had already been helping the Defense Advanced Research Projects

Agency (DARPA) develop advanced technologies for the Army's future combat systems. For example, we are developing prototype perception systems for unmanned ground vehicles. Using active and passive sensors and artificial intelligence software, the systems help ground robotic vehicles identify and navigate around many different obstacles.

With missile defense now a U.S. priority, the Missile Defense Agency (MDA) is transforming its programs to focus on a single, integrated and layered Ballistic Missile Defense System (BMDS). At the request of MDA, SAIC became a member of the Missile Defense National Team, a collaborative enterprise of industry and government. We are providing missile defense systems engineering, including system definition, requirements specification, systems analysis, and integration. In addition, SAIC is using advanced information technology to facilitate collaboration and speed the development of BMDS.

Our expertise in unmanned aerial vehicles and tactical information systems also helps U.S. military respond to immediate threats. At DoD's request following September 11, we accelerated development of a modified, low-cost robotic aerial vehicle able to perform various missions, such as reconnaissance, forward communications relay, and weapon delivery.

To enhance port and habor security, our rapidly deployable systems provide all-weather surface and subsurface surveillance against many threats. The systems' workstations display target tracks and output from all available sensors.

For deployed Navy Battle Group combatants supporting Operation Enduring Freedom, SAIC designed and developed processor upgrades that provide fleet decision makers with critical, time-sensitive C4ISR information more than 10 times faster than previous processors. Since the rugged "plug & play" kits SAIC designed do not require total replacement of all components of the system, the costs are reduced.

Offering a view into the microtechnology and nanotechnology worlds, our scanning electronic microscope (below) helps us fabricate new systems and develop new processes for our customers, including DARPA and the Air Force. Working from any high-resolution radar data, our patented technology (above left) can inexpensively meet the demand for high-accuracy, three-dimensional worldwide terrain maps.



LOGISTICS

Responding to new and emerging threats, the U.S. military is developing new ways to equip and restructure itself. Achieving this transformation, often called the Revolution in Military Affairs, requires a parallel revolution in military logistics. SAIC and AMSEC LLC are at the forefront, developing advanced logistics systems to enable rapid deployment, sustainment, and continued readiness of critical weapons systems.

The same SAIC engineers who pioneered the automated logistics planning support technology used in the Advanced Logistics Project are now working to make that technology more scalable and survivable. Their goal: distributed, global logistics systems that can dynamically recover during chaotic wartime conditions. Under another initiative for the Defense Advanced Research Projects Agency, we are developing Web-based decision support tools to help realign logistics resources faster when operational situations change.

SAIC is helping the U.S. Air Force accelerate and further automate the process to obtain weapon system sustainment services, modifications, and repairs. For the U-2 reconnaissance aircraft, we developed an advanced support system to better manage specialized parts and suppliers.

Our AMSEC personnel have provided more than 20 years of life-cycle support services to the Navy and other DoD customers. Our logisticians streamline the delivery and maintenance of important logistics data for ships and submarines – freeing sailors for operational needs and enhancing mission readiness. For major ship repair periods, our planning tools and supply and warehousing activities reduce preparation time and speed repair work – resulting in more rapid return to operational status.

We upgrade a wide range of existing systems to meet new operational requirements. For example, we developed a process to integrate new commercial localizer antennas into existing Air Force landing systems. The result: higher precision approach and landing at 95 air bases worldwide.

To help U.S. Air Logistics Centers ensure the readiness of frontline aircraft, we manage over 20,000 line items of bench stock and consistently exceed 99% availability of parts.

(Below) SAIC engineers inspect a UHF communications system installed on an F-15 undergoing depot maintenance at Warner Robins Air Logistics Center. SAIC is improving the repair and fault isolation process for a variety of communications systems maintained by the center.





The Naval EarthMap Observer program will map the majority of the Earth's surface to address the critical needs of warfighters and the world science community for remote sensing data with moderate spatial resolution and high spectral resolution. A leader in hyperspectral imaging technology, SAIC built a Coastal Ocean Imaging Spectrometer (above) that will provide hyperspectral imagery for this joint government and industry program.

SPACE

SAIC works at the leading edge of systems for space exploration, military intelligence, and global climate change research. To increase our understanding of changing ozone and greenhouse gas concentrations, we recently provided wide-ranging support for an important NASA mission.

Our scientists traveled to Kazakhstan for the Stratospheric Aerosol and Gas Experiment (SAGE) III, where they provided instrument integration and testing for the successful launch of the SAGE III instrument on board a Meteor-3M Russian spacecraft. We also provided mission planning, phenomenology algorithms, and software development for the experiment, which NASA Administrator Sean O'Keefe cited as a "major milestone for NASA's Office of Earth Science."

This effort was part of our end-to-end support for global climate change research at NASA Langley Research Center, where we also operate the Atmospheric Sciences Data Center to analyze data for the worldwide Earth science community.

SAIC plays a leading role in NASA's International Space Station program, which transitioned in 2001 from a purely developmental effort to an operational orbiting facility. Our engineers help plan and execute operations ranging from joint Space Shuttle/Space Station missions to space walks. Through our involvement, critical procedures have been modified, equipment added, and overall mission risk controlled.

Our expertise in hyperspectral imagery supports both military and civilian customers. For example, SAIC is building a hyperspectral camera, called a Coastal Ocean Imaging Spectrometer, that will provide hyperspectral imagery for the U.S. Navy, and for civil applications such as land use management, environmental monitoring, and mineral exploration.

For the Air Force, SAIC is building an imaging payload with an LED-array illuminator (for imaging in the Earth's shadow) for the XSS-11 microsatellite. The XSS-11 is designed to rendezvous with resident space objects in low Earth orbit and perform autonomous co-orbital maneuvers.

HEALTH CARE *and* BIOMEDICAL RESEARCH

U.S. military medical treatment facilities use the SAIC-developed Composite Health Care System (CHCS), the world's largest integrated health care information system, to provide worldwide support to more than 8 million patients. Today, we provide hardware maintenance, software engineering, and network services to enhance the system's functionality. CHCS facilitates documentation, order entry, and test result retrieval as well as resource management and patient administration functions. At the Madigan Army Medical Center's new Okubo Medical Clinic (below), CHCS is used to quickly check in patients and make their medical information easily accessible to health care providers from nearby workstations.



"(SAIC's) systems folks are the unsung heroes in this modern day medical group... Your folks allow us to take care of our patients better, communicate more effectively and efficiently, and reach out to... the rest of the world with amazing ease."

COLONEL JON PEARSE, DEPUTY COMMANDER
375TH MEDICAL GROUP, SCOTT AIR FORCE BASE

SAIC's world-class expertise in medical research and information technology (IT) supports the genomics revolution, helping usher in an era of better disease prevention and medical treatments. We used our expertise to speed up the identification of genes that are activated in a given disease process. This work supports a world leader specializing in molecular pathology and tissue proteomics, LifeSpan BioSciences.

For the National Cancer Institute (NCI), we operate one of the world's premier cancer and AIDS research facilities and support a wide range of research areas, including biochemistry and spectroscopy as well as an in-house biopharmaceutical manufacturing facility that provides clinical materials to expedite preclinical and clinical trials.

We also work to discover how genetic instructions enable cells to create millions of protein variations and what those proteins do. As part of this work, the Basic Proteomics Program for the NCI was created.

Our proteomics and molecular biology research supports the development of new therapeutics. To combat devastating diseases such as malaria, anthrax, and HIV, SAIC works with the National Institute of Allergy and Infectious Diseases and NCI to identify candidate vaccines. A promising anthrax vaccine candidate we produced is now being tested.

We help some of the world's largest pharmaceutical companies better manage the development of commercially viable pharmaceuticals. For example, we manage and improve IT applications supporting critical research and development at Bristol-Myers Squibb and Pfizer. We also helped these industry leaders better interface with their worldwide operating units, and we integrated IT assets from the acquisition of DuPont Pharmaceuticals into Bristol-Myers Squibb.

We help our customers meet government regulations as well as their business and clinical goals. We help organizations such as Ascension Health meet Health Insurance Portability and Accountability Act (HIPAA) standards while improving processes and lowering costs. SAIC and Ascension Health jointly developed a Web-accessible HIPAA tool kit to help facilities in the 70-hospital Ascension Health system conduct vulnerability assessments.

We cut IT costs nearly 50% for the Military Health System sustainment program while improving system reliability and operational efficiency. This helped health care professionals provide better care at 140 military health care facilities worldwide.

To improve communications and help Veterans Affairs staff gain easy access to critical emergency response and preparedness systems, we provide support to Web-enable applications.

To educate and inform the public on health issues, the Department of Health and Human Services (HHS) uses SAIC-developed multimedia Web sites. SAIC services help HHS improve telecommunications, make grant management easier, and support research and clinical programs.



With extensive experience across commercial, federal, and state projects, SAIC has been the prime remediation contractor on hundreds of sites. At an Army site in Georgia (above), SAIC scientists take field samples to monitor contamination of soil and groundwater from former underground storage tanks. Working with Army staff, we tested the effectiveness of different technologies for removing the petroleum contaminants and recommended alternatives to expedite remediation of the site.

E N V I R O N M E N T

"The Air Force hired SAIC specifically because we knew that SAIC was one of the few companies in the EIS business that could accomplish this difficult feat... preparing the Supplemental Environmental Impact Statement (for the redevelopment of Homestead AFB)."

Fred W. Kuhn, Principal Deputy Assistant Secretary of the **Air Force (Installations, Environment & Logistics)**

For decades, SAIC has provided integrated technical solutions to help customers meet challenging environmental, health, safety, and infrastructure needs.

Bechtel SAIC, LLC continues to support the U.S. Department of Energy as the management and operating contractor for the Yucca Mountain high-level nuclear waste repository program. President Bush recently approved the Secretary of Energy's recommendation that the Yucca Mountain site be designated as the nation's repository for high-level waste. Work will soon be underway preparing a license application to the U.S. Nuclear Regulatory Commission.

We are helping the U.S. Army Corps of Engineers manage hazardous and toxic waste, and plan for environmental cleanup at multiple sites. In Tennessee, we are helping the Corps of Engineers and the U.S. Environmental Protection Agency restore the 2,700-acre Davis Mill Creek area of Copper Basin, damaged by 150 years of logging and copper mining.

To help solve another complex environmental problem, SAIC is bioremediating 5,000 cubic yards of hazardous soil at a former Army installation in the Midwest that manufactured explosives and nerve agents.

We also provide a full range of engineering, safety, and occupational health services to U.S. Air Force customers worldwide. For example, SAIC is developing a Web-based, interactive decision support tool to better manage the complex regulatory, environmental, safety, and other issues involved in designing, operating, and closing training ranges.

SAIC provides technical and logistical support to two important nonproliferation programs in the former Soviet Union. We are helping Russia remove functions and equipment from the nuclear weapons complex, reduce the physical size of plants and infrastructure, and create sustainable nonweapons work for displaced weapons workers.

Our integration of project information, planning, compliance, and remediation services is critical to helping American Airlines complete construction of a new, $1.9-billion terminal at JFK International Airport on schedule, allowing new gates to open over the next four years. For another major airport expansion project, the City of Cleveland selected SAIC to help mitigate areas impacted by the historical use of deicing fluids at Cleveland Hopkins International Airport.

To help utilities and independent power producers comply with Clean Air Act amendments, SAIC is partnering with major equipment suppliers to design and install emissions control upgrades at multiple coal-fired plants.

Our environmental expertise is also helping to protect both the United States and Mexico along their shared border. Working with the U.S. Environmental Protection Agency, U.S. state and local agencies, and Mexico, we helped create procedures to respond to hazardous incidents that could affect both nations, including chemical and biological agents released by terrorists.

CRIMINAL JUSTICE

For many years, SAIC has assisted the Department of Justice in providing criminal investigative training and basic police training to law enforcement communities in many nations. Now, we are also helping train law enforcement officials from around the world at the International Law Enforcement Academy in New Mexico (below). SAIC developed the academy's curriculum and operating procedures and now serves as site manager for the academy, coordinating the activities of students, instructors, and interpreters.



"Thanks to the dedication, professionalism, and commitment of our partners at SAIC and LSU, LEO continues to serve all levels of law enforcement nationwide with a secure environment for information sharing and critical terrorist alerts."

Craig W. Sorum, Unit Chief and Supervisory Special Agent
Law Enforcement Online (LEO) Program, FBI

SAIC's criminal justice systems severely lessen the ability of criminals to remain hidden from law enforcement officials, help move criminals more efficiently through the justice system, and improve the operation of correctional facilities.

We are a key partner in some of the FBI's most important programs to develop more powerful tools and techniques for criminal investigations. To give FBI agents faster, better, secure access to information needed for investigations, SAIC is working on an accelerated schedule to migrate legacy applications from five systems – approximately 4 million lines of code – into a single enterprise solution easily accessible through a secure Web interface.

Law enforcement, first responders, and criminal justice officials throughout the U.S. and Canada turn to the FBI's Law Enforcement Online (LEO) service to find information that helps solve and prevent crimes – from sensitive information on crimes against children to expert advice on explosive devices and timely intelligence on homeland security issues. LEO, the award-winning, Web-based service we designed, built, and manage for the FBI, in conjunction with Louisiana State University, serves more than 32,000 users worldwide.

To help ensure that telecommunications carriers have the necessary capability and capacity to assist law enforcement investigations, our telecommunications engineers and analysts support the FBI in implementing the Communications Assistance for Law Enforcement Act (CALEA). SAIC helps develop telecommunication standards, conducts engineering design assessments, and tests systems.

To give U.S. law enforcement better resources in the wake of September 11, we are upgrading two SAIC-developed systems used throughout the nation. We are improving the system that conducts background checks on non-U.S. citizens purchasing firearms. We also are expanding a national database to accommodate increased criminal background checks for civilian jobs such as hazardous waste haulers.

Access to our high-availability criminal history and "hot files" database system will aid criminal identification and safety for law enforcement officers in Kentucky and Michigan. The system also offers information to courts, parole officers, and social services, which will complement Kentucky's future Unified Criminal Justice Information System (UCJIS). We helped Kentucky plan its UCJIS to include information on individuals from arrest and court appearances through corrections, parole, and contact with other agencies.

We help make the justice system more efficient through systems for video arraignment of suspects, managing prison inmates, and managing court files. Courts in Puerto Rico are moving toward an all-digital case file management process with a plan created by SAIC. We are helping design and develop the electronic system to manage court case documents.

SAIC's FAMILY OF COMPANIES


Wholly Owned Subsidiaries
Minority Interests
Private Companies*
Agilix Corporation
Aravox Technologies
Archway Digital Solutions
Assentive Solutions
Conita Technologies
CosmoCom
DigiLens
e-Banc LLC
go2 Systems, Inc.
Granite Systems
LifeSpan BioSciences
Netnumber, Inc.
PacketVideo Corporation
SiteScape
VocalData
Wisor Telecom Corp.
Telcordia Technologies
Minority Interests Public*
Amdocs
Tellium
Significant Partial Ownership
intesa
SAIC
SAIC Frederick
Bechtel JV*
SAIC Venture Capital Corp
AMSEC LLC
Calanais
International Subsidiaries
Minority Interests
Public Companies*
Cyberplex
Intrusion, Inc.
Nuance Communications
Predictive Systems
VeriSign
DS&S*
DANET*
ANXeB
*These entities are not part of our consolidated financial statements for FY2002.



SAIC's family of companies is noted for innovative technology solutions, superior results, and employees who are committed to customer satisfaction and long-term business relationships. Employee ownership is the key engine that disseminates this commitment to our customers throughout SAIC's family of companies.

Our culture and values are shared by our subsidiaries, our joint ventures, and many of our alliance partners. Our SAIC Venture Capital Corporation (VCC) subsidiary and our Telcordia VCC subsidiary make minority investments in alliance companies with important emerging technologies such as networking infrastructure, bioinformatics, wireless, and e-commerce.

SAIC subsidiaries

TELCORDIA TECHNOLOGIES: Serving many of the world's leading service providers, our Telcordia subsidiary is one of the world's largest telecommunications software and consulting companies and the leading provider of operational software for the telecommunications industry.

SAIC FREDERICK: Our SAIC Frederick subsidiary operates the National Cancer Institute's leading center for cancer and AIDS research.

CALANAIS LTD.: A wholly owned subsidiary, Calanais provides IT outsourcing and solutions for one of the largest utilities in the United Kingdom, ScottishPower, as well as other utility clients in Europe and the U.S.

ANXeBUSINESS CORP.: ANXeBusiness, our 80% owned subsidiary, offers complete extranet services and a global, secure network for business-to-business communications worldwide. Mitsubishi Corporation owns a minority interest in ANXeBusiness and it teams with SAIC and ANXeBusiness to offer intranet and extranet services in the Asia-Pacific marketplace.

SAIC joint ventures

INTESA: Our INTESA joint venture with one of the world's largest oil companies – Petróleos de Venezuela, S.A. (PDVSA) – provides IT and outsourcing services to PDVSA and other companies in the Latin America region.

BECHTEL SAIC COMPANY, LLC: Bechtel and SAIC combined their expertise to meet the unique challenges involved in research and possible development of the nation's first high-level radioactive waste repository.

AMSEC LLC: AMSEC LLC is a major joint venture between SAIC and Newport News Shipbuilding, now part of Northrop Grumman. Serving the U.S. Navy, Coast Guard, and other maritime customers, AMSEC LLC crews provide technical support for virtually every shipboard system.

DATA SYSTEMS & SOLUTIONS: A joint venture between SAIC and Rolls-Royce, DS&S provides enterprise asset management, predictive maintenance, and process optimization to clients in many industries.



Employee creativity and initiative in solving customers' problems are critical elements to build a company that grows and thrives year after year.

SAIC's employee-ownership philosophy is the spark that generates creativity and initiative. For more than 33 years, it has encouraged SAIC employees to find new and better ways to solve customer problems and grow our Company.

"Make no mistake, employee ownership works," says Dr. Beyster. "The initiative, creativity, and interest in solving customers' problems comes directly from a desire by employees to build a better company from the ground up."

Employee ownership works because SAIC employees know that their actions can directly contribute to their success. Performance-based awards encourage outstanding performance for our customers. These include prenegotiated stock option awards for achieving specific performance goals, employee stock purchases matched with stock options, and annual bonuses of stock and stock options.

For more than 33 years, these incentives have helped motivate our employees to better serve our customers. When we help our customers succeed, they often bring us additional work and, through word of mouth, bring us new customers. As our business grows and we achieve financial success, it is our employee shareholders who benefit. That's how we've continued to grow in a very competitive environment since 1969.

One measure of our success: we have an 95% win rate this year for follow-on contracts when we are the prime contractor. Another measure: more than 33 years of continuous revenue growth have made SAIC the largest employee-owned research and engineering company in the U.S. This has translated into over 33



years of increasing SAIC stock values. In the past five years, SAIC's stock price has averaged 37.9% annual growth. In addition, SAIC's strong operational performance helped stabilize SAIC's stock price during the slumping stock market of last year.

To encourage all employees to become owners, the Company provides employees with many ways to acquire stock. In addition to performance-based stock incentives and direct purchases, employees also gain ownership through the Company's retirement plans. SAIC retirement plans, current employees, directors, and their families own 84% of our stock.

SAIC stock is not traded on a national securities exchange; however, buyers and sellers can trade SAIC stock in a quarterly internal market operated by our subsidiary Bull, Inc. In fiscal year 2002, Bull, Inc. traded approximately 16 million shares worth $503 million.

"Employee ownership has always motivated our employees to produce exceptional results... it is what sets us apart from our competitors."

DR. J. ROBERT BEYSTER,
CHIEF EXECUTIVE OFFICER OF SAIC



TEAM SAIC

From helping government customers defeat terrorist activities to delivering cutting-edge solutions to some of the world's biggest information, energy, and health care companies, SAIC provides a stimulating, diverse environment in which to work.

This flexible, decentralized environment attracts top professionals and allows them to excel. This is also one reason why our retention rate is so high, at a level seldom matched by other high-tech companies.

On top of that, our employee-ownership philosophy empowers workers to grow professionally and develop new business related to their professional interests.

It seems natural that a company that provides this kind of environment for its employees also goes the extra mile for its customers. When asked for an example, our CEO, Dr. Beyster, responded that we should look to "how SAIC responded to help our customers and our country after the September 11 attacks in New York and Washington, D.C."

Employee Benefits

SAIC provides its employees with benefit choices designed to suit their needs and the needs of their families and eligible domestic partners.

Employees may choose between SAIC self-insured medical plans and health maintenance organizations at most locations. The Company also offers eligible employees programs for dental insurance, life insurance, and disability coverage.

Other benefits include comprehensive leave, holidays, tuition reimbursement, and accident and business travel insurance.

In fiscal year 2002, SAIC contributed more than $473 million to these benefit plans.

Retirement Plans

SAIC retirement plans help employees finance their retirement. Eligible employees can take advantage of our Profit Sharing Retirement Plan, our Employee




SAIC

Stock Retirement Plan, and our 401(k) Plan (called CODA) that has a Company-matching contribution.

During the year, the Company contributed about $83.7 million to these plans. At the end of calendar year 2001, overall plan assets were $4.14 billion. (These numbers include only SAIC Retirement Plans.)

Employees invest their retirement assets in SAIC stock and in mutual funds. The funds offer a spectrum of investment vehicles and provide individual control over investment alternatives.

As of December 31, 2001, the SAIC Retirement Plans held approximately 37.8% of the total outstanding shares of SAIC common stock. (This stock represented 61.7% of Retirement Plan assets.) Including Telcordia and AMSEC 401(k) plans, the retirement plans held 42.7% of the total outstanding shares of SAIC common stock.

Occupational Category
Professional Technical 73%
Managerial 14%
Professional Administrative 13%

Academic Degree Level
Ph.D. 7%
Master's Degree 37%
Bachelor's Degree 56%
Degree holders represent 73% of the professional staff. (These figures do not include off-line subsidiaries or foreign entities.)

Years of Industry Experience
More than 10 years 78%
5-10 years 14%
Less than 5 years 8%

Academic Degree Discipline
Sciences 47%
Engineering 19%
Business/Economics/Law 20%
Humanities 14%



BOARD *of* DIRECTORS

J.R. Beyster
Chairman of the Board, President, and Chief Executive Officer, SAIC

D.P. Andrews
Corporate Executive Vice President, SAIC

W.H. Demisch
Managing Director, Dresdner Kleinwort Wasserstein

D.W. Dorman
President, AT&T Corporation

J.E. Glancy
Executive Vice President, SAIC

B.R. Inman
Admiral, U.S. Navy (Ret.)

A.K. Jones
University Professor, Computer Sciences, University of Virginia

H.M.J. Kraemer, Jr.
Chairman, President and Chief Executive Officer, Baxter International, Inc.

C.B. Malone
President, Financial & Management Consulting Inc.

S.D. Rockwood
Executive Vice President, SAIC

R.C. Smith
Chief Executive Officer, Telcordia Technologies, Inc.

M.E. Trout, M.D.
Chairman of the Board, Cytyc Corporation

J.P. Walkush
Executive Vice President, SAIC

J.H. Warner, Jr.
Corporate Executive Vice President, SAIC

J.A. Welch
General, U.S. Air Force (Ret.)

A.T. Young
Executive Vice President, Lockheed Martin Corp. (Ret.)

FINANCIAL CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

	Year ended January 31		
	2002	2001	2000
	(In thousands, except per share amounts)		
Revenues	$6,094,508	$5,895,678	$5,529,676
Costs and expenses:			
Cost of revenues	4,882,059	4,626,803	4,303,862
Selling, general and administrative expenses	767,264	868,504	877,633
Gain on sale of business units, net	(9,784)	(120,507)	(30,198)
Gain on sale of subsidiary common stock			(698,374)
Operating income	454,969	520,878	1,076,753
Non-operating income (expense):			
Net (loss) gain on marketable securities and other investments, including impairment losses	(455,752)	2,656,433	2,498
Interest income	51,656	108,749	54,667
Interest expense	(18,099)	(19,615)	(27,274)
Other income (expense), net	11,127	24,764	(1,059)
Minority interest in income of consolidated subsidiaries	(16,849)	(12,616)	(44,200)
Income before income taxes	27,052	3,278,593	1,061,385
Provision for income taxes	8,846	1,219,637	441,536
Income before cumulative effect of accounting change	18,206	2,058,956	619,849
Cumulative effect of accounting change, net of tax (Note A)	711		
Net income	$ 18,917	$2,058,956	$ 619,849
Earnings per share:			
Basic:			
Before cumulative effect of accounting change	$ .08	$ 8.76	$ 2.61
Cumulative effect of accounting change, net of tax	.01		
	$ .09	$ 8.76	$ 2.61
Diluted, before and after cumulative effect of accounting change	$ .08	$ 8.11	$ 2.42
Common equivalent shares:			
Basic	215,016	235,037	237,586
Diluted	228,465	253,954	256,268

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	January 31 2002	January 31 2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 480,004	$ 644,492
Restricted cash	4,845	12,665
Short-term investments in marketable securities	708,945	701,750
Receivables, net	1,238,789	1,355,713
Prepaid expenses and other current assets	97,559	92,939
Deferred income taxes	56,192	93,775
Total current assets	2,586,334	2,901,334
Property, plant and equipment	555,340	535,524
Intangible assets	184,581	225,924
Long-term investments in marketable securities	815,548	1,676,621
Prepaid pension assets	546,137	540,113
Other assets	259,749	212,614
	$4,947,689	$6,092,130
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$1,068,220	$1,173,569
Accrued payroll and employee benefits	384,548	399,025
Income taxes payable	220,869	180,304
Notes payable and current portion of long-term debt	37,294	31,897
Total current liabilities	1,710,931	1,784,795
Long-term debt, net of current portion	123,472	118,746
Deferred income taxes	254,216	538,567
Other long-term liabilities	302,115	281,225
Commitments and contingencies (Note P)		
Minority interest in consolidated subsidiaries	33,202	24,640
Stockholders' equity:		
Class A Common Stock, $.01 par value	1,993	2,202
Class B Common Stock, $.05 par value	13	14
Additional paid-in capital	1,550,716	1,393,600
Retained earnings	956,042	1,918,253
Other stockholders' equity	(56,309)	(41,694)
Accumulated other comprehensive income	71,298	71,782
Total stockholders' equity	2,523,753	3,344,157
	$4,947,689	$6,092,130

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock								
	Class A 1,000,000,000 shares authorized		Class B 5,000,000 shares authorized						
	Shares	Amount	Shares	Amount	Additional paid-in capital	Retained earnings	Other stock-holders' equity	Accumulated other comprehensive income(loss)	Comprehensive income
					(In thousands)				
Balance at February 1, 2000	226,387	$2,264	303	$15	$ 834,757	$ 271,379	$(23,928)	$ 115	
Net income						619,849			$ 619,849
Other comprehensive income								71,889	71,889
Issuances of common stock	16,655	167			196,711				
Repurchases of common stock	(6,963)	(70)	(7)		(34,979)	(184,930)			
Income tax benefit from employee stock transactions					71,071				
Stock compensation					3,231				
Unearned stock compensation							(7,879)		
Issuance of subsidiary stock					11,936				
Dividends on subsidiary preferred stock						(1,736)			
Net payments on notes receivable for sales of common stock							420		
Balance at January 31, 2000	236,079	2,361	296	15	1,082,727	704,562	(31,387)	72,004	$ 691,738
Net income						2,058,956			$2,058,956
Other comprehensive loss								(222)	(222)
Issuances of common stock	18,044	180			197,758				
Repurchases of common stock	(33,928)	(339)	(16)	(1)	(135,511)	(845,265)			
Income tax benefit from employee stock transactions					106,185				
Stock compensation					860				
Unearned stock compensation							(10,385)		
Issuance of subsidiary stock					141,581				
Net payments on notes receivable for sales of common stock							78		
Balance at January 31, 2001	220,195	2,202	280	14	1,393,600	1,918,253	(41,694)	71,782	$2,058,734
Net income						18,917			$ 18,917
Other comprehensive loss								(484)	(484)
Issuances of common stock	16,095	161			193,523				
Repurchases of common stock	(36,999)	(370)	(13)	(1)	(172,381)	(981,128)			
Income tax benefit from employee stock transactions					120,811				
Stock compensation					2,496				
Unearned stock compensation							(14,719)		
Issuance of subsidiary stock					12,667				
Net payments on notes receivable for sales of common stock							104		
Balance at January 31, 2002	199,291	$1,993	267	$13	$1,550,716	$ 956,042	$(56,309)	$71,298	$ 18,433

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 18,917	$ 2,058,956	$ 619,849
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	178,746	188,235	187,147
Non-cash compensation	71,861	84,788	72,176
Non-cash restructuring charge	61,780		
Pension curtailment gain	(10,210)		
Impairment losses on marketable securities	466,837	1,441,020	
Gain on derivative instruments	(29,020)		
Loss on impaired intangible assets	3,100	7,743	50,518
Equity in (income) loss of unconsolidated affiliates	(2,691)	(6,047)	6,123
Minority interest in income of consolidated subsidiaries	16,849	12,616	44,200
Other non-cash items	849	2,861	1,553
Gain on sale of business units, net	(9,784)	(120,507)	(30,198)
Loss (gain) on sale of marketable securities and other investments	17,935	(4,097,453)	(2,498)
Loss on disposal of property, plant and equipment	6,270	6,170	6,960
Gain on sale of subsidiary common stock			(698,374)
Increase (decrease) in cash, excluding effects of acquisitions and divestitures, resulting from changes in:			
Receivables	119,270	(53,075)	(134,637)
Prepaid expenses and other current assets	(3,030)	55,880	(67,725)
Progress payments	(3,235)	(1,565)	(1,954)
Deferred income taxes	(254,465)	403,444	(89,550)
Other assets	(62,392)	(46,706)	(13,390)
Accounts payable and accrued liabilities	(94,561)	60,980	320,048
Accrued payroll and employee benefits	(12,744)	54,906	38,520
Income taxes payable	157,822	112,663	81,150
Other long-term liabilities	25,156	6,572	44,314
	663,260	171,481	434,232
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(127,277)	(147,244)	(166,107)
Acquisitions of business units, net of cash acquired	(15,210)	(35,396)	(243,272)
Purchases of debt and equity securities available-for-sale	(32,270)	(682,061)	(445,411)
Proceeds from sale of short-term investments in marketable securities and private investments	464,474	73,226	119,923
Proceeds from sale of business assets, property and equipment	17,315	49,721	63,669
Investments in affiliates	(64,529)	(98,833)	(74,324)
Proceeds from sale of affiliate common stock		1,589,575	729,000
Proceeds from maturities of debt securities held-to-maturity			9,350
	242,503	748,988	(7,172)
Cash flows from financing activities:			
Proceeds from notes payable and issuance of long-term debt	918	4,534	3,467
Payments of notes payable and long-term debt	(1,983)	(7,982)	(859)
Principal payments on capital lease obligations	(28,837)	(47,327)	(44,504)
Net proceeds from subsidiary issuance of stock	16,464		10,106
Dividends paid to minority interest stockholders	(7,824)	(10,561)	(9,452)
Sales of common stock	35,249	49,845	76,783
Repurchases of common stock	(1,076,950)	(926,808)	(179,837)
	(1,062,963)	(938,299)	(144,296)
Effect of exchange rate changes on cash	(7,288)	(6,998)	(2,470)
(Decrease) increase in cash and cash equivalents	(164,488)	(24,828)	280,294
Cash and cash equivalents at beginning of year	644,492	669,320	389,026
Cash and cash equivalents at end of year	$ 480,004	$ 644,492	$ 669,320
Supplemental schedule of non-cash investing and financing activities:			
Shares of common stock exchanged upon exercise of stock options	$ 76,930	$ 54,308	$ 40,142
Capital lease obligations for property and equipment	$ 38,974	$ 23,537	$ 23,527
Fair value of assets acquired in acquisitions	$ 20,138	$ 62,459	$ 331,544
Cash paid in acquisitions	(15,210)	(35,396)	(263,644)
Issuance of common stock in acquisitions		(3,000)	(19,488)
Liabilities assumed in acquisitions	$ 4,928	$ 24,063	$ 48,412

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Summary of Significant Accounting Policies:

Consolidation

The consolidated financial statements include the accounts of Science Applications International Corporation and all majority-owned and wholly-owned U.S. and international subsidiaries (collectively referred to as "the Company"). All significant intercompany transactions and accounts have been eliminated in consolidation. Outside investors' interests in the majority-owned subsidiaries are reflected as minority interest.

Certain of the Company's majority-owned and wholly-owned subsidiaries have fiscal years ending December 31, including its joint venture, Informática, Negocios y Tecnología, S.A. ("INTESA"), which is a joint venture with Petróleos de Venezuela, S.A. ("PDVSA"). The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements for the years ended January 31. There were no material intervening events for these subsidiaries from December 31 through January 31 and for each of the years presented that would materially affect the consolidated financial position or results of operations.

Investments in affiliates and corporate joint ventures where the Company has an ownership interest representing between 20% and 50%, or over which the Company exercises significant influence, are accounted for under the equity method whereby the Company recognizes its proportionate share of net income or loss and does not consolidate the affiliates' individual assets and liabilities. Equity investments in affiliates over which the Company does not exercise significant influence and whose securities do not have a readily determinable fair market value as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are generally carried at cost.

During 2000, the Company's former partially-owned subsidiary Network Solutions, Inc. ("NSI") was consolidated in the accompanying consolidated financial statements. As a result of a series of transactions reducing our ownership in NSI at the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001, the Company no longer consolidated NSI. In 2001, through the merger of NSI and VeriSign, Inc. ("VeriSign"), a publicly traded company, the Company received shares of VeriSign in exchange for its NSI shares (Note U).

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current information and actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties and is determined based on quoted market prices, if available, or management's best estimate. It is management's belief that the carrying amounts shown for the Company's financial instruments, which include cash and cash equivalents, short-term investments in marketable securities, long-term receivables, long-term investments in marketable securities and long-term debt, are reasonable estimates of their related fair values. The carrying amount of cash and cash equivalents and short-term investments in marketable securities approximates fair value because of the short maturity of those instruments. The fair value of short-term and long-term investments in marketable securities is based upon quoted market prices. The fair value of long-term receivables is estimated by discounting the expected future cash flows at interest rates commensurate with the creditworthiness of customers and other third parties. The fair value of long-term debt is estimated based on quoted market prices for similar instruments and current rates offered to the Company for similar debt with the same remaining maturities.

Contract Revenues

The Company's revenues result primarily from contract services performed for commercial customers, the U.S. Government, and various international, state and local governments or from subcontracts with other contractors engaged in work with such customers. The Company performs under a variety of contracts, some of which provide for reimbursement of cost plus fees, or target cost and fee with risk sharing, and others which are fixed-price or time-and-materials type contracts. Revenues and fees on these contracts are recognized as services are performed, using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion. The Company also derives revenues from maintenance contracts and from the sale of manufactured products. Revenues from maintenance contracts are recognized over the term of the respective contracts as maintenance services are provided. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred in the accompanying consolidated balance sheet. Revenues from the sale of manufactured products are recorded when the products have been delivered to the customer.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. Government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Substantially all of the Company's indirect contract costs have been agreed upon through 2000. Contract revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents at January 31, 2002 and 2001 include $456,502,000 and $594,291,000, respectively, invested in commercial paper, institutional money market funds and time deposits.

Investments in Marketable Securities

Marketable debt and equity securities are classified as either available-for-sale or held-to-maturity at the time of purchase. Available-for-sale securities are carried at fair market value and held-to-maturity debt securities are carried at amortized cost. Unrealized holding gains and losses on available-for-sale securities are carried net of related tax effects in accumulated other comprehensive income in stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific securities sold.

At each balance sheet date, management assesses whether an impairment loss on its marketable securities has occurred due to declines in fair market value and other market conditions. If management determines that a decline in the fair market value has occurred and is deemed to be other-than-temporary in nature, an impairment loss will be recognized to reduce the marketable security to its estimated fair market value (Note U).

Restricted Cash

The Company has a contract to provide support services to the National Cancer Institute's Frederick Cancer Research and Development Center ("Center"). As part of the contract, the Company is responsible for paying for materials, equipment and other direct costs of the Center through the use of a restricted cash account which is pre-funded by the U.S. Government.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the average cost and first-in, first-out methods.

Property, Plant and Equipment

Depreciation and amortization of buildings and related improvements are provided using the straight-line method over estimated useful lives of thirty to forty years and the shorter of the lease term or ten years, respectively. Depreciation and amortization of equipment is provided using the straight-line method or the declining-balance method over their estimated useful lives of three to ten years.

Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

Intangible Assets

Intangible assets include goodwill of $149,513,000 and other identifiable intangible assets of $35,068,000 as of January 31, 2002 compared to $180,750,000 and $45,174,000, respectively, as of January 31, 2001 and have been amortized on a straight-line basis over three to fifteen years. Goodwill represents the excess of the purchase cost over the fair value of net identifiable assets acquired in an acquisition. Beginning February 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which is further described under "Recently Issued Accounting Pronouncements." Amortization of intangible assets amounted to $35,744,000, $44,808,000 and $41,077,000 in 2002, 2001 and 2000, respectively. Accumulated amortization of intangible assets was $161,127,000 and $126,578,000 at January 31, 2002 and 2001, respectively.

In 2002, 2001 and 2000, the Company recognized impairment losses on intangible assets of $3,100,000, $7,743,000 and $50,518,000, respectively, which were included in selling, general and administrative expenses.

Income Taxes

Income taxes are provided utilizing the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Additionally, under the liability method, changes in tax rates and laws will be reflected in income in the period such changes are enacted.

Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method. Accordingly, compensation expense for employee stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma disclosures of net income and earnings per share, as if the fair value method had been applied in measuring compensation expense, are presented in Note N. The Company accounts for stock options granted to non-employees using the fair value method.

Common Stock and Earnings per Share

Class A and Class B Common Stock are collectively referred to as common stock in the Notes to Consolidated Financial Statements unless otherwise indicated. Since the Company's inception, it has followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for the Company's common stock. The Company has maintained a limited secondary market which is called the "limited market," through its wholly-owned broker-dealer subsidiary, Bull, Inc. Quarterly determinations of the price of the common stock are made by the Board of Directors pursuant to a valuation process that includes valuation input from an independent appraiser and a stock price formula. The Board of Directors believes that the valuation process results in a value which represents a fair market value for the Class A Common Stock within a broad range of financial criteria. The Board of Directors reserves the right to alter the formula and valuation process.

Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted EPS is computed similar to basic EPS except the weighted average number of shares of common stock outstanding is increased to include the effect of stock options and other stock awards granted to employees under stock-based compensation plans that were outstanding during the period.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, short-term investments, foreign currency forward exchange contracts and long-term receivables.

The Company invests its available cash principally in U.S. Government and agency securities, corporate obligations, asset-backed and mortgage-backed securities, municipal debt and commercial paper and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of credit risk with respect to receivables have been limited because the Company's principal customers are the Regional Bell Operating Companies ("RBOCs"), various agencies of the U.S. Government and commercial customers engaged in work for the U.S. Government or within the telecommunications industry. The credit risk on certain RBOC receivables and other telecommunications customers is greater than in previous years due to the downturn in the telecommunications market.

Foreign Currency

Financial statements of international subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income in stockholders' equity. The functional currency of the Company's foreign subsidiary that operates in a highly inflationary economy (INTESA) is assumed to be the U.S. dollar. The monetary assets and liabilities of this foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rate for the period, and non-monetary assets and liabilities are translated at historical rates. Resulting remeasurement gains or losses of this foreign subsidiary are recognized in the consolidated results of operations.

Other Comprehensive (Loss) Income

Comprehensive income includes net income and other comprehensive income or loss. Other comprehensive (loss) income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive (loss) income is comprised of foreign currency translation adjustments, unrealized gains or losses on the Company's available-for-sale marketable securities and derivative financial instruments as follows:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Foreign currency translation adjustments	$ (954)	$ (4,000)	$ (1,043)
Deferred taxes	374	1,620	404
Net foreign currency translation adjustments	(580)	(2,380)	(639)
Unrealized (loss) gain on marketable securities	(687,333)	(1,371,343)	124,380
Reclassification of net realized losses (gains)	686,397	1,365,378	(1,947)
Deferred taxes	338	8,123	(49,905)
Net unrealized (loss) gain on marketable securities	(598)	2,158	72,528
Unrealized gain on derivatives	1,520		
Reclassification of net realized losses on derivatives	(1,092)		
Deferred taxes	(177)		
SFAS No. 133 implementation, net of tax	443		
Net unrealized gain on derivatives	694		
Other comprehensive (loss) income	$ (484)	$ (222)	$ 71,889

Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was effective February 1, 2002. SFAS No. 144 supercedes and clarifies the accounting in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company does not expect adoption of SFAS No. 144 to have a material impact on the Company's consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for the fiscal year beginning February 1, 2003, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect adoption of SFAS No. 143 to have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interest method no longer be used. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit. Identifiable intangible assets were reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" through February 1, 2002 when SFAS No. 144 became effective. The Company adopted SFAS No. 141 and SFAS No. 142 on February 1, 2002, although certain provisions were applied to acquisitions closed subsequent to June 30, 2001. Effective February 1, 2002, the Company ceased amortizing goodwill. As of January 31, 2002, the Company has goodwill of $149,513,000. Implementing the non-amortization provisions of SFAS No. 142 for goodwill is expected to result in an increase in operating income of approximately $25,002,000 in 2003. As part of implementing these new statements, the Company evaluated current goodwill and intangible assets and reclassified one intangible asset of $1,513,000 as goodwill. The Company did not reclassify any of its previously recorded goodwill as an intangible asset. The Company also completed an evaluation of its goodwill for the transitional goodwill impairment test and determined that it will not have a transitional goodwill impairment charge.

Gains on Issuance of Stock by Subsidiary

Gains on issuances of unissued shares of stock by a subsidiary are reflected as equity transactions and recorded directly to additional paid-in capital.

Reclassifications

Certain amounts from previous years have been reclassified in the accompanying consolidated financial statements to conform to the 2002 presentation.

Accounting Change

Effective February 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 ("Statement") establishes accounting and reporting standards requiring that derivative instruments, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the fair value of derivative instruments be recognized currently in results of operations unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.

The adoption of SFAS No. 133 on February 1, 2001, resulted in a cumulative effect of an accounting change, net of tax, which increased net income by $711,000 and increased OCI by $443,000.

Note B — Business Segment Information:

The Company provides diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for a broad range of government and commercial customers in the U.S. and abroad and is also a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry. These services frequently involve computer and systems technology. The Company also designs and develops high-technology products. These products include customized and standard hardware and software, such as automatic equipment identification technology, sensors and nondestructive imaging instruments. Product revenues represented 1% of consolidated revenues in 2002, 2001 and 2000.

The Company defines its reporting segments using the management approach, which is based on the way the chief operating decision maker ("CODM") manages the operations within the Company for allocation of resources, decision making and performance assessment. While the Company operates in various vertical markets such as national security, telecommunications and information technology, the Company does not measure operating performance for these different markets, except in cases when a wholly-owned subsidiary or subsidiaries represent substantially all of the vertical market.

Using the management approach, the Company has three reportable segments: Regulated, Non-Regulated Telecommunications, and Non-Regulated Other. The Company's operating groups ("Groups"), on which performance is assessed, are aggregated into the Regulated, Non-Regulated Telecommunications or Non-Regulated Other segments, depending on the nature of the customers, the contractual requirements and the regulatory environment governing the Groups' services.

Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. Groups in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines. Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2002, 2001 and 2000, the Company's Telcordia subsidiary made up the Non-Regulated Telecommunications segment. The Non-Regulated Other segment includes business from all the vertical market areas except for National Security and Space.

The accounting policies of the reportable segments are the same as those described in Note A except that the internal measure of operating income before income taxes ("segment operating income") excludes losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and includes equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. Asset information by segment is not a key measure of performance. However, the Company does use asset information to allocate an internal interest charge or credit ("Cost of Capital") to the Groups, which is included in segment operating income, based on an internal formula which utilizes certain identifiable asset data in calculating the Cost of Capital. The Company also monitors capital expenditures by Groups. Interest expense, as reported in the consolidated financial statements, is primarily recorded at the corporate level.

Certain corporate expenses are reflected in segment operating income because such expenses are allocated to individual cost objectives by the Company, as required by Government Cost Accounting Standards. Certain corporate expenses are not allocated to the Groups for internal reporting purposes but are managed and evaluated at Corporate. Because of the nature of the Company's business, sales between segments are not material and are recorded at cost. Elimination of intersegment revenues are reflected in the Corporate line item.

The Company formed SAIC Venture Capital Corporation and Telcordia Venture Capital Corporation to manage its investments in publicly traded and private technology companies. The Company may also spin off technologies that are considered non-strategic but that may bring future value from an investment perspective. These activities are of an investment nature and are not reported to the CODM as part of the core operating segments of the Company and, therefore are shown as "Investment activities" in the reconciliation of segment financial information to the accompanying consolidated financial statements, where appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes segment information:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Revenues:			
Regulated	$3,920,231	$3,653,785	$3,281,818
Non-Regulated Telecommunications	1,435,431	1,603,758	1,396,217
Non-Regulated Other	784,795	663,099	842,145
Corporate	(45,949)	(24,964)	9,496
Total reportable segment revenues	$6,094,508	$5,895,678	$5,529,676
Segment operating income (loss):			
Regulated	$ 258,759	$ 269,028	$ 217,824
Non-Regulated Telecommunications	188,778	192,973	187,287
Non-Regulated Other	63,345	(430)	22,528
Corporate	(68,593)	(58,045)	(79,211)
Total reportable segment operating income	$ 442,289	$ 403,526	$ 348,428
Capital expenditures:			
Regulated	$ 29,999	$ 30,622	$ 43,549
Non-Regulated Telecommunications	49,673	75,945	60,914
Non-Regulated Other	45,176	33,637	14,397
Corporate	2,418	6,643	47,247
Total reportable segment capital expenditures	$ 127,266	$ 146,847	$ 166,107

The following is a summary of depreciation and amortization included in the calculation of reportable segment operating income:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Depreciation and amortization:			
Regulated	$ 37,297	$ 40,406	$ 31,353
Non-Regulated Telecommunications	81,794	86,986	81,726
Non-Regulated Other	51,609	53,753	68,181
Corporate	7,969	7,045	5,887
Total reportable segment depreciation and amortization	$178,669	$188,190	$187,147

The following reconciles total reportable segment operating income to the Company's consolidated operating income:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Total reportable segment operating income	$442,289	$403,526	$ 348,428
Investment activities	(8,162)	(1,981)	(52)
Loss on impaired intangible assets	(3,100)	(7,743)	(50,518)
Net gain on sale of business units	9,784	120,507	30,198
Gain on sale of subsidiary common stock			698,374
Equity in (income) loss of unconsolidated affiliates	(2,691)	(6,047)	6,123
Minority interest in income of consolidated subsidiaries	16,849	12,616	44,200
Total consolidated operating income	$454,969	$520,878	$1,076,753

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated capital expenditures of $127,277,000 and $147,244,000 includes $11,000 and $397,000 on investment activities for the years ended January 31, 2002 and 2001, respectively. There were no capital expenditures on investment activities in 2000.

Consolidated depreciation and amortization of $178,746,000 and $188,235,000 includes $77,000 and $45,000 on investment activities for the years ended January 31, 2002 and 2001, respectively. There was no depreciation and amortization on investment activities in 2000.

The following table summarizes geographic information:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Revenues:			
United States	$5,594,557	$5,456,035	$5,102,359
Venezuela	335,542	301,820	334,463
United Kingdom	154,665	124,843	64,113
Other international	9,744	12,980	28,741
Total consolidated revenues	$6,094,508	$5,895,678	$5,529,676

	January 31	
	2002	2001
	(In thousands)	
Long-lived assets:		
United States	$2,210,249	$3,079,524
Venezuela	127,851	98,933
United Kingdom	11,998	2,374
Other international	11,257	9,965
Total consolidated long-lived assets	$2,361,355	$3,190,796

During 2002, 2001 and 2000, approximately 58%, 54% and 52%, respectively, of the Company's consolidated revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government and are reflected in the Regulated segment revenues. No single contract or customer accounted for revenues greater than 10% of the Company's consolidated revenues in 2002, 2001 and 2000.

Note C — Acquisitions and Investments in Affiliates:

The Company has nine equity investments, accounted for under the equity method as described in Note A, with the Company's ownership ranging from 27.5% to 50%.

The carrying value of the Company's equity method investments was $31,401,000 and $18,979,000 at January 31, 2002 and 2001, respectively, which includes the unamortized excess of the Company's equity investments over its equity in the underlying net assets of $4,774,000 and $6,901,000, respectively. The Company also has cost method investments of $156,540,000 and $123,232,000 at January 31, 2002 and 2001, respectively.

The Company completed acquisitions of certain business assets and companies in 2002, 2001 and 2000, which individually were not considered significant business combinations in the year acquired. In some cases, the Company acquired all the issued and outstanding common stock of certain companies while in other cases, the Company acquired certain specific assets and liabilities. All of these acquisitions have been accounted for under the purchase method of accounting and the operations of the companies acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The aggregate excess of the purchase price over fair value of the net tangible assets acquired has been allocated to other identifiable intangible assets and goodwill, which have been amortized on a straight-line basis over periods of three to fifteen years. Effective February 1, 2002, in accordance with SFAS No. 142 the Company no longer amortizes goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2002, the Company completed five acquisitions for an aggregate cash purchase price of approximately $17,351,000 and allocated approximately $261,000 and $10,068,000 to other identifiable intangible assets and goodwill, respectively. Two of these acquisitions with an aggregate purchase price of $1,280,000 were accounted for under SFAS No. 141 and SFAS No. 142. Potential contingent payments related to these acquisitions are approximately $4,985,000, payable through 2004, of which $650,000 would be treated as incremental purchase price. Certain of the acquisitions completed have been recorded based on preliminary financial information. The Company does not anticipate a material change to the aggregate purchase price or assets acquired and liabilities assumed. As all 2002 acquisitions in the aggregate are not considered significant business combinations, pro forma financial information is not presented.

In 2001, the Company completed five acquisitions for an aggregate purchase price of approximately $57,014,000 and allocated approximately $435,000 and $48,781,000 to other identifiable intangible assets and goodwill, respectively. As all 2001 acquisitions in the aggregate are not considered significant business combinations, pro forma financial information is not presented.

In 2000, the Company completed eleven acquisitions for an aggregate purchase price of approximately $302,411,000 and allocated approximately $21,600,000 and $136,894,000 to other identifiable intangible assets and goodwill, respectively.

Note D — Composition of Certain Financial Statement Captions:

	January 31	
	2002	2001
	(In thousands)	
Prepaid expenses and other current assets:		
Prepaid expenses	$ 51,565	$ 48,445
Inventories	18,580	12,608
Related party receivable (Note J)	7,239	5,029
Other	20,175	26,857
	$ 97,559	$ 92,939
Short-term investments in marketable securities:		
Available-for-sale marketable securities	$ 672,145	$ 701,750
Derivative instruments	36,800	
	$ 708,945	$ 701,750
Property, plant and equipment at cost:		
Computers and other equipment	$ 648,328	$ 513,335
Buildings and improvements	232,388	207,521
Leasehold improvements	141,579	144,119
Office furniture and fixtures	71,602	68,537
Land	66,307	66,168
Land held for future use	702	702
	1,160,906	1,000,382
Less accumulated depreciation and amortization	605,566	464,858
	$ 555,340	$ 535,524
Long-term investments in marketable securities:		
Available-for-sale marketable securities	$ 628,894	$1,676,621
Derivative instruments	186,654	
	$ 815,548	$1,676,621

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	January 31 2002	January 31 2001
	(In thousands)	
Other assets:		
Investments in affiliates (Note C)	$ 187,941	$ 142,211
Related party receivable (Note J)	27,541	30,311
Other long-term receivables	29,432	30,154
Other	14,835	9,938
	$ 259,749	$ 212,614
Accounts payable and accrued liabilities:		
Accounts payable	$ 241,213	$ 284,106
Other accrued liabilities	355,792	386,769
Deferred revenue	347,797	371,937
Collections in excess of revenues on uncompleted contracts	123,418	130,757
	$1,068,220	$1,173,569
Accrued payroll and employee benefits:		
Salaries, bonuses and amounts withheld from employees' compensation	$ 232,293	$ 234,561
Accrued vacation	122,295	136,847
Accrued contributions to employee benefit plans	29,960	27,617
	$ 384,548	$ 399,025
Other long-term liabilities:		
Other postretirement benefits	$ 165,257	$ 156,088
Accrued pension liability	24,788	32,704
Accrued other employee benefits	16,437	14,868
Deferred compensation	35,165	31,755
Other	60,468	45,810
	$ 302,115	$ 281,225
Accumulated other comprehensive income:		
Unrealized net gains on marketable securities and derivative instruments	$ 78,786	$ 78,691
Foreign currency translation adjustments	(7,488)	(6,909)
	$ 71,298	$ 71,782

Note E — Derivative Financial Instruments:

The Company is exposed to certain market risks which are inherent in certain transactions entered into in the normal course of business. They include sales contracts denominated in foreign currencies, investments in equity securities and exposure to changing interest rates. The Company has a risk management policy ("Policy") in place, which is used to assess and manage cash flow and fair value exposures. The Policy permits the use of derivative instruments with certain restrictions and appropriate authorization. The Company presently uses derivative instruments to manage exposures to foreign currency, equity securities price risks and interest rate risks and uses natural hedges to minimize exposure for net investments in foreign subsidiaries. The Company does not hold derivative instruments for trading or speculative purposes.

Equity Securities Price Risk

The Company's portfolio of publicly-traded equity securities is subject to market price risk and there are instances where the Company will use derivative instruments to manage this risk of potential loss in fair value resulting from decreases in market prices. The Company has equity collars, expiring at various dates from February 2002 through May 2004, in place to mitigate the risk of significant price fluctuations of certain of its marketable equity securities. Equity collars are derivative instrument transactions where the Company locks in a ceiling and floor price for the underlying equity security. Certain of these collars allow the Company to put the underlying equity shares to the collar counterparty during the term of the collar while certain other collars do not allow the Company to settle until the expiration of the collar. These derivative instruments have been designated as fair value hedges of the underlying marketable equity securities and, therefore, the changes in fair value of the derivative instruments and the hedged items attributable to the hedged risk are recorded in the statement of income. In 2002, a net gain of $30,812,000 for the ineffective portion of changes in the fair value of these derivative instruments was recorded in earnings (Note U). The fair value of these equity collars of $36,800,000 and $186,654,000 are included in short-term and long-term investments in marketable securities, respectively, at January 31, 2002 (Note D).

Foreign Currency Risk

Although the majority of the Company's transactions are in U.S. dollars, some transactions are denominated in foreign currencies. The Company's objective in managing its exposure to foreign currency rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. The Company currently manages cash flow exposure of receivables, payables and anticipated transactions through the use of natural hedges and foreign currency forward exchange contracts. Foreign currency forward exchange contracts are contracts requiring the Company to exchange a stated quantity of foreign currency for a fixed amount of a second currency, typically U.S. dollars. At January 31, 2002, currencies hedged were the British pound, Canadian dollar, U.S. dollar and the Euro. The Company has designated certain of its foreign currency forward exchange contracts as cash flow hedges of transactions forecasted to occur by December 2005, primarily related to sales contracts and receivables. The effective portion of change in the fair value of these derivatives is recorded in comprehensive income and recognized in the income statement when the related hedged item affects earnings. Other foreign currency forward exchange contracts manage similar exposures but do not qualify for hedge accounting due to changes in terms of the anticipated transactions. In 2002, those contracts designated as cash flow hedges were fully effective and net gains of $866,000 were recognized as a component of accumulated other comprehensive income in stockholders' equity. Net gain on the remaining foreign currency forward exchange contracts was not material in 2002. At January 31, 2002, the fair value of the foreign currency forward exchange contracts of $518,000 and $1,001,000 has been reflected in other current assets and other assets, respectively.

Interest Rate Risk

In January 2002, the Company entered into four forward starting interest rate swap agreements ("swap agreements"). These swap agreements were entered into to take advantage of the current market conditions and manage exposure to fluctuations in interest rates relating to refinancing two operating leases that will expire in August 2003 (Note O). The Company will refinance these leases by either renewing the leases or purchasing the land and buildings. Using the swap agreements, the Company is managing its overall related future net cash outflow to be a fixed amount starting in September 2003 through August 2008. In refinancing these leases, the Company expects to make payments to a third party lessor or third party lender based on a variable interest rate. Under the terms of the swap agreements, the Company will either pay to or receive an amount from the swap agreements' counterparty which will effectively make the net cash outflow a fixed amount. The Company has designated these swap agreements as cash flow hedges of the future variable rate payments it will make on the land and buildings under these leases starting in September 2003 through August 2008. At January 31, 2002, these swap agreements were deemed fully effective and a net gain of $45,000 was recognized as a component of accumulated other comprehensive income in stockholders' equity. The effective portion of the change in fair value of the swaps agreements will be recognized in earnings when the payments are made to the third party lessor or third party lender. At January 31, 2002, the fair value of the swap agreements of $75,000 has been reflected in other assets.

Other Derivatives

Through its venture capital subsidiaries, the Company holds investments in equity securities of private and publicly-held companies. Certain of these investments include warrants to purchase equity securities of these companies. Warrants that can be net settled at time of exercise, which means the Company would receive the difference between the exercise price and fair value of the shares in additional shares, are deemed derivative financial instruments and are not designated as hedging instruments. Changes in the value of these derivatives are reflected in income each period. In 2002, losses of $1,792,000 related to the change in fair value of these derivatives have been included in net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(loss) gain on marketable securities and other investments (Note U). The Company will continue to monitor the value of these instruments in order to manage its risk of loss. The fair value of these instruments was $3,466,000 at January 31, 2002 and is reflected in other assets.

Note F — Short-term and Long-term Investments in Marketable Securities:

Included in the consolidated balance sheet captions "Short-term investments in marketable securities" and "Long-term investments on marketable securities" are derivative instruments (Note E) and investments in marketable securities. The aggregate cost basis, gross unrealized gains and losses and market value of short-term and long-term available-for-sale investments by major security type are as follows:

	Cost basis	Unrealized gains	Unrealized losses	Market value
		(In thousands)		
At January 31, 2002:				
U.S. government and agency securities	$ 52,026	$ 402	$ (26)	$ 52,402
Corporate obligations	116,200	1,221	(61)	117,360
Equity securities	760,390	96,330	(169,887)	686,833
Municipal debt	67,835	945		68,780
Asset-backed and mortgage-backed securities	89,024	723	(72)	89,675
Other	285,995		(6)	285,989
	$1,371,470	$ 99,621	$(170,052)	$1,301,039
At January 31, 2001:				
U.S. government and agency securities	$ 137,803	$ 1,205	$ (52)	$ 138,956
Corporate obligations	210,984	1,664	(419)	212,229
Equity securities	1,541,757	139,018	(19,354)	1,661,421
Municipal debt	73,153	584	(26)	73,711
Asset-backed and mortgage-backed securities	83,666	535	(25)	84,176
Other	207,858	20		207,878
	$2,255,221	$143,026	$ (19,876)	$2,378,371

As fully described in Note E, the Company hedges the equity price risk of certain available-for-sale marketable securities using equity collars. At January 31, 2002, a portion of the gross unrealized loss of $170,052,000 has been effectively hedged using these equity collars. Including the effects of the equity collars, the Company has after-tax net unrealized gains of $78,786,000 at January 31, 2002, which are reflected in accumulative other comprehensive income.

At January 31, 2002, $398,340,000 of debt securities have contractual maturities of one year or less, and $213,616,000 of debt securities have contractual maturities of two to five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity date and as a result of features of the securities that enable either the Company, the issuer, or both to redeem these securities in part or in full at an earlier date.

Gross realized gains and losses from sales of available-for-sale securities included in "Net (loss) gain on marketable securities and other investments, including impairment losses" in the income statement are as follows:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Gross realized gains	$ 10,906	$21,436	$ 4,308
Gross realized losses	(51,854)	(4)	(2,362)
	$(40,948)	$21,432	$ 1,946

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note G — Receivables, Net:

Receivables consist of the following:

	January 31	
	2002	2001
	(In thousands)	
Receivables less allowance for doubtful accounts of $36,459 and $20,298 at January 31, 2002 and 2001, respectively:		
Billed	$ 843,295	$1,044,332
Unbilled, less progress payments of $472 and $3,707 at January 31, 2002 and 2001, respectively	372,737	289,312
Contract retentions	22,757	22,069
	$1,238,789	$1,355,713

Unbilled receivables at January 31, 2002 and 2001 include $45,372,000 and $30,527,000, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances is outside the Company's control. Based on the Company's historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note H — Revolving Credit Facility:

The Company has a five-year reducing revolving credit facility ("Credit Facility") with a group of financial institutions which allows borrowings until August 2002 and which was reduced to $537,500,000 in 2002 according to the original terms. Borrowings under the Credit Facility are unsecured and bear interest, at the Company's option, at various rates based on the base rate, bid rate or on margins over the CD rate or LIBOR. The Company pays a facility fee on the total commitment amount. All financial covenants required by the Credit Facility, such as requiring the Company to maintain certain levels of net worth and an interest coverage ratio, as well as limitation on indebtedness, have been maintained as of January 31, 2002. The Company expects the arrangements for a new credit facility to be completed during the second quarter ending July 31, 2002.

There was no balance outstanding under the Credit Facility at January 31, 2002 and 2001. As of January 31, 2002, the entire $537,500,000 was available under the most restrictive debt covenants of the Credit Facility and during 2001 and 2000, the Company did not borrow under the Credit Facility. In 2002, the maximum and average amounts outstanding under the Credit Facility were $120,000,000 and $31,319,000, respectively. The weighted average interest rate in 2002 was 4.3% based upon average daily balances.

Note I — Employee Benefit Plans:

The Company has one principal Profit Sharing Retirement Plan ("PSRP") in which eligible employees participate. Until January 1, 2002, participants' interests vested 25% per year in the third through sixth year of service. Effective January 1, 2002, the vesting schedule was changed so that participants' interests vest 20% per year in the first through fifth year of service. Participants also become fully vested upon reaching age 59½, permanent disability or death. Contributions charged to income under the PSRP were $31,800,000, $41,638,000 and $36,617,000 for 2002, 2001 and 2000, respectively.

The Company has an Employee Stock Retirement Plan ("ESRP"), formerly known as the Employee Stock Ownership Plan, in which eligible employees participate. Cash or stock contributions to the ESRP are based upon amounts determined annually by the Board of Directors and are allocated to participants' accounts based on their annual compensation. The Company recognizes the fair value of the Company's common stock or the amount of cash contributed in the year of contribution as compensation expense. The vesting requirements for the ESRP are the same as for the PSRP. Any participant who leaves the Company, whether by retirement or otherwise, may be able to elect to receive either cash or shares of Company common stock as a distribution from their account. Shares of Company common stock distributed from the ESRP bear a limited put option that, if exercised, would require the Company to repurchase all or a portion of the shares at their then current fair value during two specified 60-day periods following distribution. If the shares are not put to the Company during the specified periods, the shares no longer bear a put option and the Company will not be required to repurchase the shares. At January 31, 2002 and 2001, the ESRP held 53,344,888 and 57,346,046 shares of Class A Common Stock, respectively, and 24,887 shares of Class B Common Stock, with a combined fair value of $1,774,115,000 and $1,783,324,000, respectively. Contributions charged to income under the Plan were $29,392,000, $12,878,000 and $16,258,000 for 2002, 2001 and 2000, respectively.

The Company has one principal Cash or Deferred Arrangement ("CODA") which allows eligible participants to defer a portion of their income through contributions. Such deferrals are fully vested, are not taxable to the participant until distributed from the CODA upon termination, retirement, permanent disability or death and may be matched by the Company. The Company's matching contributions to the CODA charged to income were $22,493,000, $21,057,000 and $19,400,000 for 2002, 2001 and 2000, respectively.

Previously, the Company sponsored two contributory savings plans for Telcordia employees. During 2002, one of these plans was merged into the other. The plan allows eligible Telcordia employees to defer a portion of their pre-tax income through contributions and contribute a portion of their income on an after-tax basis. Such deferrals are fully vested, are not taxable to the participant until distributed upon termination, retirement, permanent disability or death and may be matched by the Company. The Company's matching contributions charged to income were $21,157,000, $20,669,000 and $18,555,000 for 2002, 2001 and 2000, respectively.

The Company has two principal bonus compensation plans, the Bonus Compensation Plan and the Annual Incentive Plan ("AIP"), which provide for bonuses to reward outstanding performance. The AIP was assumed in connection with the acquisition of Telcordia in 1998. Bonuses are paid in the form of cash, fully vested shares of Class A Common Stock or vesting shares of Class A Common Stock. Awards of vesting shares of Class A Common Stock vest at the rate of 20%, 20%, 20% and 40% after one, two, three and four years, respectively. The amounts charged to income under these plans were $97,119,000, $111,971,000 and $140,618,000 for 2002, 2001 and 2000, respectively.

The Company has a Stock Compensation Plan and Management Stock Compensation Plan, together referred to as the "Stock Compensation Plans." The Stock Compensation Plans provide for awards of share units to eligible employees, which generally correspond to shares of Class A Common Stock, held in trust for the benefit of participants. Participants' interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. The fair market value of shares awarded under these plans are recorded as unearned compensation which is included in stockholders' equity. The unearned amounts are amortized over the vesting period. The amounts charged to income under these plans were $5,801,000, $4,995,000 and $3,602,000 for 2002, 2001 and 2000, respectively.

The Company also has an Employee Stock Purchase Plan ("ESPP") which allowed eligible employees to purchase shares of the Company's Class A Common Stock, at a discount of 10% of the existing fair market value in 2002. Effective in the new fiscal year that began February 1, 2002, the discount was increased to 15%. There are no charges to income under this plan because such plan is a non-compensatory plan. The pro forma effect on net income and earnings per share of compensation expense under SFAS No. 123, "Accounting for Stock-Based Compensation" is presented in Note N.

The Company has two deferred compensation plans. The Keystaff Deferral Plan is maintained for the benefit of key executives and directors and allows eligible participants to elect to defer a portion of their compensation. The Company makes no contributions to the accounts of participants under this plan but does credit participant accounts for deferred compensation amounts and interest earned. Interest is accrued based on the Moody's Seasoned Corporate Bond Rate (7.5% in 2002). Deferred balances will generally be paid upon the later of the attainment of age 65, ten years of plan participation or retirement, unless participants obtain approval for an early pay-out. The Key Executive Stock Deferral Plan is maintained for the benefit of directors and certain key executives. Eligible participants may elect to defer a portion of their compensation into a trust established by the Company which invests in shares of Class A Common Stock. The Company makes no contributions to the accounts of participants. Deferred balances will generally be paid upon retirement or termination.

Note J — Pension and Other Postretirement Benefit Plans:

Previously, Telcordia sponsored five noncontributory defined benefit pension plans covering eligible management and support staff employees. During 2002, two previously separate qualified plans were merged and Telcordia now has four noncontributory defined benefit pension plans. Telcordia also has postretirement health and life insurance benefit programs for retired U.S. employees and their dependents. In addition, in 2001, the Company formed a subsidiary in the United Kingdom with Scottish Power, Calanais, by transferring certain Scottish Power employees to Calanais. As part of the joint venture agreement, Calanais agreed to assume the defined benefit plan liability for the employees of Scottish Power who transferred into the joint venture and had accrued benefits under the Scottish Power plan. Once the legal and regulatory approvals for this transfer occurred in 2002, Calanais assumed the direct responsibilities for managing the defined benefit plan assets. All of the qualified and non-qualified pension plans are disclosed in the aggregate. The Telcordia plans have a December 31 measurement date while the Calanais plan has a January 31 measurement date.

	Pension benefits		Postretirement benefits other than pensions	
	Year ended January 31			
	2002	2001	2002	2001
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,188,649	$1,048,065	$ 235,091	$ 180,631
Service cost	32,921	27,542	6,166	5,250
Interest cost	92,691	84,525	16,482	15,376
Plan participants' contributions	863		2,408	2,055
Plan amendments	(22,656)		(41,597)	
Actuarial loss	38,017	95,629	7,131	43,518
Net portability transfers paid during the year	(999)	(11,411)		
Benefits paid	(84,257)	(55,701)	(11,857)	(11,739)
Acquisitions	38,188			
Special termination benefits	61,780			
Plan curtailments	(30,517)		(7,262)	
Foreign currency translation	(1,810)			
Benefit obligation at end of year	$1,312,870	$1,188,649	$ 206,562	$ 235,091

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pension benefits		Postretirement benefits other than pensions	
	Year ended January 31			
	2002	2001	2002	2001
	(In thousands)			
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,832,920	$1,896,558	$ 56,565	$ 58,014
Actual return on plan assets	(56,840)	2,862	(3,359)	(1,555)
Company contributions	3,455	612	8,936	9,790
Plan participants' contributions	863		2,408	2,055
Net portability transfers paid during the year	(999)	(11,411)		
Benefits paid	(84,257)	(55,701)	(11,857)	(11,739)
Acquisitions	40,333			
Foreign currency translation	(1,675)			
Fair value of plan assets at end of year	$1,733,800	$1,832,920	$ 52,693	$ 56,565
Funded status at end of year	$ 420,930	$ 644,271	$(153,869)	$(178,526)
Unrecognized net actuarial loss (gain)	131,463	(119,011)	34,036	25,592
Unrecognized prior service cost	(22,656)		(41,597)	
Prepaid (accrued) benefit cost	$ 529,737	$ 525,260	$(161,430)	$(152,934)
Weighted-average assumptions:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	4.75%	5.00%	4.75%	5.00%

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% for 2007 and remain at that level thereafter.

	Pension benefits			Postretirement benefits other than pensions		
	Year ended January 31					
	2002	2001	2000	2002	2001	2000
	(In thousands)					
Components of net periodic benefit cost:						
Service cost	$ 32,921	$ 27,542	$ 29,160	$ 6,166	$ 5,250	$ 5,288
Interest cost	92,691	84,525	78,547	16,482	15,376	13,764
Expected return on plan assets	(173,055)	(155,695)	(141,849)	(5,324)	(4,796)	(4,470)
Amortization of actuarial loss (gain)	145	(1,210)	220	(149)	(221)	(14)
Charges for special termination benefit	61,780					
Curtailment gain	(10,210)					
Other adjustments	80			257		
Net periodic benefit cost (income)	$ 4,352	$ (44,838)	$ (33,922)	$17,432	$15,609	$14,568

The four Telcordia plans are noncontributory defined benefit pension plans while the Calanais plan requires employee contributions. One of the Telcordia plans, the Telcordia Technologies Inc. Pension Plan (the "TTIPP"), is a funded qualified plan. During 2002, participants in the TTIPP were offered the choice of remaining under the traditional benefit formula, for which benefits are based on a stated percentage of final average pay, or, instead, transferring to a cash balance formula, under which benefits are based on a structure similar to a savings account. Employees who chose the cash balance formula forfeited their eligibility to receive employer provided postretirement health and welfare benefits upon their retirement. The impact of the cash balance conversion is reflected as amendments to the affected plans in the results shown above. All of the assets of the TTIPP, which primarily are international and domestic equity and fixed income securities, are held in a master trust administered by the Company. The Calanais plan is a funded qualified plan with benefits based on the average pay and service of employees at or near retirement. The Company's policy is to fund the qualified plans based on legal requirements, tax considerations and investment opportunities. The Telcordia plan utilizes a method for amortizing investment gains and losses that fully recognizes gains and losses for fixed income securities and amortizes gains and losses on all other asset classes over three years.

The remaining three Telcordia plans are unfunded, non-qualified plans that provide benefits to certain members of management. One of these plans provides benefits that replace benefits not available in the qualified plans due to design or legal limitations. The other two plans offer additional pension benefits to certain employees based on job level. The non-qualified plans are unfunded and therefore have no assets. The projected benefit obligation and accumulated benefit obligation for the non-qualified pension plans, which have accumulated benefit obligations in excess of plan assets, were $19,890,000 and $15,234,000, respectively, as of December 31, 2001, the plans' year end, and $18,507,000 and $12,116,000, respectively, as of December 31, 2000.

The Company offers certain postretirement medical and life insurance benefits to retired employees of certain subsidiaries. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	One-percentage point increase	One-percentage point decrease
	(In thousands)	
Effect on total service and interest cost components	$ 2,935	$ (2,441)
Effect on postretirement benefit obligation	$20,854	$(17,632)

As described in Note R, Telcordia's reduction in workforce resulted in special termination pension benefits of $61,780,000 and a curtailment gain of $10,210,000 attributable to the employees that were part of the reduction in workforce. These amounts are included in the determination of net periodic pension cost for 2002.

Previously, the Company's joint venture, INTESA, maintained a defined benefit pension plan for employees who transferred from the joint venture partner, PDVSA. Under Venezuelan law, INTESA assumed the existing employee benefit plans, which included a defined benefit pension plan and a postretirement benefit plan for health and life insurance. Under the terms of the joint venture agreement, PDVSA agreed to fund the projected benefit obligation of the pension plan and accumulated postretirement benefit obligation of the postretirement benefit plans by 2007 through direct contributions to a trust. During fiscal 2002, Intesa suspended the defined benefit pension plan and replaced it with a defined contribution plan. In conjunction with this action, the liability to the suspended plan was fixed and the agreement with PDVSA was amended such that they will fund the fixed amount by 2007. The obligation of PDVSA to fund this liability has been reflected as a related party receivable (Note D).

Therefore, in addition to their benefits under the new defined contribution plan, the covered employees will be entitled to an allocated portion of the fixed amount of the suspended defined benefit pension plan plus interest upon their retirement. At January 31, 2002, the net amount due was $34,780,000. At January 31, 2001, the net benefit obligation, fair value of plan assets and accrued benefit cost were $54,967,000, $26,350,000 and $28,154,000, respectively. Total pension costs in 2002, 2001 and 2000 were $12,023,000, $6,895,000 and $9,010,000, respectively. The total cost in 2002 includes $7,165,000 relating to the plan suspension.

In conjunction with suspending the defined benefit pension plan, Intesa also suspended certain postretirement benefits previously offered to PDVSA employees who transferred to INTESA. The amount due to the current employees after the suspension is included in the $34,780,000 disclosed above. The accrued postretirement benefits liability was $3,699,000 as of January 31, 2001, and net postretirement benefits expense in 2002 and 2001 was $1,445,000 and $1,641,000, respectively. The expense in 2002 includes $861,000 relating to the plan suspension.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note K — Income Taxes:

The provision for income taxes includes the following:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Current:			
Federal	$ 213,281	$ 730,160	$411,349
State	36,742	157,156	91,148
Foreign	11,595	7,734	11,439
Deferred:			
Federal	(236,696)	318,061	(55,921)
State	(17,716)	5,541	(16,269)
Foreign	1,640	985	(210)
	$ 8,846	$1,219,637	$441,536

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Deferred tax assets (liabilities) are comprised of the following:

	January 31	
	2002	2001
	(In thousands)	
Deferred revenue	$ 15,773	$ 33,667
Accrued vacation pay	35,541	40,112
Deferred compensation	24,503	24,288
Vesting stock bonuses	22,896	27,085
Accrued liabilities	40,800	32,788
Depreciation and amortization	20,337	10,926
Credit carryforwards	16,617	15,311
State taxes	5,375	17,106
Other	22,770	16,684
Total deferred tax assets	204,612	217,967
Employee benefit contributions	(164,317)	(168,169)
Unrealized net gain on marketable securities	(214,065)	(93,953)
Investment in subsidiaries and affiliates	(18,392)	(395,015)
Other	(5,862)	(5,622)
Total deferred tax liabilities	(402,636)	(662,759)
Net deferred tax liabilities	$(198,024)	$(444,792)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax (35%) to income before income taxes follows:

	Year ended January 31		
	2002	2001	2000
		(In thousands)	
Amount computed at statutory rate	$ 9,468	$1,147,508	$371,485
State income taxes, net of federal tax benefit	12,919	86,615	48,671
Contribution of appreciated property	(18,092)	(3,442)	(474)
Change in tax accruals	9,738	(3,254)	4,418
Research and experimentation tax credits	(6,066)	(13,210)	(5,200)
Non-deductible items	2,584	4,255	3,937
Foreign income taxed at lower rates	(2,459)	(1,254)	(1,511)
Amortization of goodwill	2,255	4,081	5,300
Non-taxable interest income	(1,100)	(1,089)	(660)
Other	(401)	(573)	15,570
	$ 8,846	$1,219,637	$441,536
Effective income tax rate	32.7%	37.2%	41.6%

The Company has State tax credit carryforwards of approximately $25,565,000 that will begin to expire in the year ending January 31, 2007.

Income taxes paid in 2002, 2001 and 2000 amounted to $111,436,000, $710,454,000 and $481,045,000, respectively.

Note L — Notes Payable and Long-Term Debt:

Notes payable and long-term debt consists of the following:

	January 31	
	2002	2001
	(In thousands)	
6.75% Notes payable	$ 92,927	$ 92,048
Capital lease obligations	46,407	36,309
Mortgage payable collateralized by real property	6,350	6,500
Other notes payable	15,082	15,786
	160,766	150,643
Less current portion	37,294	31,897
	$123,472	$118,746

In January 1998, the Company issued $100,000,000 of 6.75% notes with a nominal discount ("6.75% Notes") which are due February 1, 2008 with interest payable semi-annually from August 1, 1998. The 6.75% Notes have an effective interest rate of 8.3%, due principally to the amortization of a loss on a forward treasury lock agreement, the discount on issuance of the notes and underwriting fees associated with the offering. The Company is subject to certain restrictions such as limitations on liens, sale and leaseback transactions and consolidation, merger and sale of assets. As of January 31, 2002, the Company was in compliance with the restrictions.

The Company assumed a $6,919,000 mortgage note in connection with the purchase of land and a building in 1997. Terms of the note include quarterly payments of principal and interest until December 2016. Interest is adjusted annually and was 6.2% in 2002. Additionally, the Company has various other notes payable with interest rates from 6.0% to 7.0% that are due over the next seven years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of notes payable and long-term debt, excluding capital lease obligations (Note O), are as follows:

Year ending January 31	(In thousands)
2003	$ 14,604
2004	321
2005	345
2006	371
2007	396
2008 and after	98,322
	$114,359

Note M — Earnings Per Share:

A summary of the elements included in the computation of basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year ended January 31								
	2002			2001			2000		
	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount
Net income	$18,917			$2,058,956			$619,849		
Basic EPS		215,016	$0.09		235,037	$8.76		237,586	$2.61
Effect of:									
Majority-owned subsidiary's dilutive securities							(313)		
Net income available to common stockholders, as adjusted	$18,917			$2,058,956			$619,536		
Effect of dilutive securities:									
Stock options		13,050			18,427			18,350	
Other stock awards		399			490			332	
Diluted EPS		228,465	$0.08		253,954	$8.11		256,268	$2.42

Options to purchase 1,391,000 shares of common stock at $30.87 per share were outstanding during 2001 but were not included in the computation of diluted EPS at January 31, 2001 because the effect of such options would be antidilutive. Such options expire at various dates through January 2006.

Note N — Common Stock and Options:

The Company has options outstanding under various stock option plans. Options are granted with exercise prices not less than the fair market value at the date of grant and for terms not greater than ten years. Options granted under these plans generally become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively.

If the Company had elected to recognize compensation expense in 2002, 2001, and 2000 based upon the fair value at the grant dates for stock option awards and for shares issued under the ESPP consistent with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income in 2002, 2001 and 2000 would have been reduced by $36,815,000, $33,100,000 and $22,009,000, respectively, which would have resulted in a net loss for 2002. Basic earnings per share would have been reduced by $.17, $.14 and $.09 per share in 2002, 2001 and 2000, respectively. Diluted earnings per share would have been reduced by $.16, $.04 and $.06 per share in 2002, 2001 and 2000, respectively. These amounts were determined using weighted-average per share fair values of options granted in 2002, 2001 and 2000 of $6.31, $7.41 and $4.24, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000: no dividend yield, no volatility, risk-free interest rates ranging from 3.8% to 6.8% and expected lives of five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company meets the definition of a non-public company for the purposes of calculating fair value and, therefore, assumes no volatility in the fair value calculation. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation plans.

A summary of changes in outstanding options under the plans during the three years ended January 31, 2002, is as follows:

	Shares of Class A Common Stock under options	Weighted average exercised price	Shares of Class A Common Stock excercisable under options
	(In thousands)		*(In thousands)*
January 31, 1999	57,173	$ 6.92	19,088
Options granted	14,853	$18.04	
Options canceled	(2,653)	$11.79	
Options exercised	(13,313)	$ 4.50	
January 31, 2000	56,060	$10.21	18,531
Options granted	12,769	$27.20	
Options canceled	(3,112)	$16.97	
Options exercised	(13,290)	$ 5.88	
January 31, 2001	52,427	$15.05	17,812
Options granted	10,071	$30.99	
Options canceled	(3,013)	$21.70	
Options exercised	(13,273)	$ 7.93	
January 31, 2002	46,212	$20.13	17,067

As of January 31, 2002, 62,114,000 shares of Class A Common Stock were reserved for issuance upon exercise of options which are outstanding or which may be granted. The Company has made available for issuance, purchase or option grant of approximately 959,000 shares of Class A Common Stock to employees and consultants, generally contingent upon commencement of employment or the occurrence of certain events.

The selling price of shares and the exercise price of options are fair market value at the date such shares are purchased or options are granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of options outstanding as of January 31, 2002 is as follows:

Range of exercise prices	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable	Weighted average exercise price
	(Options outstanding and exercisable, in thousands, except per share amounts and contractual life)				
$6.49 to $9.78	7,183	$ 7.65	.3	7,183	$ 7.65
$9.78 to $14.72	8,128	$11.74	1.3	4,083	$11.82
$17.46 to $19.99	10,623	$18.03	2.2	3,775	$18.05
$25.92 to $30.87	10,627	$27.21	3.1	2,007	$27.27
$30.83 to $32.27	9,651	$31.00	4.1	19	$30.83
	46,212			17,067	

Note O — Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options extending the leases from one to twenty years. Certain of the leases contain purchase options and provisions for periodic rate escalations to reflect cost-of-living increases. Certain equipment, primarily computer-related, is leased under short-term or cancelable operating leases. Rental expenses for facilities and equipment were $149,415,000, $141,318,000 and $143,196,000 in 2002, 2001 and 2000, respectively, which is net of non-cancelable sublease income of $19,344,000, $19,778,000, and $13,884,000 in 2002, 2001, and 2000, respectively.

In 1997 and 1999, the Company used a financing vehicle known as a synthetic lease on two of its facilities. Pursuant to generally accepted accounting principles ("GAAP"), these synthetic leases as described below have been accounted for as operating leases in the consolidated financial statements. On August 9, 1996, the Company entered into a seven year operating lease for a general purpose office building with a purchase option at the end of the initial seven year term, which is August 8, 2003. At the end of the initial lease term, the Company will evaluate whether to purchase or extend the lease of the building. If the purchase option is not exercised nor the lease renewed, the Company may be required to pay certain supplemental rental payments if proceeds from the sale of the building to an unrelated buyer are below specified amounts. The maximum supplemental rental payment that could be required is $28,809,000. If the purchase option is exercised, the Company will pay $36,700,000 to purchase the building. On February 2, 1998, the Company entered into an operating lease for land and general purpose office facilities with an option for the Company to purchase the property at the end of the initial five and one-half year term, which is August 8, 2003. At the end of the initial lease term, the Company will evaluate whether to purchase or extend the lease of the land and buildings. If the purchase option is not exercised nor the lease renewed, the Company may be required to pay certain supplemental rental payments if proceeds from the sale of the property to an unrelated buyer are below specified amounts. The maximum supplemental rental payment that could be required is $43,040,000. If the purchase option is exercised, the Company will pay $53,800,000 to purchase the land and buildings.

The Company provides equipment financing for the U.S. Government through an arrangement from an unrelated leasing company in which the Company leases equipment under an operating lease for use on federal contracts. Because federal contracts are subject to annual renewals, the Company has the right to terminate these leases with the leasing company should the U.S. Government terminate its contract with the Company for convenience, non-renewal or lack of funding. If the U.S. Government terminated its contract with the Company for default or non-performance, the Company would be liable for the remaining lease payments. The maximum contingent lease liability remaining under these arrangements is $2,566,000. This contingent liability has not been recorded in the consolidated financial statements pursuant to GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets acquired under capital leases and included in property, plant and equipment consist of the following:

	January 31 2002	January 31 2001
	(In thousands)	
Computers and other equipment	$141,483	$108,277
Office furniture and fixtures	52	175
	141,535	108,452
Less accumulated amortization	94,753	72,115
	$ 46,782	$ 36,337

Minimum rental commitments, primarily for facilities, under all non-cancelable operating leases and capital leases in effect at January 31, 2002 are payable as follows (in thousands):

Year ending January 31	Capital	Operating
2003	$25,787	$111,791
2004	17,906	77,367
2005	7,432	44,213
2006	3	21,947
2007		12,693
2008 and after		19,297
Total minimum lease payments	51,128	$287,308
Less amount representing interest	4,721	
Present value of net minimum capital lease payments	46,407	
Less current portion	22,690	
Long-term obligations under capital leases at January 31, 2002	$23,717	

The Company's joint venture, INTESA, had capital lease obligations of $46,282,000 included in the above table, of which $22,600,000 was classified as current portion of long-term debt as of January 31, 2002. These capital lease obligations of the joint venture are non-recourse debt to the Company.

As of January 31, 2002, future minimum rental payments due from tenants under sub-leases of facilities and related premises were $39,823,000. Amounts receivable for the years ending January 31, 2003, 2004, 2005, 2006, 2007 and 2008 and after are $11,523,000, $7,584,000, $5,911,000, $4,396,000, $3,158,000 and $7,251,000, respectively.

Note P — Commitments and Contingencies:

Commitments at January 31, 2002 include outstanding letters of credit aggregating $36,307,000, principally related to guarantees on contracts with commercial and foreign customers, and outstanding surety bonds aggregating $77,512,000, principally related to performance and payment type bonds.

The Company has guaranteed $5,000,000, which is 50% of a line of credit for its 50% owned joint venture, Data Systems and Solutions, LLC, which is accounted for under the equity method. In another one of the Company's investments in affiliates accounted for under the equity method, the Company is an investor in Danet Partnership GBR ("GBR"), a German partnership. GBR has an internal equity market similar to the Company's limited market. The Company is required to provide liquidity rights to the other GBR investors in certain circumstances, namely (i) when there are more sellers than buyers in the internal market and the investor who is selling is withdrawing from GBR or (ii) in the case of a change in control where the Company becomes the majority investor of GBR. These rights allow only the withdrawing investors in the absence of a change in control and all GBR investors in the event of a change of control to put their GBR shares to the Company in exchange for the current fair value of those shares. The Company may pay the put price in shares of SAIC common stock or cash. The Company does not currently record a liability for these rights because their exercise is contingent upon the occurrence of future events which the Company cannot determine with any certainty will occur. The maximum potential obligation, if the Company assumes all the current GBR employees are withdrawing from GBR, would be $23,335,000 as of January 31, 2002. If the Company were to incur the maximum obligation and buy all the shares outstanding from the other investors, the Company would then own 100% of GBR.

The Company's Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130,000,000 from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia's portion of the contracted work was $208,000,000. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia's claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97,000,000 previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234,000,000. Telkom South Africa's Counterclaim contains additional claims which have not been quantified by Telkom South Africa. The parties have engaged in substantial discovery. On March 8, 2002, Telkom South Africa filed a notice of intention to amend their Answer and Counterclaim. The arbitrator has scheduled a preliminary hearing on April 10, 2002 to address the issues raised by Telkom South Africa's filing. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. The arbitration hearing to determine the merit of both parties substantive claims is currently scheduled to commence in May 2002 in Johannesburg, South Africa. Following this hearing, on a date to be established, the arbitrator will determine the damages to be awarded, if necessary. Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of this arbitration is not presently determinable. As of January 31, 2002, the total amount of receivables under the contract, net of deferred revenue, was not significant.

The Company is also involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, is expected to have a material adverse effect on its consolidated financial position, results of operations, cash flows or its ability to conduct business.

Note Q — Supplementary Income Statement and Cash Flow Information:

Charges to costs and expenses for depreciation and amortization of property, plant and equipment and assets acquired under capital leases were $143,002,000, $143,427,000 and $146,097,000 for 2002, 2001 and 2000, respectively.

Included in selling, general and administrative expenses are independent research and development costs of $118,391,000, $139,456,000 and $114,074,000 in 2002, 2001 and 2000, respectively.

Total interest paid in 2002, 2001 and 2000 amounted to $18,213,000, $15,677,000 and $24,677,000, respectively.

Note R — Restructuring Costs:

In response to the downturn in the telecommunications market, the Company's Telcordia subsidiary had involuntary workforce reductions throughout 2002 to realign its staffing levels to the reduction in market demand. During 2002, the Company recorded a restructuring charge of $84,667,000 for the reduction in workforce of which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$59,073,000 has been reflected in cost of revenues with the remaining balances in selling, general and administrative expenses.

As of January 31, 2002, the workforce has been reduced by approximately 2,100 employees and 650 contractors across all business functions and operating units. Workforce reduction costs in 2002 consisted of special termination pension benefits of $61,780,000 as well as outplacement services, extension of medical benefits and other severance benefits and costs related to closing facilities of $22,887,000. The special termination pension benefits have been funded through Telcordia's surplus pension assets and allocated to the participants' pension accounts as appropriate. The special termination pension benefits will be paid from the pension trust as plan obligations and represent a non-cash charge to the Company. During 2002, the Company accrued $22,887,000 of other severance benefits and facilities closure costs and paid out $15,422,000. As a result, accrued liabilities and accrued payroll and employee benefits include accrued other severance benefits and facilities closure costs of $7,465,000 as of January 31, 2002. In conjunction with the workforce reduction, the Company also recognized a non-cash gain of $10,210,000 for the curtailment of pension benefits, $7,786,000 of which is reflected in cost of revenues with the remaining balance in selling, general and administrative expenses.

Note S — Gain on Sale of Business Units, Net:

In 2002, the Company recognized a net gain before income taxes of $9,784,000 from the sale of three business units and the settlement of contingent liabilities related to business units sold in 2001. In 2001, the Company sold several operating assets and business units that individually or in the aggregate were not considered significant divestitures. In connection with these transactions, the Company received cash and/or equity and debt securities of public companies and recognized a net gain before income taxes of $120,507,000. In 2000, the Company sold its TransCore business unit and other operating assets that were not considered significant divestitures and recognized a net gain before income taxes of $30,198,000.

Note T — Gain on Sale of Subsidiary Common Stock:

In 2000, the Company's former partially-owned subsidiary NSI completed a secondary offering of 4,580,000 shares of its Class A Common Stock. Of the shares sold in the offering, the Company sold 4,500,000 shares at $170 per share and received proceeds, net of underwriter's commissions, of $729,000,000 and recognized a gain on the sale of $698,374,000. On March 23, 1999, NSI completed a 2-for-1 stock split of its Class A Common Stock and Class B Common Stock. After the stock split, the Company held 14,850,000 shares of NSI Class B Common Stock, which were entitled to ten votes per share and represented 44.7% ownership interest in NSI and approximately 89% of the combined voting power. On June 3, 1999, the Company converted its 14,850,000 shares of NSI Class B Common Stock into an equal number of shares of NSI's Class A Common Stock, which were entitled to one vote per share, thereby reducing the Company's voting power to 44.7%. As shares of NSI Class A Common Stock were issued pursuant to NSI employee stock compensation plans, the Company's ownership interest in NSI was diluted. As of January 31, 2000, NSI was consolidated in the accompanying consolidated financial statements. As a result of a series of transactions reducing the Company's ownership in NSI at the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001 the Company no longer consolidated NSI (Note U).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note U — Net (Loss) Gain on Marketable Securities and Other Investments, Including Impairment Losses:

Net (loss) gain on marketable securities and other investments, including impairment losses, consists of the following:

	Year ended January 31		
	2002	2001	2000
	(In thousands)		
Impairment losses	$(466,837)	$(1,441,020)	
Net (loss) gain on sale of investments	(39,043)	52,793	$2,498
Net gain on derivative instruments	29,020		
Amdocs and Solect transaction	21,108	191,458	
NSI and VeriSign transaction		2,390,899	
Sale of NSI common stock		1,462,303	
	$(455,752)	$ 2,656,433	$2,498

The Company recognized impairment losses of $466,837,000 and $1,441,020,000 in 2002 and 2001, respectively, on its investments in VeriSign and certain other marketable and private equity securities due to declines in fair market value which were deemed to be other-than-temporary.

The Company recognized a net loss before income taxes of $39,043,000 on the sale of certain marketable securities and other investments in 2002 compared to a net gain before income taxes of $52,793,000 in 2001. The largest component of the net loss for 2002 was the sale of VeriSign shares that resulted in a loss before income taxes of $48,012,000, which was partially offset by a net gain before income taxes of $8,969,000 from the sale of certain other investments. The largest component of the net gain in 2001 was $32,347,000 on the sale of an equity interest in a French business in exchange for equity securities of a French public company.

In 2002, the Company recognized an aggregate net gain of $29,020,0000 related to its derivative instruments as described in Note E. No gains or losses were recognized in prior years since SFAS No. 133 was effective beginning in 2002.

In 2002, the Company recognized a gain before income taxes of $21,108,000 related to its former investment in Solect Technology Group ("Solect") which was acquired by Amdocs Limited ("Amdocs"), a publicly traded company, in 2001. In 2001, the Company recognized a gain before income taxes of $191,458,000 on the exchange of our interest in Solect for an approximate 2% equity interest in Amdocs. Under the terms of the exchange agreement, a portion of the Amdocs shares were held in escrow and would only be released if certain conditions were met. In 2002, these conditions were met and the shares were released from escrow resulting in the additional gain.

In 2001, NSI completed a secondary offering of 8,889,500 shares of its Class A Common Stock. Of the shares sold in the offering, the Company sold 6,700,000 shares, NSI sold 2,159,500 shares and other selling stockholders sold 30,000 shares at $247 per share before deducting underwriting commissions of $9.75 per share. The Company received net proceeds from the offering of $1,589,575,000 and recognized a gain before income taxes of $1,462,303,000. In addition, the Company recognized a gain as a result of the shares sold by NSI by recording $132,377,000 directly to additional paid-in capital, which is reflected in "Issuance of subsidiary stock" on the consolidated statement of stockholders' equity and comprehensive income. Upon completion of this secondary offering and giving effect to NSI's 2-for-1 stock split, the Company held 16,300,000 shares of NSI Class A Common Stock which represented a 22.6% interest in NSI. With the recomposition of the NSI Board of Directors and the ownership interest in NSI, the Company, in the first quarter ended April 30, 2000, no longer consolidated NSI's financial statements and instead began recognizing its proportionate share of NSI's net income under the equity method of accounting until June 8, 2000, when NSI merged and became a wholly-owned subsidiary of VeriSign, a publicly traded company and leading provider of Internet trust services. As a result of this transaction, the Company recognized a gain before income taxes of $2,390,899,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note V — Selected Quarterly Financial Data (Unaudited):

Selected unaudited financial data for each quarter of the last two years is as follows:

	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)
	(In thousands, except per share amounts)			
2002				
Revenues	$1,435,500	$1,535,891	$1,554,570	$1,568,547
Operating income	69,803	117,832	132,814	134,520
Net income (loss)(4)	8,838	29,524	138,693	(158,138)
Basic earnings (loss) per share(5)	.04	.14	.66	(.76)
Diluted earnings (loss) per share(5)	.04	.13	.62	(.76)
2001				
Revenues	$1,240,274	$1,473,758	$1,545,065	$1,636,581
Operating income	62,594	114,724	122,797	220,763
Net income (loss)	1,074,548(2)	1,575,427(3)	144,719	(735,738)(4)
Basic earnings (loss) per share(5)	4.47	6.68	.62	(3.21)
Diluted earnings (loss) per share(5)	4.13	6.17	.58	(3.21)

(1) Effective for the fourth quarter of 2001, the Company adopted SAB No. 101, "Revenue Recognition in Financial Statements" and reclassified gains on sale of business units and subsidiary common stock from non-operating income to a component of operating income for the prior quarters.

(2) Includes a pre-tax gain of $1,462,303,000 from the sale of the Company's shares of NSI common stock in NSI's secondary offerings in 2001.

(3) Includes pre-tax gains of $2,421,166,000 from the sale of business units and the merger of NSI and VeriSign.

(4) Includes pre-tax impairment losses on the Company's investments in VeriSign and other marketable equity securities of $64,285,000, $20,412,000, $21,669,000 and $360,471,000 for the first, second, third and fourth quarters of 2002, respectively, and $1,441,020,000 for the fourth quarter of 2001.

(5) Earnings (loss) per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year. The first quarter 2002 amount includes the cumulative effect of accounting change (Note A).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Science Applications International Corporation:

We have audited the accompanying consolidated balance sheets of Science Applications International Corporation and its subsidiaries (the "Company") as of January 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, effective February 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities to conform with Statement of Financial Accounting Standards No. 133, as amended.

Deloitte & Touche LLP

San Diego, California
March 25, 2002

SELECTED FINANCIAL DATA — FIVE YEARS

	Year ended January 31				
	2002	2001	2000	1999	1998(1)
	(Amounts in thousands, except per share data)				
Revenues	$6,094,508	$5,895,678	$5,529,676	$4,740,433	$3,089,351
Cost of revenues	4,882,059	4,626,803	4,303,862	3,732,890	2,623,339
Selling, general and administrative expenses	767,264	868,504	877,633	684,905	301,093
Gain on sale of business units, net, and subsidiary common stock(2)	9,784	120,507	728,572	3,198	6,341
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(455,752)	2,656,433	2,498		
Interest income	51,656	108,749	54,667	21,897	12,752
Interest expense	18,099	19,615	27,274	33,813	11,682
Other income (expense), net	11,127	24,764	(1,059)	(8,083)	(3,229)
Minority interest in income of consolidated subsidiaries	16,849	12,616	44,200	17,842	10,608
Provision for income taxes	8,846	1,219,637	441,536	137,307	73,699
Income before cumulative effect of accounting change	18,206				
Cumulative effect of accounting change, net of tax	711				
Net income	$ 18,917	$2,058,956	$ 619,849	$ 150,688	$ 84,794
Earnings per share:					
Basic(4)	$ .09	$ 8.76	$ 2.61	$ .67	$ .41
Diluted(4)	$ .08	$ 8.11	$ 2.42	$ .62	$ .39
Common equivalent shares:					
Basic	215,016	235,037	237,586	222,483	205,397
Diluted	228,465	253,954	256,268	241,216	219,226

	January 31				
	2002	2001	2000	1999	1998
	(Amounts in thousands)				
Total assets	$4,947,689	$6,092,130	$4,405,248	$3,172,546	$2,415,234
Working capital	$ 875,403	$1,116,539	$ 848,702	$ 369,473	$ 94,588
Long-term debt	$ 123,472	$ 118,746	$ 121,289	$ 143,051	$ 145,958
Other long-term liabilities	$ 302,115	$ 281,225	$ 360,362	$ 318,002	$ 313,677
Stockholders' equity	$2,523,753	$3,344,157	$1,830,282	$1,084,602	$ 754,778

(1) Telcordia was acquired in the fourth quarter of 1998; therefore, a full year of operations is not reflected.

(2) Includes gain on sale of subsidiary stock of $698 million in 2000.

(3) Includes impairment losses of $467 million and $1.4 billion on marketable equity securities and other private investments in 2002 and 2001, respectively, and gains of $4.1 billion from sales or exchanges of marketable equity securities and other investments in 2001.

(4) The 2002 amount includes the cumulative effect of accounting change.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for a broad range of government and commercial customers in the U.S. and abroad. These services frequently involve computer and systems technology. Through our Telcordia Technologies, Inc. subsidiary ("Telcordia"), we are a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

The following discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Quantitative and Qualitative Disclosures About Market Risk," which follows, should be read in conjunction with the consolidated financial statements and contains forward-looking statements, including statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our financial condition or results of operations and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors include, but are not limited to: a decrease in or the failure to increase business with the U.S. Government, regional Bell operating companies ("RBOCs") and international and commercial customers; our ability to continue to identify, consummate and integrate additional acquisitions; our ability to competitively price our technical services and products; the risk of early termination of U.S. Government contracts; the risk of losses or reduced profits on firm fixed-price and target cost and fee with risk sharing contracts; a failure to obtain reimbursement for costs incurred prior to the execution of a contract or contract modification; audits of our costs, including allocated indirect costs, by the U.S. Government; a downturn in economic conditions, limited market trade activity, legislative proposals and other uncertainties, all of which are difficult to predict and many of which are beyond our control. Given these uncertainties and risks, you are warned not to rely on such forward-looking statements. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments. Additional information about potential factors that could affect our business and financial results is included in our Annual Report on Form 10-K for the year ended January 31, 2002 in the section titled "Risk Factors." Investors in our common stock should carefully consider the risks and uncertainties described therein. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on an on-going basis including those relating to allowances for doubtful accounts, inventories, fair value and impairment of investments, fair value and impairment of intangible assets and goodwill, income taxes, warranty obligations, restructuring charges, estimated profitability of long-term contracts, pensions and other postretirement benefits, contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- *Contract revenues* — As discussed under "Contract Revenues" in Note A of the notes to consolidated financial statements, our revenues are primarily recognized using the percentage-of-completion method as described in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contracts." Under the percentage-of-completion method, revenues are recognized as services are performed, with performance normally measured by comparing contract costs incurred to date with total estimated costs at completion. Estimating costs at completion on these long-term contracts is complex and involves significant judgment about uncertain matters due to the long-term nature of the contract and the technical nature of our services. We have procedures and processes in place to monitor the actual progress of a project against estimates. Should the estimates indicate that we will experience a loss on the contract, we will be required to recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized which would require further adjustment in our financial statements. Any adjustment as a result of a change in estimate, whether it is a loss or an adjustment to revenue, is made on a prospective basis when events or estimates warrant an adjustment. Estimates are updated quarterly or sooner if circumstances warrant it.

- *Investments in marketable securities* — As discussed under "Investments In Marketable Securities" in Note A of the notes to consolidated financial statements, our marketable equity securities are carried on the balance sheet at fair value, with changes in fair value recorded through equity. When the market value of a security falls below its cost basis and the decline is deemed to be other-than-temporary, GAAP requires the difference between cost and market value to be treated as a realized loss. Similarly, other cost method and equity method investments must be marked down if an other-than-temporary decline occurs. In determining whether a decline is other-than-temporary, management must consider a wide range of factors such as the period of time that the market value of the security or investment has been below its cost, the operating performance of the entity and our investment intent. Management judgments about these factors may impact the timing of when an other-than-temporary loss is recognized.

- *Derivative instruments* — As discussed in Note E of the notes to consolidated financial statements, we use derivative instruments for risk management purposes. GAAP requires all derivative instruments to be recorded on the balance sheet as either assets or liabilities measured at fair value. Often, quoted market prices are not available, so we are required to estimate the fair value of the instruments. Fair value estimates might be provided by the counterparty to the instrument or we may use cash flow or other models to determine a fair value. In all cases, estimates and assumptions as of a specific point in time, often about future financial prices and rates that are truly continuous in nature, are required to arrive at a fair value. The estimated fair value of the derivative instruments does not necessarily reflect the future settlement amount since the fair value is calculated at various points in time using estimates, assumptions and factors relevant to that particular point in time. Because of the factors used to estimate fair value, the ultimate gain or loss on the derivative could differ from the amount recorded in the prior financial statements.

- *Pension and other postretirement benefit plans* — As discussed in Note J of the notes to consolidated financial statements, we provide retiree benefits that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Telcordia has both a defined benefit pension plan and a retiree medical plan. Calanais, our foreign subsidiary in Scotland has a defined benefit pension plan. These statements require recognition of the cost of providing these benefits over the period the employee is working. These calculations are made by an actuary and involve significant assumptions about the expected cost of the benefits and the expected return on the assets. Note J discloses the most important assumptions, which include the discount rate used to value the future obligation, the rate of future compensation increases, the expected return on plan assets and health care cost trend rate. We select these assumptions based on current and long-term views of many factors and make our best effort to select the appropriate assumptions. Changes in these key assumptions can have a significant impact on the amount of our liability to retirees, the amount we are required to fund and the amount of cost recognized in the consolidated financial statements.

Results of Operations

Our consolidated financial statements include the accounts of all of our majority-owned and wholly-owned U.S. and international subsidiaries which are discussed in Note A of the notes to consolidated financial statements. We use the equity method to account for our investments in affiliates and corporate joint ventures where we have an ownership interest representing between 20% and 50%, or over which we exercise significant influence. In such investments and joint ventures, we recognize our proportionate share of our affiliates' net income or loss as "Other income (expense), net" in our consolidated statements of income but do not consolidate the affiliates' assets and liabilities. The amount of revenues we recognized from contracts with these related affiliates has not been material. Our equity investments in such affiliates are recorded on the consolidated balance sheet as "Other assets" and further discussed in Note C of the notes to consolidated financial statements.

During 2000, our former partially-owned subsidiary NSI was consolidated in our consolidated financial statements. As a result of a series of transactions reducing our ownership in NSI at the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001, we no longer consolidated NSI ("deconsolidation").

Our revenues increased 3%, 7% and 17% in 2002, 2001 and 2000, respectively, over the prior year. Adjusting 2000 revenues for the deconsolidation of NSI as described above, revenue growth was 11% in 2001. Our revenues in 2002 from our U.S. Government and non-telecommunications commercial customers increased 9% over the same period of the prior year. However, difficulties in the global telecommunications market caused our commercial telecommunications revenue to decrease 10% as further discussed below.

We have three reportable segments: Regulated, Non-Regulated Telecommunications and Non-Regulated Other as discussed in Note B of the notes to consolidated financial statements. We assess the performance of our operating groups, which are aggregated into the three reportable segments, depending on the nature of the customers, the contractual requirements and regulatory environment governing our services. Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. Groups in the Non-Regulated Telecommunications and Non-Regulated Other segment provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and Non-Regulated Other segment are not subject to specific regulatory accounting or contracting guidelines. Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2002, 2001 and 2000, our Telcordia subsidiary made up the Non-Regulated Telecommunications segment.

Regulated segment revenues as a percentage of consolidated revenues were 64%, 62% and 59% in 2002, 2001 and 2000, respectively, and on an absolute basis, increased 7%, 11% and 19% in 2002, 2001 and 2000, respectively. The growth in Regulated segment revenues on an absolute basis in 2002 and 2001 was lower than the prior year because we made fewer acquisitions in this segment than in prior years. In 2000, we experienced higher growth through acquisitions. Since we derive a substantial portion of our revenues from the U.S. Government as either a prime contractor or subcontractor, our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Obtaining U.S. Government contracts remains a highly competitive process. We have seen our growth in revenues with the U.S. Government continue to shift toward service type contracts which are competitively priced utilizing lower cost structures. This shift reflects the increasingly competitive business environment in our traditional business areas, as well as our increased success in the engineering and field services markets, which typically involve these lower cost service type contracts.

Non-Regulated Telecommunications segment revenues as a percentage of consolidated revenues were 24%, 27% and 25% in 2002, 2001 and 2000, respectively, and on an absolute basis, decreased 10% in 2002 and increased 15% and 12% in 2001 and 2000, respectively. The decrease in 2002 was directly attributable to the downturn in the global telecommunications market which affected Telcordia's revenues. The growth in revenues in 2001 was primarily attributable to services provided to our customers in their response to federal communications regulatory initiatives. There were no such significant initiatives in either 2002 or 2000. Telcordia historically has derived a majority of its revenues from the RBOCs and due to the downturn in the telecommunications industry, Telcordia's dependency on these customers has become more significant. Telcordia's plans to diversify into new markets have been hampered by both the deterioration of the domestic Competitive Local-Exchange Carrier market and a slowdown in international carrier spending. In response to the changes in the marketplace, Telcordia continues to seek opportunities for growth but on a more focused basis. Loss of business from the RBOCs or a continued decline in the global telecommunications market could further reduce revenues and have an adverse impact on our business.

Non-Regulated Other segment revenues as a percentage of consolidated revenues were 13%, 11% and 15% in 2002, 2001 and 2000, respectively, and on an absolute basis, increased 18% in 2002, decreased 22% in 2001 and increased 14% in 2000. The increase in 2002 in Non-Regulated Other segment revenues as a percentage of consolidated revenues and on an absolute basis was primarily attributable to growth in our commercial and international information technology outsourcing business, including our INTESA joint venture, which represented 6% of consolidated revenues in 2002. The decrease in 2001 in Non-Regulated Other segment revenues as a percentage of consolidated revenues and the reduction in revenue on an absolute basis was attributable to the deconsolidation of NSI and the sale of our TransCore business unit in 2000. Adjusting for the deconsolidation of NSI and the sale of TransCore, Non-Regulated Other segment revenues, on an absolute basis, increased 20% in 2001 and would have been 10% of consolidated revenues in 2000. The increase in Non-Regulated Other segment revenues in 2001, after adjustment, was primarily attributable to growth in our information technology outsourcing business in the United States and United Kingdom. In 2001 compared to 2000, we had lower revenues from INTESA as a result of a lower level of services required by Petroleos de Venezuela, S.A. ("PDVSA"), Venezuela's national oil company and INTESA's primary customer and joint venture partner. In 2000, Non-Regulated segment revenues experienced slower growth than the prior year in certain commercial and international markets in the United Kingdom, Australia and Colombia. Additionally, the TransCore business unit was sold during 2000. In order to continue our growth in this segment, we plan for our revenues from customers outside the U.S., particularly in Venezuela and the United Kingdom, to continue to increase in the future. Consequently, we are increasingly subject to the political and economic trends in these foreign countries. The political and economic environment in Venezuela is currently unstable and we are uncertain what impact, if any, this may have on INTESA's business. The outsourcing contract with PDVSA expires on June 30, 2002. It is uncertain whether PDVSA will renew the contract, recompete the work or take other action regarding the contract.

Revenues on our contracts in the three reportable segments are generated from the efforts of our technical staff as well as the pass-through of costs for material and subcontract efforts, which primarily occur on large, multi-year systems integration type contracts. At the end of 2002, we had approximately 37,700 full-time employees compared to 38,900 and 36,500 at the end of 2001 and 2000, respectively. Material and subcontract ("M&S") revenues were $1.4 billion in 2002, $1.2 billion in 2001 and $1.1 billion in 2000. M&S revenues as a percentage of consolidated revenues increased to 23% in 2002 from 20% in 2001 and 2000.

The following table summarizes revenues by contract type for the last three years:

	Year ended January 31		
	2002	2001	2000
Contract type:			
Cost-reimbursement	33%	32%	34%
Target cost and fee with risk sharing	7%	5%	4%
Time-and-materials and fixed-price level-of-effort	31%	31%	26%
Firm fixed-price	29%	32%	36%
Total	100%	100%	100%

Cost-reimbursement contracts provide for the reimbursement of direct costs and allowable indirect costs, plus a fee or profit component. Target cost and fee with risk sharing contracts provide for the customer to reimburse our costs plus a specified or target fee or profit, if our actual costs equal a negotiated target cost. If actual costs fall below the target cost, we receive a portion of the cost underrun as additional fee or profit. If actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Revenues from target cost and fee with risk sharing contracts have increased from 2000 to 2002 as a result of the increase in revenues in our Non-Regulated Other segment due to the growth in our commercial information technology outsourcing business, which frequently contracts on this basis. Time-and-materials ("T&M") contracts typically provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable direct costs at actual cost plus allocable indirect costs. Fixed-price level-of-effort ("FP-LOE") contracts are similar to T&M contracts since ultimately revenues are based upon the labor hours provided to the customer. Firm fixed-price ("FFP") contracts require us to provide stipulated products, systems or services for a fixed price. We assume greater performance risk on FFP contracts and our failure to accurately estimate ultimate costs or to control costs during performance of the work may result in reduced profits or loss. The decrease in revenues from FFP contracts in 2002 is a result of faster growth in our commercial information technology outsourcing business. The decrease in revenues from FFP contracts in 2001 from 2000 results primarily from the decrease in revenue growth in the Non-Regulated Other segment and the deconsolidation of NSI. Revenues from T&M and FP-LOE contracts remained constant in 2002 compared to 2001 and increased in 2001 compared to 2000 primarily in the Regulated segment as we saw a shift towards T&M type contracts from our U.S. Government customers. Revenues from T&M contracts in 2001 also increased in the Non-Regulated Telecommunications segment.

The growth of our business is directly related to the receipt of contract awards and contract performance. We performed on 961 contracts with annual revenues greater than $1 million in 2002 compared to 851 and 762 such contracts in 2001 and 2000, respectively. These larger contracts represented 74% of our revenues in 2002, 70% in 2001 and 62% in 2000. Of these contracts, 78 contracts had individual revenues greater than $10 million in 2002 compared to 76 such contracts in 2001 and 61 in 2000. The remainder of our revenues is derived from a large number of individual contracts with revenues of less than $1 million. Although we have committed substantial resources and personnel needed to pursue and perform larger contracts, we believe we also maintain a suitable environment for the performance of smaller, highly technical research and development contracts. These smaller programs often provide the foundation for our success on larger procurements.

Cost of revenues as a percentage of revenues was 80.1% in 2002, 78.5% in 2001 and 77.8% in 2000. The increase in 2002 was primarily attributable to overruns on certain FFP contracts in the Regulated segment and to the decrease in revenues at Telcordia. Telcordia revenues have more of their associated costs in selling, general and administrative ("SG&A"). Excluding NSI's cost of revenues because of the deconsolidation of NSI in 2001, cost of revenues as a percentage of revenues were 79.5% in 2000 compared to 78.5% in 2001. The decrease in cost of revenues as a percentage of revenues in 2001 was primarily attributable to improved operating performance in the traditional business areas with the U.S. Government in the Regulated segment offset by higher cost of revenues as a percentage of revenues in the Non-Regulated Telecommunications and Non-Regulated Other segments. In 2001, we experienced overruns on certain FFP contracts in the Non-Regulated Telecommunications segment and had lower-than-historical profit at INTESA and in certain of our commercial information technology and outsourcing businesses, which are part of the Non-Regulated Other segment.

Selling, general and administrative expenses are comprised of general and administrative ("G&A"), bid and proposal ("B&P") and independent research and development ("IR&D") expenses and included impairment losses on intangible assets of $3.1 million, $7.7 million and $50.5 million in 2002, 2001 and 2000, respectively. We assess potential impairments on intangible assets and other long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. The impairment loss in 2002 reduced goodwill on a small acquisition Telcordia completed at the beginning of 2002. The impairment losses in 2001 reduced goodwill and other identifiable intangible assets on four previously acquired businesses to their estimated recoverable value. Of the total impairment losses taken in 2000, $42.3 million was related to a business unit in the Non-Regulated Other segment, which was acquired in 2000 and represented less than 1% of total consolidated revenues and consolidated assets at January 31, 2000. The factors leading us to assess the recoverability of goodwill and other identifiable intangible assets of this acquisition were greater-than-expected operating losses since the time of acquisition and the loss of a major contract procurement.

SG&A expenses as a percentage of consolidated revenues were 12.6%, 14.7% and 15.9% in 2002, 2001 and 2000, respectively. Excluding NSI in 2000 because of the deconsolidation in 2001, SG&A expenses as a percentage of consolidated revenues would have been 14.6% in 2000 and included the impairment losses discussed above. If the 2000 SG&A expenses were adjusted to exclude the effects of impairment losses, SG&A would have been 13.6% of consolidated revenues. SG&A as a percentage of revenues in the Regulated and Non-Regulated Other segment decreased in 2002 compared to 2001. The decrease in the Regulated segment's SG&A to 5.7% in 2002 from 6.2% in 2001 is primarily attributable to continued economies of scale and close monitoring of our SG&A costs. The decrease in the Non-Regulated Other segment is primarily attributable to decreased G&A, marketing and IR&D spending; in the prior year, we initiated new business startups in this segment which caused SG&A costs to increase. In addition, late in 2001, we sold two business units in the Non-Regulated Other segment which had high SG&A costs as a percentage of their revenues. SG&A as a percentage of revenues remained relatively constant at 30.4% in the Non-Regulated Telecommunications segment in 2002 compared to 29.9% in the prior year. Telcordia started 2002 with expectations to maintain SG&A spending. As the industry decline became apparent, Telcordia took actions to reduce the workforce and eliminate non-essential spending. By the end of 2002, the effects of Telcordia's cost control efforts resulted in keeping its overall SG&A costs aligned with its decrease in revenues for 2002.

Regulated segment operating income as a percentage of its revenues was 6.6% in 2002, 7.4% in 2001 and 6.6% in 2000. The decrease in 2002 was primarily attributable to overruns on certain FFP contracts. The increase in 2001 over the prior year was due to overall improvements in operating performance as noted previously in the discussion of cost of revenues.

Our Non-Regulated Telecommunications segment operating income as a percentage of its revenues was 13.2% in 2002, 12.0% in 2001 and 13.4% in 2000, and decreased in 2001 primarily due to losses recognized on certain FFP contracts. Throughout 2002, market conditions have been difficult in the telecommunications industry and have affected Telcordia. In response to the downturn in the global telecommunications market, Telcordia had involuntary workforce reductions of 2,100 employees and 650 contractors throughout 2002 to realign its staffing levels to reduced market demand. During 2002 we recorded a restructuring charge of $85 million for the workforce reduction of which $59 million has been reflected in cost of revenues with the remaining balance in SG&A expenses. Workforce reduction costs in 2002 consisted of special termination pension benefits of $62 million as well as outplacement services, extension of medical benefits, other severance benefits and costs related to closing facilities of $23 million. The special termination pension benefits have been funded through Telcordia's surplus pension assets and allocated to the participants' pension accounts as appropriate. The special termination pension benefits will be paid from the pension trust as plan obligations and represent a non-cash charge. During 2002, we accrued $22 million of other severance benefits and facilities closure costs and paid out $15 million. As a result, accrued liabilities and accrued payroll and employee benefits include accrued other severance benefits and facilities closure costs still to be paid of $7 million as of January 31, 2002. We recognized a non-cash gain of $10 million for the curtailment of pension benefits related to the workforce reduction, $8 million of which is reflected in cost of revenues with the remaining balance in SG&A expenses. We do not expect market conditions to improve in the near term and while we believe we have realigned staffing levels at Telcordia, we cannot be certain that we will not have future involuntary workforce reductions. Despite the restructuring charge at Telcordia, segment operating income as a percentage of its revenues increased in 2002 as the effects of the workforce reduction and other cost control efforts were realized in the fourth quarter of 2002. Furthermore, in 2002, Telcordia did not have any material overruns on FFP contracts as it did in 2001.

Our Non-Regulated Other segment operating income as a percentage of its revenues was 8.1% in 2002 and 2.7% in 2000. In 2001 our Non-Regulated Other segment had a slight segment operating loss that represented .1% of its revenues. The increase in 2002 compared to 2001 was attributable to two primary factors: the sale or dissolution of three business units in the prior fiscal year that had consistent operating losses, and the improvement in segment operating income from our commercial and international information technology outsourcing business, excluding INTESA. INTESA's segment operating income as a percentage of its revenues remained constant and represented 3% of consolidated segment operating income in 2002. The loss in 2001 was primarily attributable to start-up losses in a new commercial information technology business area and operating losses from a business unit that was acquired in 2000, which we sold in the fourth quarter of 2001. In addition to these losses in 2001, INTESA also had lower operating income than 2000 as a result of reduced margins on contracts and increased SG&A expenses. Segment operating income in 2001 did not contain any operating income attributable to NSI as a result of the deconsolidation of NSI in 2001. The lower Non-Regulated Other segment operating income as a percentage of revenues in 2000 was primarily attributable to greater than expected operating losses from a business unit in the commercial information technology business area, a business that was acquired in 2000 and certain international business units.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest income was $52 million, $109 million and $55 million in 2002, 2001 and 2000, respectively. The decrease in 2002 was primarily attributable to lower average cash and short-term investment balances. In 2001, the cash proceeds of $1.6 billion from the sale of NSI common stock generated interest income as those proceeds were invested. In 2000, cash proceeds of $729 million were received from the sale of NSI stock which generated additional interest income.

Interest expense of $18 million, $20 million and $27 million in 2002, 2001 and 2000, respectively, primarily relates to interest on our outstanding public debt securities, a building mortgage, deferred compensation arrangements, capital lease obligations and notes payable. The decrease in interest expense in 2002 and 2001 compared to the prior year was primarily driven by a decrease in capital lease obligations at INTESA.

Other income, net, was $11 million in 2002 and $25 million in 2001, compared to an expense of $1 million in 2000. The decrease in 2002 was primarily attributable to lower equity income from our share of income from our unconsolidated affiliates. In 2001, prior to the merger of NSI and VeriSign, Inc. ("VeriSign"), we recognized our share of income from NSI as an unconsolidated affiliate. The increase in 2001 was primarily attributable to our share of income in NSI and other unconsolidated affiliates compared to 2000 when we had our share of losses in our unconsolidated affiliates.

Minority interest in income of consolidated subsidiaries was $17 million, $13 million and $44 million in 2002, 2001 and 2000, respectively. We record minority interest in income for third party interests in our joint ventures, INTESA and AMSEC LLC and our subsidiary, ANXeBusiness Corp. The increase in 2002 was primarily attributable to INTESA and AMSEC LLC. The decrease in 2001 was primarily attributable to the deconsolidation of NSI. Partially offsetting the decrease in 2001 was the 45% minority interest in our AMSEC LLC joint venture, which was formed in the second quarter of 2000.

The provision for income taxes as a percentage of income before income taxes was 32.7% in 2002, 37.2% in 2001 and 41.6% in 2000. The lower overall effective tax rate in 2002 reflects a lower state effective tax rate and the favorable resolution of certain tax positions with state and federal tax authorities. The tax rate was also favorably impacted by higher levels of research and experimentation tax credits and charitable contributions of appreciated property. The effective rate in 2001 was lower than the prior year for the same reasons as 2002 except that we still were in an on-going appeals process with the tax authorities for fiscal years 1988 through 1993 and had certain open tax positions that were not resolved. In addition, in 2001, charitable contributions of appreciated property were less than in 2002.

Effective at the beginning of 2002, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the fair value of derivative instruments be recognized currently in results of operations unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI"), which is a component of stockholders' equity, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings and only the ineffective portion of changes in fair value ultimately impacts earnings. The adoption of SFAS No. 133 on February 1, 2001, resulted in a cumulative effect of an accounting change, net of tax, which increased net income by $711 thousand and increased OCI by $443 thousand.

Gain on Sale of Business Units, Net

Gains or losses related to sales of a business unit or operating asset that generated revenue or whose operating results were included in our consolidated financial statements are recorded as "Gain on sale of business units, net" and are part of operating income.

In 2002, we recognized a net gain before income taxes of $10 million from the sale of two business units and the settlement of contingent liabilities related to business units sold in 2001. In 2001, we sold certain business units and operating assets that did not fit within our strategic plan and recorded net gains of $121 million before income taxes on these business units and operating assets that were sold for cash and/or equity or debt securities of publicly traded companies. In 2000, net gains from sale of business units and operating assets were $30 million.

Net (Loss) Gain on Marketable Securities and Other Investments, Including Impairment Losses

Gains or losses related to transactions from our investments that are accounted for as marketable equity or debt securities, as cost method investments or as equity method investments are recorded as "Net (loss) gain on marketable securities and other investments, including impairment losses" and are part of non-operating income or expense. Impairment losses on marketable securities and other investments resulting from declines in fair market values that are deemed to be other-than-temporary are also recorded in this financial statement line item.

In accordance with our policy to assess whether an impairment loss on our marketable and private equity securities has occurred due to declines in fair market value and other market conditions, we determined that at January 31, 2002 and 2001, declines in the fair market value of VeriSign and certain of our other investments occurred and were deemed to be other-than-temporary in nature. We, therefore, recorded impairment losses of $467 million and $1.4 billion in 2002 and 2001, respectively, on these investments.

In 2002, we recognized a net loss before income taxes of $39 million on the sale of certain marketable securities and other investments compared to a net gain before income taxes of $53 million and $3 million in 2001 and 2000, respectively. The largest component of the net loss for 2002 was the sale of VeriSign shares which resulted in a loss before income taxes of $48 million, which was partially offset by a net gain before income taxes of $9 million from the sale of certain other investments. The largest component of the net gain in 2001 was the sale of an equity interest in a French business in exchange for equity securities of a French public company.

As more fully discussed in Note E of the notes to consolidated financial statements, we are exposed to certain market risks which are inherent in the financial instruments arising from transactions entered into in the normal course of business. Our portfolio of publicly-traded marketable equity securities is subject to market risk and there are instances where we will use derivative instruments to manage the risk of potential loss in fair value resulting from decreases in market prices. We have equity collars in place to mitigate the risk of significant price fluctuations of certain of our marketable equity securities. These equity collars are derivative instrument transactions where we lock in a ceiling and floor price for the underlying equity security. Certain of these collars allow us to put the underlying equity shares to the collar counterparty during the term of the collar while certain other collars do not allow us to settle until the expiration of the collar. We also have warrants to purchase equity securities of certain private and publicly-held companies that at time of exercise can be net settled, which means we would receive the difference between our exercise price and fair value of the shares in additional shares. These warrants are considered derivative instruments and are not designated as hedging instruments. Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, changes in the derivative instrument's fair value for fair value hedges and changes in derivative instruments not designated as hedging instruments are recognized currently in the results of operations. We recognized an aggregate net gain of $29 million related to our derivative instruments in 2002. No gains or losses were recognized in prior years since SFAS No. 133 was effective beginning in 2002.

In 2002, we recognized a gain before income taxes of $21 million related to our former investment in Solect Technology Group ("Solect") which was acquired by Amdocs Limited ("Amdocs"), a publicly traded company, in 2001. In 2001, we recognized a gain before income taxes of $191 million on the exchange of our interest in Solect for an approximate 2% equity interest in Amdocs. Under the terms of the exchange agreement, a portion of the Amdocs shares were held in escrow and would only be released if certain conditions were met. In 2002, these conditions were met and the shares were released from escrow resulting in the additional gain.

In 2001, we completed two transactions related to our former subsidiary, NSI. On February 11, 2000, NSI completed a secondary offering of 8,889,500 shares of its common stock. Of the shares sold in the offering, we sold 6,700,000 shares, NSI sold 2,159,500 shares and other selling stockholders sold 30,000 shares at $247 per share before deducting underwriting commissions of $9.75 per share. As a result of this transaction, we received net proceeds from the offering of $1.6 billion and recognized a gain on sale before income taxes of $1.5 billion. We also recognized a gain

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

as a result of the shares sold by NSI by recording $132 million directly to additional paid-in capital which we have included in "Issuance of subsidiary stock" in our consolidated statement of stockholders' equity and comprehensive income. Upon completion of this secondary offering and after giving effect to NSI's 2-for-1 stock split, we held 16,300,000 shares of NSI common stock which represented a 22.6% interest in NSI. On June 8, 2000, NSI merged into and became a wholly-owned subsidiary of VeriSign, a publicly traded company and leading provider of Internet trust services. On the effective date of the merger, we held approximately 9% of VeriSign's outstanding shares. As a result of this transaction, we recognized a gain before income taxes of $2.4 billion.

In 2000, we recognized a gain before income taxes of $698 million from the sale of NSI common stock. Since NSI was consolidated in 2000, this gain was classified as a "Gain on sale of subsidiary common stock" in our consolidated financial statements. The gain resulted from a secondary offering of 4,580,000 shares of NSI common stock completed on February 12, 1999. Of the shares sold in the offering, we sold 4,500,000 shares at $170 per share and received proceeds, net of underwriter's commissions, of $729 million.

Liquidity and Capital Resources

Our primary sources of liquidity continue to be funds provided by operations and our five-year revolving credit facility which expires in August 2002. We expect new credit facility arrangements to be completed during the second quarter ending July 31, 2002. Due to current market conditions, the pricing terms of the new credit facility are expected to be less favorable than the current credit facility.

Besides funds from operations and our credit facility, the proceeds from the sale of NSI common stock in February 2000 provided an additional source of liquidity for us in 2001. At January 31, 2002 and 2001, there were no borrowings outstanding under the credit facility and cash and cash equivalents and short-term investments totaled $1.2 billion and $1.3 billion, respectively. Cash flows generated from operating activities were $663 million in 2002 compared to $171 million in 2001 and $434 million in 2000. Net cash provided by operating activities in 2002 consisted primarily of net income of $19 million adjusted for an increase in non-cash items aggregating $758 million, offset by $114 million used in working capital and other activities. Net cash used in working capital and other activities primarily resulted from payments of accounts payable and income taxes. Cash flows generated in 2001 decreased primarily as a result of income taxes paid of $710 million compared to $481 million in 2000.

Our investing activities generated cash flows of $243 million in 2002 and $749 million in 2001 compared to a use of cash of $7 million for investing activities in 2000. In 2002, we generated cash primarily from the sale of short-term marketable securities. We also decreased our capital expenditures and the level of investments in private companies by our subsidiary, SAIC Venture Capital Corporation. In 2001, our largest source of cash came from our sale of NSI common stock from which we received $1.6 billion in cash. During 2001, we used $682 million of this cash to buy short-term investments, which are managed as portfolios by outside investment managers, and made investments in publicly traded companies and private emerging technology companies. In 2000, we used $445 million for these same investment activities. In 2000, excluding the proceeds of $729 million from the sale of NSI common stock and $120 million from the sale of debt and equity securities and other private investments, net cash flows spent on investing activities were $842 million. With a portion of the proceeds from the sale of NSI common stock, we spent $243 million on business acquisitions and purchased marketable securities and made investments in private emerging technology companies in 2000. We intend to continue to acquire other businesses and make investments in publicly traded and private emerging technology companies in the future. Capital expenditures for property, plant and equipment were $127 million, $147 million and $166 million in 2002, 2001 and 2000, respectively, and are expected to be approximately $95 million for 2003. Our equity collars may provide a source of cash if we deliver the underlying equity shares at their expiration or settlement.

We used cash of $1.1 billion, $938 million and $144 million for financing activities in 2002, 2001 and 2000, respectively. The increase in 2002 in the use of cash for financing activities was primarily attributable to repurchases of our common stock. In 2002, we repurchased $189 million of common stock from employees upon their termination compared to $134 million in 2001 and $65 million in 2000. We also repurchased $338 million, $429 million and $43 million of our common stock from our 401(k) and retirement and profit sharing plans (collectively referred to as "the Plans") in 2002, 2001 and 2000, respectively. In 2001, we enacted a provision of our 401(k) plans which required terminated participants to transfer their assets out of the SAIC stock funds. Prior to this point in time, participants who had terminated were not required to transfer their assets out of the SAIC stock funds. As a result, we had an unusually high level of repurchases from the Plans in 2001. In 2002, we provided our participants in the Plans with a limited window in which to exchange out of the non-exchangeable SAIC stock funds, which resulted in increased repurchases from the Plans. Although we have no obligation to make such purchases, we purchased stock in recent quarterly stock trades in which more shares were offered for sale than the aggregate number of shares sought to be purchased by authorized buyers. We repurchased $550 million of common stock in the quarterly trades and in other stock transactions with active employees in 2002 compared to $364 million in 2001 and $72 million in 2000.

There is no public market for our Class A common stock. As more fully described in the "Limited Market" discussion in our Annual Report on Form 10-K for the year ended January 31, 2002, a limited market is maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., which permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a "trade date." Generally, there are four trade dates each year. All sales are made at the prevailing price of the Class A common stock determined by the board of directors pursuant to the valuation process described in our Annual Report on Form 10-K for the year ended January 31, 2002. If there are insufficient buyers for the stock on any trade date, our stockholders may not be able to sell stock on the trade date. We are authorized but not obligated to purchase shares of Class A common stock in the limited market on any trade date. We cannot assure you that we will continue to make such purchases. Accordingly, if we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell.

We expect our existing cash, cash equivalents, short-term investments, cash flows from operations and borrowing capacity to provide sufficient funds for our operations, common stock repurchases and capital expenditures. In addition, we expect to finance acquisitions and equity investments in the future with cash from operations and our borrowing capacity.

Federal legislation has been proposed that, if adopted, would impose new requirements and restrictions on certain types of retirement plans which could impact our stock system and liquidity. One version of the legislation currently under consideration would limit the level of investment a participant could hold in company stock. If legislation of this nature were adopted, it would be likely that purchases of our stock by our retirement plans would decrease and sales increase. If this occurred, the ability of our stockholders to resell their shares in the limited market may be adversely affected. In addition, reduced purchases or increased sales of our stock by the trustees of our retirement plans may adversely impact our liquidity and cash position. Because of the uncertainty of if, when, and in what final form such legislation may be enacted, we are unable to determine the impact this legislation might have on our retirement plans, the operation of our limited market and our liquidity and cash needs.

Commitments and Contingencies

As discussed in Note O of the notes to consolidated financial statements, we have two operating leases, which are structured as synthetic leases, on land and buildings where we have a purchase option at the end of the initial lease term. At the end of the initial lease term for each of these operating leases, we will evaluate whether to purchase or extend the lease of the building. If we decide not to renew the leases, both of which expire in August 2003, we would pay $91 million to purchase the buildings. This contingent liability has not been reflected in the consolidated balance sheet pursuant to GAAP, but could affect future cash requirements if we decided to purchase the buildings. In anticipation of refinancing by either renewing these leases or purchasing the land and buildings and to take advantage of the recent favorable interest rate environment, in January 2002, we entered into four forward starting interest rate swap agreements. Using the swap agreements, we are managing our overall related future net cash outflow to be a fixed amount starting in September 2003 through August 2008. In refinancing these leases, we expect to make payments to a third party lessor or third party lender based on a variable interest rate. Under the terms of the swap agreements, we will either pay to or receive an amount from the swap agreements' counterparty which will effectively make our net cash outflow a fixed amount. These agreements are considered derivative instruments and accounted for under SFAS No. 133 as previously discussed in the Critical Accounting Policies section and Note E of the notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We provide equipment financing for the U.S. Government through an arrangement from an unrelated leasing company in which we lease equipment under an operating lease for use on federal contracts. Because federal contracts are subject to annual renewals, we have the right to terminate these leases with the leasing company should the U.S. Government terminate its contract with us for convenience, non-renewal or lack of funding. If the U.S. Government terminated its contract with us for default or non-performance, we would be liable for the remaining lease payments. The maximum contingent lease liability remaining under these arrangements is $3 million as of January 31, 2002. This contingent liability has not been recorded in the consolidated financial statements pursuant to GAAP.

We have guaranteed $5 million, which is 50% of a line of credit for our 50% owned joint venture, Data Systems and Solutions, LLC, which we account for using the equity method. In another of our investments in affiliates accounted for using the equity method, we are an investor in Danet Partnership GBR ("GBR"), a German partnership. GBR has an internal equity market similar to our limited market. We are required to provide liquidity rights to the other GBR investors in certain circumstances, namely (i) when there are more sellers than buyers in the internal market and the investor who is selling is withdrawing from GBR or (ii) in the case of a change in control where we become the majority investor of GBR. These rights allow only the withdrawing investors in the absence of a change in control and all GBR investors in the event of a change of control to put their GBR shares to us in exchange for the current fair value of those shares. We may pay the put price in shares of SAIC common stock or cash. We do not currently record a liability for these rights because their exercise is contingent upon the occurrence of future events which we cannot with any certainty determine will occur. The maximum potential obligation, if we assume all the current GBR employees are withdrawing from GBR, would be $23 million as of January 31, 2002. If we were to incur the maximum obligation and purchase all the shares outstanding from the other investors, we would then own 100% of GBR.

Our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia's portion of the contracted work was $208 million. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia's claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telkom South Africa's Counterclaim contains additional claims which have not been quantified by Telkom South Africa. The parties have engaged in substantial discovery. On March 8, 2002, Telkom South Africa filed a notice of intention to amend their Answer and Counterclaim. The arbitrator has scheduled a preliminary hearing on April 10, 2002 to address the issues raised by Telkom South Africa's filing. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. The arbitration hearing to determine the merit of both parties' substantive claims is currently scheduled to commence in May 2002 in Johannesburg, South Africa. Following this hearing, on a date to be established, the arbitrator will determine the damages to be awarded, if necessary. Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of this arbitration is not presently determinable. As of January 31, 2002, the total amount of receivables under the contract, net of deferred revenue, was not significant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are also involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, is expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business.

In response to the Securities and Exchange Commission Financial Reporting Release No. 61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations," we provide the following table which summarizes our contractual obligations and other commercial commitments. For contractual obligations, we included payments that we have a legal and binding obligation to make. For other commercial commitments, we included items where an existing arrangement commits us to a potential payment contingent on an uncertain future event. The future event may or may not occur and, in certain cases, we are not able to determine the likelihood of its occurrence. All the amounts included in the table below are more fully described in Notes I, L, O and P of the notes to consolidated financial statements.

	Payments Due by Fiscal Year				
	2003	2004-2005	2006-2007	2008 and After	Total
	(Amounts in thousands)				
Contractual obligations:					
Long-term debt(1)	$ 23,309	$ 17,822	$17,856	$106,838	$165,825
Capital and operating lease obligations	137,578	146,919	34,642	19,297	338,436
Unconditional purchase obligations(2)	589	2,111	2,216		4,916
Other long-term obligations(3)		8,681	12,256	100,203	121,140
Total contractual obligations	$161,476	$175,533	$66,970	$226,338	$630,317

	Amount of Contingencies by Fiscal Year			
	2003	2004-2005	2006 and After	Total
	(Amounts in thousands)			
Other commercial commitments:				
Standby letters of credit	$20,683	$14,719	$ 905	$ 36,307
Guarantees	5,000	2,700		7,700
Other commercial commitments(4)	62,954	45,147	451	108,552
Total commercial commitments	$88,637	$62,566	$1,356	$152,559

(1) Includes interest payments.

(2) Includes obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

(3) As previously discussed and disclosed in Note O of the notes to consolidated financial statements, the operating leases for certain facilities will terminate in August 2003. While we have not decided whether we would renew the lease or purchase the land and buildings under these leases, for purposes of this table, we have assumed that we will purchase the land and buildings using five-year debt.

(4) Includes amount of $78 million potentially payable for surety bonds as disclosed in Note P of the notes to consolidated financial statements, $23 million payable to purchase stock of GBR as discussed previously and in Note P of the notes to consolidated financial statements, $4 million payable to those former employees who held shares distributed from our Employee Stock Retirement Plan that bear a limited put option as of January 31, 2002 as more fully discussed in Note I of the notes to consolidated financial statements and $3 million payable on equipment financing for the U.S. Government as previously discussed and in Note O of the notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for our fiscal year which began February 1, 2002. SFAS No. 144 supercedes and clarifies the accounting in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. Adoption of SFAS No. 144 on February 1, 2002 did not have a material impact on our consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which will be effective for our fiscal year beginning February 1, 2003, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect adoption of SFAS No. 143 to have a material impact on our consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interest method no longer be used. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit. Identifiable intangible assets were amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" through February 1, 2002 when SFAS No. 144 became effective. We adopted SFAS No. 141 and SFAS No. 142 on February 1, 2002, although certain provisions were applied to acquisitions closed subsequent to June 30, 2001. Effective February 1, 2002, we ceased amortizing all goodwill. As of January 31, 2002, we had goodwill of $150 million. Implementing the non-amortization provisions of SFAS 142 for goodwill is expected to result in an increase in operating income of approximately $25 million in 2003. As part of implementing these new statements, we evaluated our current goodwill and intangible assets and reclassified one intangible asset of $1.5 million as goodwill. We did not reclassify any of our previously recorded goodwill as an intangible asset. We completed an evaluation of our goodwill for the transitional goodwill impairment test and determined that we will not have a transitional goodwill impairment charge. In 2002, two small acquisitions with an aggregate purchase price of $1.3 million were completed after June 30, 2001 under the transition rules of SFAS No. 141 and SFAS No. 142.

Effects of Inflation

Our cost-reimbursement type contracts are generally completed within one year. As a result, we have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term FFP and T&M type contracts typically include sufficient labor and other cost escalations in amounts expected to cover cost increases over the period of performance. Consequently, because costs and revenues include an inflationary increase commensurate with the general economy, net income as a percentage of revenues has not been significantly impacted by inflation. As we expand our business into international markets and highly inflationary economies, movements in foreign currency exchange rates may impact our results of operations. Currency exchange rate fluctuations may also affect our competitive position in international markets as a result of their impact on our profitability and the pricing offered to our non-U.S. customers.

OFFICERS

SAIC

Chairman of the Board, President, and Chief Executive Officer
J.R. Beyster

Corporate Executive Vice Presidents
D.P. Andrews
J.D. Heipt[1]
W.A. Roper, Jr.
J.H. Warner, Jr.

Executive Vice Presidents
N.E. Cox
T.E. Darcy[2]
D.H. Foley
J.E. Glancy
S.D. Rockwood
R.A. Rosenberg
A. L. Slotkin
J.P. Walkush

Sector Vice Presidents
C.M. Albero
W.L. Chadsey
J.W. Craver III
M.A. Daniels
R.F. Eger
M.V. Hughes III
E.D. Martin
J.A. McCall, Jr.
L.T. Papay
L.J. Peck
W.H. Russell
G.T. Singley III

Group Senior Vice Presidents
G.A. Anderson
T.C. Bache
B.T. Bebb
M.A. Boster
M.A. Bowers
R.B. Buchanan
D.M. Campbell
R.M. Cann
J.P. Casciano
P.H. Chang
A.R. Coffin
A.L. Cole
M.W. Cramer
J.E. Cuff
D.R. Dakin
D.A. DeMaio
T.A. Dillon
R.P. Dube
J.O. Gobien
W.H. Gurley
J.C. Hammett, Jr.
C.D. Harris
N.B. Hutchinson
F.W. Jenkins
D.L. Johnson
W.J. Kelly
M.L. Kerrigan
B.J. Kitaoka
M.A. Mark
B.H. Marler
J.M. Minnoch
W.F. Monet
K.P. Oschman
M.A. Pierson
I.D. Reid
R.M. Schlesinger
R.F. Shokes
J.F. Soukup
D.L. Stanford
C.G. Sutten, Jr.
D.E. Yates
R.K. Young
C.W. Zang

Senior Vice President and General Counsel
D.E. Scott

Senior Vice President and Controller
P.N. Pavlics

Senior Vice President for Contracts & Procurement
R.S. Ayers

Senior Vice President for Human Resources
B.L. Theule

Senior Vice President and Treasurer
S.P. Fisher

Senior Vice President for Government Affairs
J.J. Killeen

Senior Vice President for Communication
B.A. Haddad

Senior Vice President for Mergers and Acquisitions
K.E. Murphy

Senior Vice Presidents for Administration
R.S. Birdsong
F.R. Hazard
P.E. Levi
S.H. Weiss

Senior Vice President and Chief Information Officer
D.R. Rice

Senior Vice President for Science and Technology
E.A. Frieman

Senior Vice Presidents
P.A. Bannister
E.L. Barnes
J. Becker
G.L. Bell
P.H. Bosma
A.P. Botticelli
J.M. Brisby
J.W. Dempsey
J.R. Desiderio, Jr.
L.A. Dunn
J. R. Dyer
K.E. Evans
P. Gill
S.P. Gold
K.A. Greenes
W.K. Hagan
E.D. Hagee
J.F. Hakeem
D.L. Hall
B.J. Hays
E.J. Hendrick, Jr.
F. Huey
D.L. James
L.J. Janning
R.O. Johnson
C.W. Kelly III
K.H. Krammes
M. Mandelberg
J.S. McKitrick
R.E. McMains
R.E. Mullen
T.S. O'Beirne
J.P. Penhune
L.J. Poanessa
D.J. Poirier
L.J. Porcello
D.M. Price
A.M. Rakowski
W. Reed
J.C. Richardson, Jr.
P.A. Sager
J.O. Sappington
J.S. Secker
C.A. Smith
C.W. Spofford
J.A. Swiderski
R.D. Thuleen
A.J. Tolin
L.H. Turner, Jr.
K.B. Van Dillen
J.T. Vasak
R.C. Wade
R.A. Wallner
S.E. Webster
D.W. Winstead
R.W. Wood
C.F. Zumba

Senior Vice Presidents for Corporate Development
B.J. Bingham
H. Bozorgmanesh
P. Bruce
D.M. Criste
T. Fitzpatrick
R.R. Foster
W.F. Garrison
J.B. Idell
J.W. Kaine
D.A. Kay
R.J. Knecht
M.J. Langston
M.A. Mazaika
L.K. Mosemann II
V.J. Orphan
G. Otchere
T.M. Owen, Jr.
J.S. Parker
J.T. Pecharich
A.L. Punaro
W.K. Rudewick, Jr.
J.E. Russell
J.B. Sharkey
R.T. Shearer
C. L. Silva
K.E. Sunday
L.M. Trammell
R.E. Walters, Sr.
A.T. Wassel
A.H. Watkins
G.K. Wincup
E.F. Yeates
S.F. Zimmerman

Senior Vice Presidents for Program Management
A.A. Boyd
B.P. Dole
G.A. Eiloo
J.D. Hartman
G.L. Price
R.A. Roberts

Senior Vice President for Technology
A.T. Drobot

Corporate Vice Presidents
R.W. Ade
N. Aitkenhead
D.C. Amick
J.P. Aucella
P.W. Baird
D.L. Bareis
M.C. Beckman
B.L. Beers
J.W. Benepe
C.L. Bjerkaas
J.A. Blackwell, Jr.
P.R. Boozer
R.B. Bradford
R.M. Brandin
D.R. Branscome
A.P. Brinks
R.L. Burkhart
J.L. Cantor
S.B. Chodakewitz
D.M. Clemons
L.A. Clinard
R.E. Cline, Jr.
W.A. Coleman
L.H. Congemi
R.A. Cooke
W.M. Crumpler
S.J. Cvrk
P.C. Davidson
H.B. Davis
W.K. Deen
C. DeJonge
S.E. Donaldson
D.A. Doughty
T.S. Eller
G.R. Fawcett
B.B. Ferguson
R.L. Fitzer
J.M. Flanagan
L.W. Flossman
J.J. Fratamico, Jr.
S.B. Ganguli
C.A. Gauss
E.G. Gibson
A. Gold
J.E. Greaney
J.T. Grumski
J.H. Gully
J.H. Harris
S.B. Harris
B.R. Hattershire
K.A. Heffner
G.K. Helsten
G.P. Hempstead
S.N. Higgins
S.L. Hipple
R.D. Hirt
P.G. Howard
E.J. Hunt
D.W. Jenny
M.K. Johannsen
A.J. Jordano
E.J. Kaiser
C. Kendall
J.P. King
D.J. Knize
C.R. Kost
K.E. Kozlowski
A.C. Kuffner
C.F. Lam
G.P. LaMarca
K.M. LaVigne
H.D. Lester
C.M. Lewis
G.C. Lufriu
B.S. Macaleer
G.R. May
D.C. McBride
J.T. McGahan
E.R. McNicholas
B.J. McWatters
M.M. Mekaru
A.J. Meranda
P.N. Mikhalevsky
B.D. Miner
G.P. Modica
T.H. Neighbors
J.C. Niehoff
K.M. Nightingale
R.A. Offerdahl
R.C. Osterhout
R.T. Osterthaler
J.R. Painter
R.R. Pannell
K.E. Patterson
M.S. Pederson
J.W. Pfeiffer
J.C. Philips
L.R. Phillips
H.J. Pierce, Jr.
T.T. Porter
R.T. Profant
F.W. Regan
C.S. Reiss
P.R. Renfree
D.W. Richardson
S.D. Rizzi
A. Rosen
M.M. Sabado
M.F. Scharff
C.T. Schooley
T.L. Sears
S.B. Selecman
T.J. Sereno
A.N. Shah
A.E. Shattuck
J.E. Shiflett
R.W. Simak
A.D. Smith
R.J. Smith
R.W. Smith
J.R. Snowden

[1] Secretary
[2] Chief Financial Officer

OFFICERS

C.D. Sorensen
D.H. Stahl
W.K. Stahlman
C.V. Stewart
M. Stowers
L.B. Strafer
T.J. Sullivan, Jr.
H.A. Sunkenberg
J.A. Svensson
T.W. Swartz
R.E. Thomas
E.A. Timmes
J.F. Tinney
J.D. Turinetti
K.K. Vyas
M.J. Walsh
S.L. Ward III
J.E. Weatherbee
J. Wenning
R.F. Wetzl
S.C. Whitfield
J.J. Wilcox
H.A. Williams
J.F. Wimpey
J.H. Winso
A.N. Yaeger
D.L. Yaktine
M.W.L. Yap
B.E. Zimmerman
R.A. Ziskind

Corporate Vice Presidents for Administration
M.J. Alber
C.D. Archer
J.W. Armstrong
R.K. Ballard
H.S. Barajas
N.E. Barton
R.G. Berg, Jr.
G.C. Bowen
S.J. Bresler
P.J. Bumann
S.R. Burka
S.L. Carder San Miguel
W.T. Chisholm
S.J. Comber
M.D. Connel
S.C. Cosentino
P.M. Degon-Schrum
A.M. Dovie
J.W. Duchesne, Jr.
M.L. Dunford
R.S. Forrester
B.I. Garrett
R.M. Grant
R.P. Gregory
J.A. Hastings
K.A. Hedges
K.J. Houston
A. Jahnes-Smith
W.B. Jeffers
A.M. Jenings
Y.L. Johnson
B.F. Keenan
M.G. Kiernan
K.M. Kurtz
D.M. Landry
J.P. Linn
A.M. Liu
L.M. Manley
W.J. McGarrett
M.W. Mendler
S.K. Michelson
S.M. Militello
M.J. Moran
J.C. Morgan
M.C. Muzyka
D.A. Nordgaard
D.A. Nowack
D.H. O'Donnell
M.P. Pasqua
M.E. Pence
K.E. Phillips
S.L. Phillips
T.F. Richardson
D.W. Roberts
A. Rothenberg
L.R. Runyeon
T.L. Savage
S.D. Sorensen
J.J. Toth
T. Trevino
D.A. Vernon
J.B. Warner
P.R. Williams
K.J. Winstead
W.A. Woolson

Corporate Vice Presidents for Corporate Development
B.R. Almond
D.L. Bauer
J.R. Beale
L.W. Chakrin
J.B. Chocheles
P.J. Corte
L.M. Cuddy
R.J. Dacey
P.R. Feldman
J.G. Garcia
E.P. Gay
C. Giasson
C.W. Greve
G.M. Grim
M.C. Hancock
L.A. Hazlewood
E.J. Heffelmire
C.R. Henry
J.L. Hunt
W.B. Jack
J.K. Kennedy
R.L. Klobuchar
J.J. Leo
T.W.L. McCall, Jr.
M.D. McConnell
E.J. Mechenbier
S. Mitrani
E.C. Morris
W.G. Murch
P. North
G.C. Oehler
S.A. Patay
R.D. Richardson
J.A. Shannon
C.G. Tolliver
R.J. Toma
R.E. Weiner
D.F. Williams, Jr.

Corporate Vice President Government Affairs
K.M. Thorpe

Corporate Vice Presidents for Program Management
E.K. Azuma
J.D. Barton
D.A. Blottie
J.M. Burke
J.M. Christens Jr.
M.R. Cosby
A.L. Gowen
R.A. Hay
C.L. Kanewske
P.J. Looges
M.J. Markley
Y.Y. Marshall
M.L. Moore
G.A. Sacco
M.I. Santos
D.L. Schroeder
C.T. Shehane

Corporate Vice Presidents for Quality Assurance
S.R. Cobb-Flanagan
J.R. Simpson

Corporate Vice Presidents for Technology
D.B. Baker
J.J. Romano
P.T. Surko

Major Operating Subsidiaries *and* Joint Ventures

Telcordia Technologies
Chief Executive Officer:
R.C. Smith

President and Chief Operating Officer:
H.C. Smith

Corporate Vice Presidents and Group Presidents:
R.D. Brown
D.E. Burns
S.G. Chappell
R.F. Kamel

Corporate Vice President:
R.W. Lucky

Corporate Vice President and Chief Financial Officer:
J.L. Walsh

Corporate Vice President and General Counsel:
G.L. Clark

AMSEC LLC
Chairman, President, and Chief Executive Officer:
C.M. Albero

ANXeBusiness Corp
President and Chief Executive Officer:
A.J. Preston

Calanais
Chairman:
A.L. Slotkin

Data Systems and Solutions, LLC
President and Chief Executive Officer:
M.A. Cowdry

INTESA
Chief Executive Officer and Director:
P. Orsolani

SAIC Europe Limited
Chairman of the Board:
H. Bozorgmanesh

SAIC Limited
Managing Director:
B. Gunn

Science Applications International Corporation (SAIC Canada)
President:
S.D. Rockwood

SAIC Venture Capital Corporation
President and Managing Director:
K.A. Werner

Major Affiliates
Danet, Germany
Saudi-SAI, Saudi Arabia

OTHER STOCKHOLDER INFORMATION

The price of the Class A Common Stock is established by the Board of Directors pursuant to a valuation process which includes a stock price formula and valuation input from an independent appraisal firm and which is more fully described in the "Limited Market" discussion in the Company's Annual Report on Form 10-K for the year ended January 31, 2002. The Board of Directors believes that the current valuation process results in a value which represents a fair market value for the Class A Common Stock within a broad range of financial criteria. The following table sets forth the historical formula price for the Class A Common Stock and the Class B Common Stock for the periods beginning on the dates indicated:

Date	Price per share of Class A Common Stock	Price per share of Class B Common Stock
April 14, 2000	$30.25	$605.00
July 14, 2000	$30.08	$601.60
October 13, 2000	$30.87	$617.40
January 12, 2001	$30.83	$616.60
April 13, 2001	$30.20	$604.00
July 13, 2001	$31.37	$627.40
October 12, 2001	$32.27	$645.40
January 11, 2002	$32.95	$659.00
April 12, 2002	$33.06	$661.20

Annual Meeting

The annual meeting of the stockholders of Science Applications International Corporation will be held on July 12, 2002 in San Diego. Notice of the meeting and proxy statement will be mailed to stockholders in advance of the meeting.

The Company's Annual Report on Form 10-K for the year ended January 31, 2002 (without exhibits), as filed with the Securities and Exchange Commission, contains additional information about the Company and is available free of charge to the Company's stockholders. Please direct requests in writing to the attention of the Corporate Secretary, Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.



STRATEGIC LOCATIONS

United States: SAIC has employees in 49 states and the District of Columbia. The largest concentrations of employees are in San Diego, the greater Washington, D.C. area, the greater Hampton Roads area of Virginia, and northern New Jersey.

International: SAIC has employees in more than 20 countries, including:
Europe: Belgium, Bosnia, Czech Republic, England, France, Germany, Ireland, Scotland, Italy, Spain, Turkey
North America: Canada
Middle East: Egypt, Saudi Arabia
South America: Argentina, Colombia, Venezuela
Pacific Rim: Australia, Japan, South Korea, Taiwan

INDEPENDENT AUDITORS

Deloitte & Touche LLP, San Diego, California

Produced by the SAIC Marketing Communications Center

Project Director: Nola Smith
Art Director: Dave Poehlman
Principal Photographer: Wilson North
Principal Writers: Bruce Hasley, Rozlyn Reece, Greg Pankauski
Associate: Susan Harrington
Printer: Rush Press

Statements in this Annual Report other than historical data and information may constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause actual results, performance, or achievements to be very different from the results, performance or achievements expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to, the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2002, and in such other filings that the Company makes with the SEC from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.


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An Employee-Owned Company
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